SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the six months ended June 30, 2016

Commission File Number: 001 - 12518

BANCO SANTANDER, S.A.

Ciudad Grupo Santander

28660 Boadilla del Monte

Madrid - Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes	No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Not applicable

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Accounting Principles

Under Regulation (EC) No. 1606/2002 of the European Parliament and of the Council of July 19, 2002, all companies governed by the law of an EU Member State and whose securities are admitted to trading on a regulated market of any Member State must prepare their consolidated financial statements in conformity with the International Financial Reporting Standards previously adopted by the European Union (“EU-IFRS”). The Bank of Spain Circular 4/2004 of December 22, 2004 on Public and Confidential Financial Reporting Rules and Formats (“Circular 4/2004”) requires Spanish credit institutions to adapt their accounting systems to the principles derived from the adoption by the European Union of International Financial Reporting Standards. Therefore, Grupo Santander (“the Group” or “Santander”) is required to prepare its consolidated financial statements for the six-month period ended June 30, 2016 in conformity with the EU-IFRS and Bank of Spain’s Circular 4/2004. Differences between EU-IFRS, Bank of Spain’s Circular 4/2004 and International Financial Reporting Standards as issued by the International Accounting Standard Board (IFRS-IASB) are not material. Therefore, we assert that the financial information contained in this report on Form 6-K complies with IFRS-IASB.

We have presented our financial information according to the classification format for banks used in Spain. We have not reclassified the line items to comply with Article 9 of Regulation S-X. Article 9 is a regulation of the US Securities and Exchange Commission that contains formatting requirements for bank holding company financial statements.

General Information

Our consolidated financial statements are in Euros, which are denoted “euro”, “euros”, “EUR” or “€” throughout this report. Also, throughout this report, when we refer to:

•	“dollars”, “US$” or “$”, we mean United States dollars; and

•	“pounds”, “GBP sterling” or “£”, we mean United Kingdom pounds.

When we refer to “average balances” for a particular period, we mean the average of the month-end balances for that period, unless otherwise noted. We do not believe that monthly averages present trends that are materially different from trends that daily averages would show. In calculating our interest income, we include any interest payments we received on non-accruing loans if they were received in the period when due.

When we refer to “loans”, we mean loans, leases, discounted bills and accounts receivable, unless otherwise noted. The loan to value “LTV” ratios disclosed in this report refer to LTV ratios calculated as the ratio of the outstanding amount of the loan to the most recent available appraisal value of the mortgaged asset. Additionally, if a loan is approaching a doubtful status, we update the appraisals which are then used to estimate allowances for loan losses.

When we refer to “non-performing balances”, we mean non-performing loans and contingent liabilities (“NPL”), securities and other assets to collect.

When we refer to “allowances for credit losses”, we mean the specific allowances for credit losses, and unless otherwise noted, the collectively assessed allowance for credit losses including any allowances for country-risk. See “Item 4. Information on the Company—B. Business Overview—Classified Assets—Allowances for Credit Losses and Country-Risk Requirements” in our annual report on Form 20-F for the year ended December 31, 2015 (the “2015 Form 20-F”).

When we refer to “perimeter effect”, we mean growth or reduction derived from changes in the companies that we consolidate resulting from acquisitions, dispositions or other reasons.

Where a translation of foreign exchange is given for any financial data, we use the exchange rates of the relevant period (as of the end of such period for balance sheet data and the average exchange rate of such period for income statement data) as published by the European Central Bank, unless otherwise noted.

Management makes use of certain financial measures in local currency to help in the assessment of on-going operating performance. These non-GAAP financial measures include the results of operations of our subsidiary banks located outside the eurozone, excluding the impact of foreign exchange. We analyze these banks’ performance on a local currency basis to better measure the comparability of results between periods. Because changes in foreign currency exchange rates have a non-operating impact on the results of operations, we believe that evaluating their performance on a local currency basis provides an additional and meaningful assessment of performance to both management and the company’s investors. For a discussion of the accounting principles used in translation of foreign currency-denominated assets and liabilities to euros, see Note 2(a) to our consolidated financial statements for the year ended December 31, 2015 in our 2015 Form 20-F.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This report contains statements that constitute “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, information regarding:

•	exposure to various types of market risks;

•	management strategy;

•	capital expenditures;

•	earnings and other targets; and

•	asset portfolios.

Forward-looking statements may be identified by words such as “expect,” “project,” “anticipate,” “should,” “intend,” “probability,” “risk,” “VaR,” “RORAC,” “target,” “goal,” “objective,” “estimate,” “future” and similar expressions. We include forward-looking statements in the “Operating and Financial Review and Prospects” and “Quantitative Analysis About Market Risk” sections. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statements.

You should understand that adverse changes in the following important factors, in addition to those discussed in our 2015 Form 20-F under “Key Information—Risk Factors”, “Operating and Financial Review and Prospects,” “Information on the Company” and elsewhere in this current report, could affect our future results and could cause those results or other outcomes to differ materially from those anticipated in any forward-looking statement:

Economic and Industry Conditions

•   general economic or industry conditions in Spain, the U.K., the U.S., other European countries, Brazil, other Latin American countries and the other areas in which we have significant business activities or investments;

•   exposure to various types of market risks, principally including interest rate risk, foreign exchange rate risk and equity price risk;

•   a worsening of the economic environment in Spain, the U.K., the U.S., other European countries, Brazil, other Latin American countries, and increase of the volatility in the capital markets;

•   the effects of a continued decline in real estate prices, particularly in Spain and the U.K.;

•   the effects of results of the UK’s referendum on membership in the European Union;

•   monetary and interest rate policies of the European Central Bank and various central banks;

•   inflation or deflation;

•   the effects of non-linear market behavior that cannot be captured by linear statistical models, such as the VaR model we use;

•   changes in competition and pricing environments;

•   the inability to hedge some risks economically;

•   the adequacy of loss reserves;

•   acquisitions or restructurings of businesses that may not perform in accordance with our expectations;

•   changes in demographics, consumer spending, investment or saving habits;

•   potential losses associated with prepayment of our loan and investment portfolio, declines in the value of collateral securing our loan portfolio, and counterparty risk; and

•   changes in competition and pricing environments as a result of the progressive adoption of the internet for conducting financial services and/or other factors.

Political and Governmental Factors

•   political stability in Spain, the U.K., other European countries, Latin America and the U.S.;

•   changes in Spanish, U.K., E.U., U.S., Latin American, or other jurisdictions’ laws, regulations or taxes, including changes in regulatory capital and liquidity requirements, including as a result of the UK exiting the European Union; and

•   increased regulation in light of the global financial crisis.

Transaction and Commercial Factors

•   damage to our reputation;

•   our ability to integrate successfully our acquisitions and the challenges inherent in diverting management’s focus and resources from other strategic opportunities and from operational matters while we integrate these acquisitions; and

•   the outcome of our negotiations with business partners and governments.

Operating Factors

•   potential losses associated with an increase in the level of non‑performance by counterparties to other types of financial instruments;

•   technical difficulties and/or failure to improve or upgrade our information technology;

•   changes in our ability to access liquidity and funding on acceptable terms, including as a result of changes in our credit spreads or a downgrade in our credit ratings or those of our more significant subsidiaries;

•   our exposure to operational losses (e.g., failed internal or external processes, people and systems);

•   changes in our ability to recruit, retain and develop appropriate senior management and skilled personnel;

•   the occurrence of force majeure, such as natural disasters, that impact our operations or impair the asset quality of our loan portfolio; and

•   the impact of changes in the composition of our balance sheet on future net interest income.

The forward-looking statements contained in this report speak only as of the date of this report. We do not undertake to update any forward-looking statement to reflect events or circumstances after that date or to reflect the occurrence of unanticipated events.

Item 1

Selected Consolidated Financial Information

We have selected the following financial information from our consolidated financial statements. You should read this information in connection with, and it is qualified in its entirety by reference to, our consolidated financial statements.

On November 19, 2015 the CNMV released Circular 5/2015 of October 28, which modified the previously issued Circular 1/2008 from January 30, 2008 regarding the periodic information issued by securities trading companies. The Circular has modified the breakdown and presentation of certain financial statements, although the changes are not significant and are in compliance with IAS 34. The corresponding 2015, 2014, 2013, 2012 and 2011 financial information has been re-elaborated under this new criteria to be comparable. Except for this non-significant re-elaboration, the financial information set forth below for the years ended December 31, 2015, 2014, 2013, 2012 and 2011 has been selected from our annual financial statements which can be found in our previously-filed annual reports on Form 20-F.

Our interim unaudited consolidated financial statements reflect all adjustments that we believe are necessary to present such information fairly for the six months ended June 30, 2016 and 2015. All of those adjustments are of a normal recurring nature. Our results for the six months ended June 30, 2016 are not necessarily indicative of what our results will be for the full year or any other period.

	Year ended December 31,					Unaudited Six months ended June 30,
	2015	2014	2013	2012	2011	2016	2015
	(Millions of euros, except percentages and per share data)
Interest and similar income	57,198	54,656	51,447	58,791	60,618	27,032	29,182
Interest expense and similar charges	(24,386)	(25,109)	(25,512)	(28,868)	(30,024)	(11,838)	(12,240)
Interest income / (charges)	32,812	29,547	25,935	29,923	30,594	15,194	16,942
Dividend income	455	435	378	423	394	253	273
Income from companies accounted for by the equity method	375	243	500	427	57	195	200
Fee and commission income	13,042	12,515	12,473	12,732	12,640	6,275	6,606
Fee and commission expense	(3,009)	(2,819)	(2,712)	(2,471)	(2,232)	(1,329)	(1,495)
Gains/losses on financial assets and liabilities (net)	(770)	3,974	3,234	3,329	2,838	1,923	(298)
Exchange differences (net)	3,156	(1,124)	160	(189)	(522)	(672)	1,333
Other operating income	1,971	1,682	1,179	1,152	1,302	1,150	1,418
Other operating expenses	(2,235)	(1,978)	(1,598)	(1,658)	(1,824)	(1,160)	(1,370)
Income from assets under insurance and reinsurance contracts	1,096	3,532	4,724	5,541	6,748	1,024	426
Expenses from liabilities under insurance and reinsurance contracts	(998)	(3,395)	(4,607)	(4,949)	(6,356)	(988)	(383)
Total income	45,895	42,612	39,666	44,260	43,639	21,865	23,652
Administrative expenses	(19,302)	(17,899)	(17,452)	(17,801)	(17,644)	(9,204)	(9,611)
Personnel expenses	(11,107)	(10,242)	(10,069)	(10,306)	(10,305)	(5,395)	(5,591)
Other general expenses	(8,195)	(7,657)	(7,383)	(7,495)	(7,339)	(3,809)	(4,020)
Depreciation and amortization	(2,418)	(2,287)	(2,391)	(2,183)	(2,098)	(1,181)	(1,195)
Provisions (net)	(3,106)	(3,009)	(2,445)	(1,472)	(2,534)	(1,570)	(1,560)
Impairment or reversal of impairment of financial assets measured at fair value through profit or loss (net)	(10,652)	(10,710)	(11,227)	(18,880)	(11,794)	(4,647)	(5,295)
Impairment on other assets (net)	(1,092)	(938)	(503)	(508)	(1,517)	(38)	(287)
Gains/(losses) on non financial assets and investments (net)	112	3,136	2,152	906	1,846	27	193
Gains from bargain purchases arising in business combinations	283	17	—	—	—	—	—
Gains/(losses) on non-current assets held for sale not classified as discontinued operations	(173)	(243)	(422)	(757)	(2,109)	(40)	(56)
Operating profit/(loss) before tax	9,547	10,679	7,378	3,565	7,789	5,212	5,841
Income tax	(2,213)	(3,718)	(2,034)	(584)	(1,727)	(1,642)	(765)
Profit from continuing operations	7,334	6,961	5,344	2,981	6,062	3,570	5,076
Profit from discontinued operations (net)	—	(26)	(15)	70	15	—	—
Consolidated profit for the year	7,334	6,935	5,329	3,051	6,077	3,570	5,076
Profit attributable to the Parent	5,966	5,816	4,175	2,283	5,289	2,911	4,261
Profit attributable to non controlling interest	1,368	1,119	1,154	768	788	659	815

Per Share Information:
Average number of shares (thousands) (1)	14,113,617	11,858,690	10,836,111	9,766,689	8,892,033	14,394,766	13,934,352
Basic earnings per share (in euros)	0.40	0.48	0.39	0.23	0.59	0.19	0.30
Basic earnings per share continuing operation (in euros)	0.40	0.48	0.39	0.22	0.59	0.19	0.30
Diluted earnings per share (in euros)	0.40	0.48	0.38	0.23	0.59	0.19	0.30
Diluted earnings per share continuing operation (in euros)	0.40	0.48	0.38	0.22	0.59	0.19	0.30
Remuneration (euros) (2)	0.20	0.60	0.60	0.60	0.60	0.105	0.10
Remuneration (US$) (2)	0.22	0.73	0.83	0.79	0.78	0.12	0.11

	Year ended December 31,					Unaudited Six months ended June 30,
	2015	2014	2013	2012	2011	2016
	(Millions of euros, except percentages and per share data)
Total assets	1,340,260	1,266,296	1,115,763	1,269,645	1,251,048	1,342,906
Loans and advances to central banks and credit institutions (net) (3)	82,530	81,288	74,246	71,129	47,950	95,395
Loans and advances to customers (net) (3)	790,848	734,711	668,856	719,112	748,541	783,457
Investment Securities (net) (4)	203,834	195,164	142,234	152,066	154,015	198,298
Investments: Associates and joint venture	3,251	3,471	5,536	4,454	4,155	3,411

Contingent liabilities (net)	39,834	43,770	40,600	45,033	48,042	42,316

Liabilities
Deposits from central banks and credit institutions (5)	175,374	155,617	109,397	153,312	143,287	159,453
Customer deposits (5)	683,142	647,705	608,201	630,848	634,402	671,903
Debt securities (5)	226,160	213,695	191,252	219,652	211,492	230,985

Capitalization
Guaranteed Subordinated debt excluding preferred securities and preferred shares (6)	6,091	3,276	4,603	5,207	6,619	7,351
Other Subordinated debt	7,864	6,878	7,483	8,291	10,477	8,253
Preferred securities (6)	6,749	6,239	3,652	4,319	5,447	6,708
Preferred shares (6)	449	739	401	421	449	409
Non-controlling interest (including net income of the period)	10,713	8,909	9,314	9,415	6,354	11,736
Stockholders' equity (7)	88,040	80,805	70,328	71,797	74,408	88,612
Total capitalization	119,906	106,846	95,781	99,450	103,754	123,068
Stockholders’ Equity per average share (7)	6.24	6.81	6.49	7.35	8.37	6.16
Stockholders’ Equity per share at period end (7)	6.12	6.42	6.21	6.99	8.71	6.19
Other managed funds
Mutual funds	109,028	109,519	93,304	89,176	102,611	120,585
Pension funds	11,376	11,481	10,879	10,076	9,645	10,979
Managed portfolio	20,337	20,369	20,987	18,889	19,200	20,422
Total other managed funds (8)	140,741	141,369	125,170	118,141	131,456	151,986

Consolidated Ratios
Profitability Ratios:
Net Yield (9)	2.90%	2.89%	2.55%	2.81%	2.96%	2.70%
Return on average total assets (ROA) (10)	0.55%	0.58%	0.44%	0.24%	0.49%	0.56%
Return on average stockholders' equity (ROE) (10)	6.61%	7.75%	5.84%	3.14%	7.33%	7.03%
Capital Ratio:
Average stockholders' equity to average total assets	6.70%	6.24%	5.89%	5.65%	5.88%	6.60%
Ratio of earnings to fixed charges (11)
Excluding interest on deposits	1.77%	1.90%	1.69%	1.27%	1.62%	1.87%
Including interest on deposits	1.39%	1.43%	1.29%	1.11%	1.26%	1.43%

Credit Quality Data
Loans and advances to customers
Allowances for non-performing balances including country risk and excluding contingent liabilities as a percentage of total gross loans	3.24%	3.57%	3.59%	3.41%	2.45%	3.18%
Non-performing balances as a percentage of total gross loans (12)	4.42%	5.30%	5.81%	4.74%	4.07%	4.35%
Allowances for non-performing balances as a percentage of non-performing balances (12)	73.39%	67.42%	61.76%	72.01%	60.17%	73.04%
Net loan charge-offs as a percentage of total gross loans	1.34%	1.38%	1.38%	1.36%	1.39%	0.69%
Ratios adding contingent liabilities to loans and advances to customers and excluding country risk (*)
Allowances for non-performing balances (**) as a percentage of total loans and contingent liabilities	3.19%	3.49%	3.48%	3.29%	2.38%	3.11%
Non-performing balances as a percentage of total loans and contingent liabilities (**) (12)	4.36%	5.19%	5.64%	4.54%	3.90%	4.29%
Allowances for non-performing balances as a percentage of non-performing balances (**) (12)	73.11%	67.24%	61.65%	72.41%	61.02%	72.52%
Net loan and contingent liabilities charge-offs as a percentage of total loans and contingent liabilities	1.29%	1.30%	1.29%	1.28%	1.29%	0.66%

(*)     We disclose these ratios because our credit risk exposure comprises loans and advances to customers as well as contingent liabilities, both of which are subject to impairment and, therefore allowances are taken in respect thereof.

(**)    Non-performing loans and contingent liabilities, securities and other assets to collect.

(1)	Average number of shares has been calculated on a monthly basis as the weighted average number of shares outstanding in the relevant period, net of treasury stock.
(2)

The shareholders at the annual shareholders’ meeting held on June 19, 2009 approved a new remuneration scheme (scrip dividend), whereby the Bank offered the shareholders the possibility to opt to receive an amount equivalent to the dividends in cash or new shares. The remuneration per share for 2011, 2012, 2013 and 2014 disclosed above, €0.60, is calculated assuming that the four dividends for these years were paid in cash.

On January 8, 2015, an extraordinary meeting of the board of directors took place to reformulate the dividend policy of the Bank to take effect with the first dividend to be paid with respect to our 2015 results, in order to distribute three cash dividends and a scrip dividend relating to such 2015 results. Each of these dividends amounted €0.05 per share. The Bank paid the dividends on account of the earnings for the 2015 financial year in August 2015, November 2015, February 2016 and May 2016 for a gross amount per share of €0.05.

The remuneration per share disclosed for each financial year includes the four dividends paid or to be paid on account of that financial year. For the periods ended June 30, 2016 and June 30, 2015 the remuneration per share disclosed includes half of the dividends paid or to be paid on account of the financial years ended December 31, 2016 and 2015, respectively. The figure for June 30, 2016 is estimated based on the first dividend on account of the 2016 financial year which was paid in August 2016.

(3)

Equals the sum of the amounts included under the headings “Financial assets held for trading”, “Other financial assets at fair value through profit or loss” and “Loans and receivables” as stated in our consolidated financial statements.

(4)

Equals the amounts included as “Debt instruments” and “Equity instruments” under the headings “Financial assets held for trading”, “Other financial assets at fair value through profit or loss”, “Available-for-sale financial assets” and “Loans and receivables” as stated in our consolidated financial statements.

(5)

Equals the sum of the amounts included under the headings “Financial liabilities held for trading”, “Other financial liabilities at fair value through profit or loss” and “Financial liabilities at amortized cost” as stated in our consolidated financial statement.

(6)

In our consolidated financial statements, preferred securities and preferred shares are included under “Subordinated liabilities”. In the table above Subordinated liabilities are included both under Liabilities and Capitalization.

(7)

Equals the sum of the amounts included at the end of each period as “Equity” and “Valuation adjustments” as stated in our consolidated financial statements.  We have deducted the book value of treasury stock from stockholders’ equity.

(8)

Since December 2013 we hold a 50% ownership interest in Santander Asset Management (SAM) and control this company jointly with Warburg Pincus and General Atlantic. Funds under “Other managed funds” are mostly managed by SAM.

(9)

Net yield is the total of net interest income (including dividends on equity securities) divided by average earning assets.  See “Item 2. Selected Statistical Information—Assets—Earning Assets—Yield Spread”.

(10)

The Return on average total assets ratio is calculated as consolidated profit for the period divided by average total assets and the Return on average stockholders’ equity ratio is calculated as profit attributable to the Parent divided by average stockholders’ equity.

Consolidated profit and profit attributable to the Parent for the six months ended June 30, 2016 and June 30, 2015 have been annualized by assuming that during the second half we would obtain the same recurring results as in the first half. The calculation assumes that non-recurring results registered during the first half of the year (€-368 million in the first half of 2016 resulting from the net effect of (i) capital gains from the sale of our stake in VISA Europe (+€227 million), (ii) one-offs to restructure and improve efficiency in Santander Spain and in the Corporate Center (-€475 million), and (iii) change in the scheduled contribution dates to the Single Resolution Fund (-€120 million) and €+835 million in the first half of 2015 from the reversal of tax liabilities) will not be repeated in the second half of the year. If we calculate these ratios by doubling all the results (recurring and non-recurring), the ROA ratios for June 30, 2016 and June 30, 2015 would have been 0.53% and 0.76%, respectively, and the ROE ratios for June 30, 2016 and June 30, 2015 would have been 6.61% and 9.45%, respectively.

Consolidated profit and profit attributable to the Parent for the first half of any year are not necessarily indicative of the results for that full year.

(11)

For the purpose of calculating the ratio of earnings to fixed charges, earnings consist of pre-tax income from continuing operations before adjustment for income or loss from equity investees plus fixed charges.  Fixed charges consist of total interest expense (including or excluding interest on deposits as appropriate) and the interest expense portion of rental expense

(12)

Non-performing loans reflect Bank of Spain classifications.  These classifications differ from the classifications applied by U.S. banks in reporting loans as non-accrual, past due, restructured and potential problem loans.  See “Item 4. Information on the Company—B. Business Overview—Classified Assets—Bank of Spain’s Classification Requirements” in our 2015 Form 20-F

Set forth below is a table showing our allowances for non-performing balances broken down by various categories as disclosed and discussed throughout this report on Form 6-K:

	2015	2014	2013	2012	2011	Jun-16
Allowances refers to:	(in millions of euros)
Allowances for non-performing balances (*) (excluding country risk)	27,121	28,046	25,681	26,112	19,531	26,317
Allowances for contingent liabilities and commitments (excluding country risk)	616	652	688	614	648	613
Allowances for Balances of Loans (excluding country risk):	26,505	27,394	24,993	25,497	18,883	25,704
Allowances referred to country risk and other	322	46	154	98	210	367
Allowances for non-performing balances (excluding contingent liabilities and commitments)	26,827	27,440	25,147	25,595	19,093	26,071
Of which:
Allowances for Loans and receivables:	26,631	27,321	24,959	25,467	18,858	26,062
Allowances for customers	26,517	27,217	24,903	25,422	18,806	25,713
Allowances for credit institutions and other financial assets	19	79	37	30	36	14
Allowances for Debt instruments	95	25	19	15	16	335
Allowances for Debt instruments available for sale	196	119	188	129	235	9

(*)    Non-performing loans and contingent liabilities, securities and other assets to collect.

Exchange Rates

The exchange rates shown below are those published by the European Central Bank (“ECB”), for euros and dollar (expressed in dollars per euro) and are based on the daily consultation procedures between central banks within and outside the European System of Central Banks, which normally takes place at 14:15 p.m. CET time.

	Rate During Period
	Period End	Average Rate
Calendar Period	($)	($)
2011	1.29	1.39
2012	1.32	1.28
2013	1.38	1.33
2014	1.21	1.33
2015	1.09	1.11

	Rate During Period
Last six months	High $	Low $
2016
March	1.14	1.09
April	1.14	1.13
May	1.16	1.11
June	1.14	1.10
July	1.12	1.10
August	1.13	1.11
September (through September 13)	1.13	1.11

On September 13, 2016, the exchange rate for euros and dollars (expressed in dollars per euro), as published by the ECB, was $1.12.

For a discussion of the accounting principles used in translation of foreign currency-denominated assets and liabilities to euros, see Note 2 (a) to our consolidated financial statements included in our 2015 Form 20-F.

Item 2

Selected Statistical Information

The following tables show our selected statistical information.

Average Balance Sheets and Interest Rates

The following tables show, by domicile of customer, our average balances and interest rates for the six months ended June 30, 2016 and 2015. The information is presented for domestic and international balances whereas domestic balances include activity in Spain and international balances include activity outside of Spain.

You should read the following tables and the tables included under “—Changes in Net Interest Income—Volume and Rate Analysis” and “—Assets—Earning Assets—Yield Spread” considering the following:

•	We have included interest received on non-accruing assets in interest income only if we received such interest during the period in which it was due;

•	We have included loan arrangement fees in interest income;

•	We have not recalculated tax-exempt income on a tax-equivalent basis because the effect of doing so would not be significant;

•

We have included income and expenses from interest-rate hedging transactions as a separate line item under interest income and expenses if these transactions qualify for hedge accounting under IFRS. If these transactions did not qualify for such treatment, we included income and expenses on these transactions elsewhere in our income statement. See Note 2 to our consolidated financial statements in our 2015 Form 20-F for a discussion of our accounting policies for hedging activities;

•	We have stated average balance on a gross basis, before netting our allowances for credit losses, except for the total average asset figures, which includes such netting; and

•	All average data have been calculated using month-end balances, which is not significantly different from having used daily averages.

As stated above under “Presentation of Financial and Other Information”, we have prepared our financial statements for 2015, 2014, 2013, 2012 and 2011 and for the six months ended June 30, 2016 and 2015 under IFRS-IASB.

Average Balance Sheet - Assets and Interest Income

	Six months ended June 30,
ASSETS	2016			2015
	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate
	(in millions of euros, except percentages)
Cash and due from central banks
Domestic	4.217	25	1,19%	2.920	2	0,14%
International	90.805	905	1,99%	83.238	565	1,36%
	95.022	930	1,96%	86.158	567	1,32%
Due from credit entities
Domestic	19.532	58	0,59%	24.623	73	0,59%
International	47.035	997	4,24%	51.413	879	3,42%
	66.567	1.055	3,17%	76.036	952	2,50%
Loans and credits
Domestic	158.139	1.813	2,29%	160.828	2.179	2,71%
International	624.661	19.257	6,17%	619.788	20.383	6,58%
	782.800	21.070	5,38%	780.616	22.562	5,78%
Debt securities
Domestic	53.495	426	1,59%	51.213	424	1,66%
International	126.773	3.039	4,79%	133.657	3.471	5,19%
	180.268	3.465	3,84%	184.870	3.895	4,21%
Income from hedging operations
Domestic		31			41
International		219			298
		250			339
Other interest
Domestic		144			325
International		118			542
		262			867
Total interest-earning assets
Domestic	235.382	2.497	2,12%	239.584	3.044	2,54%
International	889.275	24.535	5,52%	888.096	26.138	5,89%
	1.124.657	27.032	4,81%	1.127.680	29.182	5,18%

Other non-interest earning assets	210.203			215.957
Assets from discontinued operations	-			-

Total average assets	1.334.860	27.032		1.343.637	29.182

Note: as of June 30, 2016 and June 30, 2015, Total average assets attributed to international activities accounted for 76% and 76%, respectively, of the Group's Total average assets.

Average Balance Sheet - Liabilities and Interest Expense

	Six months ended June 30,
	2016			2015
LIABILITIES AND STOCKHOLDERS EQUITY	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate
	(in millions of euros, except percentages)
Due to credit entities
Domestic	33.499	70	0,42%	29.490	114	0,77%
International	133.126	947	1,42%	131.846	1.171	1,78%
	166.625	1.017	1,22%	161.336	1.285	1,59%
Customers deposits
Domestic	166.266	456	0,55%	174.088	577	0,66%
International	511.621	5.914	2,31%	508.809	5.822	2,29%
	677.887	6.370	1,88%	682.897	6.399	1,87%
Marketable debt securities
Domestic	61.645	611	1,98%	63.681	867	2,72%
International	141.727	2.720	3,84%	138.946	2.639	3,80%
	203.372	3.331	3,28%	202.627	3.506	3,46%
Subordinated debt
Domestic	8.871	168	3,79%	6.306	127	4,03%
International	8.475	352	8,31%	8.258	353	8,55%
	17.346	520	6,00%	14.564	480	6,59%
Other interest-bearing liabilities
Domestic	6.483	60	1,85%	6.980	45	1,29%
International	1.761	40	4,54%	2.517	96	7,62%
	8.244	100	2,43%	9.497	141	2,97%
Expenses from hedging operations
Domestic		(107)			(161)
International		(68)			(24)
		(175)			(185)
Other interest
Domestic		247			380
International		428			234
		675			614
Total interest-bearing liabilities
Domestic	276.764	1.505	1,09%	280.545	1.949	1,39%
International	796.710	10.333	2,59%	790.376	10.291	2,60%
	1.073.474	11.838	2,21%	1.070.921	12.240	2,29%

Other non-interest bearing liabilities	161.961			172.554

Non-controlling interest	11.325			9.933

Stockholders’ Equity	88.100			90.229

Liabilities from discontinued operations	-			-

Total average Liabilities and Stockholders´ Equity	1.334.860	11.838		1.343.637	12.240

Note: as of June 30, 2016 and June 30, 2015, Total average liabilities attributed to international activities accounted for 72% and 71%, respectively, of the Group's Total average liabilities.

Changes in Net Interest Income—Volume and Rate Analysis

The following tables allocate, by domicile of customer, changes in our net interest income between changes in average volume and changes in average rate for the first six months of 2016 compared to the same period of 2015. We have calculated volume variances based on movements in average balances over the period and rate variance based on changes in interest rates on average interest-earning assets and average interest-bearing liabilities. We have allocated variances caused by changes in both volume and rate to volume. You should read the following tables and the footnotes thereto in light of our observations noted in the preceding sub-section entitled “—Average Balance Sheets and Interest Rates”.

Volume and rate analysis	IFRS-IASB
	Six months ended June 30, 2016/2015
	Increase (Decrease) due to changes in
	Volume	Rate	Net change
	(in millions of euros)
Interest income
Cash and due from central banks
Domestic	2	22	24
International	56	286	342
	58	308	366
Due from credit entities
Domestic	(15)	0	(15)
International	(80)	199	119
	(95)	199	104
Loans and credits
Domestic	(38)	(330)	(368)
International	159	(1.285)	(1.126)
	121	(1.615)	(1.494)
Debt securities
Domestic	19	(18)	1
International	(174)	(258)	(432)
	(155)	(276)	(431)
Total interest-earning assets without hedging operations
Domestic	(33)	(325)	(358)
International	(39)	(1.058)	(1.097)
	(72)	(1.383)	(1.455)
Income from hedging operations
Domestic	(10)	0	(10)
International	(79)	0	(79)
	(89)	0	(89)
Other interests
Domestic	(181)	0	(181)
International	(423)	0	(423)
	(604)	0	(604)
Total interest-earning assets
Domestic	(225)	(326)	(551)
International	(540)	(1.059)	(1.599)
	(765)	(1.385)	(2.150)

Volume and rate analysis	IFRS-IASB
	Six months ended June 30, 2016/2015
	Increase (Decrease) due to changes in
	Volume	Rate	Net change
	(in millions of euros)
Interest charges
Due to credit entities
Domestic	14	(58)	(44)
International	12	(235)	(223)
	26	(293)	(267)
Customers’ deposits
Domestic	(25)	(96)	(121)
International	33	59	92
	8	(37)	(29)
Marketable debt securities
Domestic	(27)	(229)	(256)
International	53	27	80
	26	(202)	(176)
Subordinated debt
Domestic	49	(7)	42
International	9	(10)	(1)
	58	(17)	41
Other interest-bearing liabilities
Domestic	(3)	19	16
International	(24)	(32)	(56)
	(27)	(13)	(40)
Total interest-bearing liabilities without hedging operations
Domestic	8	(372)	(364)
International	82	(189)	(107)
	90	(561)	(471)
Expenses from hedging operations
Domestic	54	0	54
International	(43)	0	(43)
	11	0	11
Other interests
Domestic	(135)	0	(135)
International	194	0	194
	59	0	59
Total interest-bearing liabilities
Domestic	(73)	(372)	(445)
International	233	(190)	43
	160	(562)	(402)

Assets

Earning Assets—Yield Spread

The following table analyzes, by domicile of customer, our average earning assets, interest income and dividends on equity securities and net interest income. Furthermore, it shows gross yields, net yields and yield spreads for each of the periods indicated. You should read this table and the footnotes thereto in light of our observations noted in the preceding sub-section entitled “—Average Balance Sheets and Interest Rates”, and the footnotes thereto.

Earning Assets - Yield Spread	IFRS-IASB
	Six months ended June 30,
	2016	2015
	(in millions of euros, except percentages)
Average earning assets
Domestic	235.382	239.584
International	889.275	888.096
	1.124.657	1.127.680
Interest
Domestic	2.497	3.044
International	24.536	26.138
	27.033	29.182
Net interest income (1)
Domestic	991	1.094
International	14.203	15.848
	15.194	16.942
Gross yield (2)
Domestic	2,12%	2,54%
International	5,52%	5,89%
	4,81%	5,18%
Net yield (3)
Domestic	0,84%	0,91%
International	3,19%	3,57%
	2,70%	3,00%
Yield spread (4)
Domestic	1,03%	1,15%
International	2,92%	3,28%
	2,60%	2,89%

(1)	Net interest income is the net amount of interest and similar income and interest expense and similar charges. — See “Income Statement” on page 7.
(2)	Gross yield is the quotient of interest income divided by average earning assets.
(3)	Net yield is the quotient of net interest income divided by average earning assets.
(4)

Yield spread is the difference between gross yield on earning assets and the average cost of interest-bearing liabilities. For a discussion of the changes in yield spread over the periods presented, see “Item 3. Operating and Financial Review and Prospects—A. Operating results—Results of Operations for Grupo Santander—Interest Income / (Charges)”.

Return on Equity and Assets

The following table presents our selected financial ratios for the periods indicated.

	IFRS – IASB
	Six Months Ended June 30,		Year Ended December 31,
	2016	2015	2015
ROA: Return on average total assets (1)	0.56%	0.68%	0.55%
ROE: Return on average stockholders’ equity (1)	7.03%	8.42%	6.61%
PAY-OUT: Dividends per average share as a percentage of profit attributable to the Parent per average share (2)	—	—	38.02%
Average stockholders’ equity as a percentage of average total assets	6.60%	6.72%	6.70%

(1)

Consolidated profit and profit attributable to the Parent for the six months ended June 30, 2016 and June 30, 2015 have been annualized by assuming that during the second half we would obtain the same recurring results as in the first half. The calculation assumes that non-recurring results registered during the first half of the year (€-368 million in the first half of 2016 resulting from the net effect of (i) capital gains from the sale of our stake in VISA Europe (+€227 million), (ii) one-offs to restructure and improve efficiency in Santander Spain and in the Corporate Center (-€475 million), and (iii) change in the scheduled contribution dates to the Single Resolution Fund (-€120 million) and €+835 million in the first half of 2015 from the reversal of tax liabilities) will not be repeated in the second half of the year. If we calculate these ratios by doubling all the results (recurring and non-recurring), the ROA ratios for June 30, 2016 and June 30, 2015 would have been 0.53% and 0.76%, respectively, and the ROE ratios for June 30, 2016 and June 30, 2015 would have been 6.61% and 9.45%, respectively. Consolidated profit and Profit attributable to the Parent for the first half of any year are not necessarily indicative of the results for that full year.

(2)

Dividend information for the six months ended June 30, 2016 and 2015 and for the year-end are not comparable. The interim figures for the six months ended June 30, 2016 and 2015 do not include any dividend (the first quarterly interim dividend for each year was paid in August 2016 and August 2015, respectively) and the full-year figure includes all dividends for the year. See “Item 8. Financial Information —A. Consolidated Statements and Other Financial Information —Shareholders remuneration” in our 2015 Form 20-F.

The pay-out ratio does not include in the numerator the amounts paid under the Santander Dividendo Elección program (scrip dividends), which are not dividends paid on account of the net attributable income of the period. Such remuneration equivalent to dividends are €607 million for the year ended December 31, 2015, and zero for the six months ended June 30, 2016 and 2015.

Interest-Earning Assets

The following table shows, by domicile of customer, the percentage mix of our average interest-earning assets for the periods indicated. You should read this table in light of our observations noted in the preceding sub-section entitled “—Average Balance Sheets and Interest Rates”, and the footnotes thereto.

	IFRS-IASB
	Six months ended June 30,
	2016	2015

Cash and due from Central Banks
Domestic	0,4%	0,3%
International	8,1%	7,4%
	8,5%	7,7%
Due from credit entities
Domestic	1,7%	2,2%
International	4,2%	4,6%
	5,9%	6,7%
Loans and credits
Domestic	14,1%	14,3%
International	55,5%	55,0%
	69,6%	69,2%
Debt securities
Domestic	4,8%	4,5%
International	11,3%	11,9%
	16,0%	16,4%
Total interest-earning assets
Domestic	20,9%	21,3%
International	79,1%	78,8%
	100,0%	100,0%

Classified Assets

Movements in Allowances for Credit Losses

The following table analyzes movements in our allowances for credit losses and movements by domicile of customer for the periods indicated. See “Presentation of Financial and Other Information”. For further discussion of movements in the allowances for credit losses, see “Item 3. Operating and Financial Review and Prospects —A. Operating results —Results of operations for Grupo Santander—Impairment Losses (net)”.

	IFRS-IASB
	Year Ended December 31,			Six months Ended June 30,
	2015	2014	2013	2016	2015
	(in millions of euros, except percentages)
Allowance for credit losses at beginning of the period
Borrowers in Spain	11,264	12,279	11,711	9,554	11,264
Borrowers outside Spain	16,057	12,680	13,756	17,077	16,057
Total	27,321	24,959	25,467	26,631	27,321

Net provisions for credit losses charged to income statement (1)
Borrowers in Spain	1,572	2,531	3,447	591	913
Borrowers outside Spain	9,997	9,326	8,607	4,806	5,047
Total	11,569	11,857	12,054	5,397	5,960

Charge offs against credit loss allowance
Borrowers in Spain	(2,877)	(3,009)	(2,580)	(1,333)	(1,560)
Borrowers outside Spain	(9,484)	(8,818)	(8,046)	(4,977)	(4,080)
Total	(12,361)	(11,827)	(10,626)	(6,310)	(5,640)

Other movements	102	2,332	(1,936)	344	(120)

Allowance for credit losses at end of the period (2) (3)
Borrowers in Spain	9,554	11,264	12,279	8,691	10,353
Borrowers outside Spain	17,077	16,057	12,680	17,371	17,168
Total	26,631	27,321	24,959	26,062	27,521

Recoveries of loans previously charged off against income statement
Borrowers in Spain	202	296	395	103	105
Borrowers outside Spain	1,173	1,040	673	650	675
Total	1,375	1,336	1,068	753	780

Average loans outstanding
Borrowers in Spain	159,897	164,517	178,227	158,139	160,828
Borrowers outside Spain	625,763	541,635	519,037	624,661	619,788
Total	785,660	706,152	697,264	782,800	780,616

Net charge-offs against loan loss allowance to average loans ratio (4)
Borrowers in Spain	1.67%	1.65%	1.23%	0.78%	0.90%
Borrowers outside Spain	1.33%	1.44%	1.42%	0.69%	0.55%
Total	1.40%	1.49%	1.37%	0.71%	0.62%

(1)	We have not included a separate line item for charge-offs of loans not previously provided for (loans charged-off against income) as these are not permitted.

(2)

Allowances for the impairment losses on the assets making up the balances of “Loans and receivables - Loans and advances to customers”, “Loans and receivables - Loans and advances to credit institutions” and “Loans and receivables – Debt securities”. See “Item 1. Selected Consolidated Financial Information”.

(3)	The segregation of the allowance for credit losses between Spain and outside Spain was made by geographical location of the Group’s company that accounts for the risk.
(4)	For the purpose of calculating the ratio, net charge-offs consist of Charge offs against credit loss allowance less Recoveries of loans previously charged off.

The net charge-offs against loan loss allowance to average loans ratio in Spain decreased as of June 30, 2016 after increasing for several periods, reflecting both a further reduction in charge-offs and a slower pace of reduction in average loans which started to grow in the second quarter of 2016.

In foreign jurisdictions the ratio increased slightly as of June 30, 2016 as compared to December 2015 and more significantly as compared to June 2015 due to the growth of charge-offs against credit loss allowances mainly in Brazil as a result of the macroeconomic environment.

The table below shows a breakdown of recoveries, net provisions and charge-offs against credit loss allowance by type and domicile of borrower for the periods indicated.

	IFRS-IASB
	Year Ended December 31,			Six months Ended June 30,
	2015	2014	2013	2016	2015
	(in millions of euros)
Recoveries of loans previously charged-off against income statement
Domestic:
Commercial, financial, agricultural, industrial	85	104	236	42	34
Real estate and construction	66	77	80	33	42
Other mortgages	7	5	7	5	5
Installment loans to individuals	44	91	48	21	20
Lease finance	0	18	19	0	4
Other	0	1	5	2	0
Total Borrowers in Spain	202	296	395	103	105
Borrowers outside Spain
Government and official institutions	0	0	0	-	-
Commercial and industrial	1,066	932	575	579	599
Mortgage loans	82	79	78	34	39
Other	25	29	20	37	37
Total Borrowers outside Spain	1,173	1,040	673	650	675
Total	1,375	1,336	1,068	753	780
Net provisions for credit losses charged to income statement
Domestic:
Commercial, financial, agricultural, industrial	681	989	1,842	341	360
Real estate and construction	174	282	176	64	115
Other mortgages	233	818	587	79	140
Installment loans to individuals	494	352	745	131	289
Lease finance	1	52	52	(14)	8
Other	(11)	38	45	(10)	1
Total Borrowers in Spain	1,572	2,531	3,447	591	913
Borrowers outside Spain
Government and official institutions	8	9	1	1	2
Commercial and industrial	9,068	8,824	7,772	4,083	4,687
Mortgage loans	269	28	553	229	156
Other	652	465	281	494	202
Total Borrowers outside Spain	9,997	9,326	8,607	4,806	5,047
Total	11,569	11,857	12,054	5,397	5,960
Charge-offs against credit loss allowance
Domestic:
Commercial, financial, agricultural, industrial	(1,037)	(1,439)	(893)	(736)	(742)
Real estate and construction	(877)	(787)	(717)	(362)	(493)
Other mortgages	(291)	(198)	(278)	(41)	95
Installment loans to individuals	(639)	(506)	(593)	(185)	(404)
Lease finance	(24)	(22)	(60)	(2)	(10)
Other	(9)	(57)	(39)	(7)	(6)
Total Borrowers in Spain	(2,877)	(3,009)	(2,580)	(1,333)	(1,560)
Borrowers outside Spain
Government and official institutions	0	0	0	-	-
Commercial and industrial	(8,629)	(8,162)	(7,130)	(4,388)	(3,817)
Mortgage loans	(325)	(277)	(459)	(230)	(104)
Other	(530)	(379)	(457)	(359)	(159)
Total Borrowers outside Spain	(9,484)	(8,818)	(8,046)	(4,977)	(4,080)
Total	(12,361)	(11,827)	(10,626)	(6,310)	(5,640)

The tables below show a breakdown of allowances for credit losses by type and domicile of borrower for the periods indicated.

	IFRS-IASB
	Year Ended December 31,
	2015	%	2014	%	2013	%
	(in millions of euros, except percentages)
Borrowers in Spain:
Commercial, financial, agricultural, industrial	2,373	8.91	2,354	8.62	2,681	10.74
Real estate and construction (*)	3,539	13.29	4,749	17.38	6,678	26.76
Other mortgages	2,854	10.72	3,254	11.91	1,810	7.25
Installment loans to individuals	566	2.12	703	2.57	967	3.87
Lease finance	159	0.60	121	0.44	113	0.46
Other	63	0.24	83	0.31	30	0.12
Total Borrowers in Spain	9,554	35.88	11,264	41.23	12,279	49.20
Borrowers outside Spain:
Government and official institutions	43	0.16	36	0.13	21	0.08
Commercial and industrial	14,083	52.88	13,218	48.38	9,765	39.12
Mortgage loans	1,828	6.86	2,043	7.48	2,223	8.91
Other	1,123	4.22	760	2.78	671	2.69
Total Borrowers outside Spain	17,077	64.12	16,057	58.77	12,680	50.80
Total	26,631	100.00	27,321	100.00	24,959	100.00

(*)  At December 31, 2015, 2014 and 2013 the allowances of the portfolio of loans to construction and property development companies with real estate purposes, defined in accordance with the Bank of Spain’s purpose-based classification guidelines, amounted to €3,041 million, €3,974 million and €4,981 million, respectively. In this table and in the previous one, loans to construction and property development companies are defined as loans granted to companies that belong to that sector, irrespective of the purpose of the loan.

	IFRS-IASB
	Six Months Ended June 30,
	2016	%	2015	%
	(in millions of euros, except percentages)
Borrowers in Spain:
Commercial, financial, agricultural, industrial	2,079	7.98	2,618	9.51
Real estate and construction (*)	3,146	12.07	3,765	13.68
Other mortgages	2,685	10.30	3,179	11.55
Installment loans to individuals	526	2.02	583	2.12
Lease finance	143	0.55	117	0.43
Other	111	0.43	91	0.33
Total Borrowers in Spain	8,691	33.35	10,353	37.62
Borrowers outside Spain:
Government and official institutions	32	0.12	39	0.14
Commercial and industrial	14,031	53.84	14,562	52.92
Mortgage loans	1,840	7.06	2,048	7.44
Other	1,468	5.63	519	1.88
Total Borrowers outside Spain	17,371	66.65	17,168	62.38
Total	26,062	100.00	27,521	100.00

(*)   At June 30, 2016 and 2015 the allowances of the portfolio of loans to construction and property development companies with real estate purposes, defined in accordance with the Bank of Spain’s purpose-based classification guidelines, amounted to €2,629 million and €3,532 million, respectively. In this table, loans to construction and property development companies are defined as loans granted to companies that belong to that sector, irrespective of the purpose of the loan.

Non-performing Balances

The following table shows our non-performing assets (loans and other assets to collect) and contingent liabilities, excluding country-risk.

	IFRS-IASB
	Year Ended December 31,			Six Months Ended June 30,
Non-performing balances	2015	2014	2013	2016	2015
	(in millions of euros)
Past-due and other non-performing balances (1) (2) (3):
Domestic	17,722	20,891	22,658	16,031	19,095
International	19,372	20,818	18,994	20,259	21,178
Total	37,094	41,709	41,652	36,291	40,273

(1)

The total amount of our non-performing balances fully provisioned under IFRS was €4,306 million, €5,255 million, and €5,312 million, at December 31, 2015, 2014, and 2013, respectively, and €4,377 million and €4,625 million at June 2016 and 2015 respectively. See “Item 4. Information on the Company—B. Business Overview—Classified Assets—Bank of Spain Charge-off Requirements” in our 2015 Form 20-F.

(2)

Non-performing balances due to country risk were €8 million, €7 million and €3 million, at December 31, 2015, 2014, and 2013, respectively, and €7 million and €2 million at June 2016 and 2015, respectively.

(3)

At December 31, 2015, 2014, and 2013 (i) the total amount of our non-performing past-due balances was €24,226 million, €29,810 million and €30,832 million, respectively, and €21,833 million and €26,849 million at June 2016 and 2015, respectively, and (ii) the total amount of our other non-performing was €12,868 million, €11,899 million and €10,820 million, respectively, and €14,458 million and €13,424 million at June 2016 and 2015, respectively.

We do not believe that there is a material amount of assets not included in the foregoing table where known information about credit risk at June 30, 2016 (not related to transfer risk inherent in cross-border lending activities) gave rise to serious doubts as to the ability of the borrowers to comply with the loan repayment terms at such date.

Evolution of Non-performing Balances

The following table shows the movement in our non-performing assets and contingent liabilities (excluding country-risk):

	IFRS-IASB
(in millions of euros)	Year ended	Year ended	Quarter ended
	Dec. 31,	Dec. 31,	Mar. 31,	Jun. 30,	Sep. 30,	Dec. 31,	Mar. 31,	Jun. 30,
	2014	2015	2015	2015	2015	2015	2016	2016

Opening balance	41,652	41,709	41,709	41,919	40,273	37,856	37,094	36,148
Increases	28,805	21,293	6,283	4,688	4,618	5,704	6,618	5,130
Cash recoveries	(17,783)	(12,485)	(4,039)	(2,985)	(2,211)	(3,250)	(4,739)	(2,693)
Foreclosed assets	(1,370)	(1,103)	(226)	(389)	(276)	(212)	(211)	(216)
Changes in scope of consolidation	497	105	54	1	-	50	13	664
Exchange differences	1,735	(64)	853	(36)	(1,849)	968	72	869
Write-offs	(11,827)	(12,361)	(2,715)	(2,925)	(2,699)	(4,022)	(2,699)	(3,611)
Closing balance	41,709	37,094	41,919	40,273	37,856	37,094	36,148	36,291

Non-performing Balances Ratios

The following table shows the total amount of our computable credit risk, the amounts of our non-performing assets and contingent liabilities by category, our allowances for credit losses, the ratio of our non-performing balances to total computable credit risk and our coverage ratio at the dates indicated:

	IFRS-IASB
	Year Ended December 31,			Six Months Ended June 30,
	2015	2014	2013	2016	2015
	(in millions of euros, except percentages)
Computable credit risk (1)	850,909	804,084	738,558	846,120	868,129

Non-performing balances by category:
Individuals	15,588	17,251	17,607	15,029	17,291
Mortgages	8,772	9,022	9,609	8,309	9,302
Consumer loans	4,673	5,874	5,129	4,883	5,660
Credit cards and others	2,143	2,355	2,869	1,836	2,329
Enterprises	17,888	21,648	21,538	17,860	19,491
Corporate Banking	3,479	2,643	2,408	3,293	3,323
Public sector	139	167	99	109	168
Total non performing balances	37,094	41,709	41,652	36,291	40,273

Allowances for non-performing balances	27,121	28,046	25,681	26,317	28,233

Ratios
Non-performing balances (2) to computable credit risk	4.36%	5.19%	5.64%	4.29%	4.64%
Coverage ratio (3)	73.11%	67.24%	61.65%	72.52%	70.10%
Balances charged-off to total loans and contingent liabilities	1.29%	1.30%	1.29%	0.66%	0.56%

(1)	Computable credit risk is the sum of the face amounts of loans and leases (including non-performing assets but excluding country risk loans), guarantees and documentary credits.
(2)	Non-performing loans and contingent liabilities, securities and other assets to collect.
(3)	Allowances for non-performing balances as a percentage of non-performing balances.

Non-performing loans amounted to €36,291 million as of June 30, 2016, 10% lower year-on-year. The Group’s NPL ratio was 4.29%, 35 basis points below June 30, 2015.

As of June 30, 2016, loan-loss provisions stood at €26,317 million, and the NPL coverage ratio was 73%. Spain and the UK NPL ratios are affected by the weight of mortgage balances, which require fewer provisions as they have guarantees.

The improvement in credit quality is reflected in the lower cost of credit (1.19% in June 2016 compared to 1.32% in June 2015).

Net NPL entries amounted to €3,889 million, reflecting the adjustments made in Banif’s portfolio in Portugal and in some cases in Spain and Brazil. The underlying trend remained unchanged. The NPL and NPL coverage ratios of the main countries where the Group operates are set out below:

•

Spain’s NPL ratio was 6.06% at the end of June 2016 (-85 basis points year-on-year). This improvement was due to the continued trend of lower NPL entries in most portfolios. Coverage was 48%. The real estate unit in Spain ended June with a NPL ratio of 82% and coverage of 65%. The total coverage ratio, including the balance outstanding, was 58% and coverage of assets foreclosed 54%.

•

Santander Consumer Finance’s NPL ratio was 2.95%. This was 130 basis points below that of June 2015, mainly due to the incorporation of the PSA Belgium portfolio with a very low NPL ratio, pro-active management of the portfolio and the good performance of units. Coverage was 111%.

•	Poland’s NPL ratio improved to 5.84% (-123 basis points year-on-year), due to higher lending and maintaining the portfolio’s profile. The coverage ratio was stable at 66%.
•	Portugal’s NPL ratio was 10.46% (+1.66% year-on-year), following the adjustments made to the portfolio acquired from Banif. The coverage ratio was 62%.
•

In the UK, the NPL ratio was 1.47% (-14 basis points year-on-year). The various portfolios continued to perform well, both of individuals and SMEs. The coverage ratio was 37% (77% of the balance sheet are mortgages).

•

Brazil’s NPL ratio was 6.11% (+98 basis points year-on-year), due to the macroeconomic impact on the portfolio of companies. Good performance of the portfolio of individuals. The coverage ratio was 85%.

•	Mexico’s NPL ratio was 3.01% (-80 basis points year-on-year). The coverage ratio was 102%.
•	Chile’s NPL ratio was 5.28% (-45 basis points year-on-year). The fall was due to the good performance of the portfolios of individuals and SMEs. Coverage remained at 55%.
•	In the US, the NPL ratio was 2.24% (+4 basis points year-on-year) and the coverage ratio was 221%.
o	Santander Bank’s NPL ratio was 1.41%. Positive evolution of portfolios from containment of NPL entries and more NPL exits in the company segment. The coverage ratio was 96%.
o	Santander Consumer USA’s NPL ratio was 3.55%. Coverage was 357%.

Non-performing balances are impacted by the classification as non-performing of the entire outstanding principal amount and accrued interest on any loan on which any payment of principal, interest or agreed cost is 90 days or more past due. We refer to this effect as the “individual loan drag effect”. An additional impact occurs by the so-called “client drag effect”, through which Spanish banking groups classify as non-performing the aggregate risk exposure (including off-balance sheet risks) to a single obligor, whenever the amount of non-performing balances of such obligor exceeds 20% of its total outstanding risks (excluding non-accrued interest on loans to such borrower). Both drag effects have a larger impact in the case of mortgages and corporate loans due to the greater average amount of these loans.

Other Non-Accruing Balances

We do not classify our loans and contingent liabilities to borrowers in countries with transitory difficulties (category 3) and countries in serious difficulties (category 4) as impaired balances. Loans and contingent liabilities in these categories do not stop accruing interest. However, we treat category 5 (doubtful countries) country-risk outstanding as both a non-accruing and impaired balance.

	IFRS-IASB
Summary of non-accrual balances	Year Ended December 31,			Six Months Ended June 30,
	2015	2014	2013	2016	2015
	(in millions of euros)
Balances classified as non-performing balances	37,094	41,709	41,652	36,291	40,273
Non-performing balances due to country risk	8	7	3	7	2
Total non-accruing balances	37,102	41,716	41,655	36,298	40,275

The table below sets forth the movements in our refinancing assets during the first half of 2016:

Restructuring/refinancing information

Millions of euros
Carrying amount:	June 30, 2016
Opening balances	43,187
(+) Refinancing and Restructured balances	6,501
Memorandum items: Amount registered in the income statements	1,784
(-) Debt repayment	(4,543)
(-) Foreclosures	(476)
(-) Balance derecognition (Written-off reclassification)	(1,925)
(+)/(-) Other changes	(2,896)
Final Balances	39,848

For more information about our refinancing assets see note 16.c to our consolidated financial statements for the six months ended June 30, 2016.

Foreclosed Assets

The table below sets forth the movements in our foreclosed assets for the periods shown.

	IFRS-IASB
	Total Year	Quarterly movements				Total Year	Six Months Ended June 30,
	Dec. 31, 2014	Mar. 31, 2015	Jun. 30, 2015	Sep. 30, 2015	Dec. 31, 2015	Dec. 31, 2015	Jun. 30, 2015	Jun. 30, 2016
	(in millions of euros, except percentages)
Opening balance	9,698	10,543	10,832	11,167	11,205	10,543	10,543	11,383
Foreclosures	2,144	443	592	472	540	2,047	1,035	859
Sales	(1,307)	(247)	(268)	(410)	(483)	(1,408)	(515)	(661)
Other movements	8	93	11	(24)	121	201	103	52
Gross foreclosed assets and assets acquired in payment of customer debts	10,543	10,832	11,167	11,205	11,383	11,383	11,167	11,634
Of which: in Spain	9,760	10,033	10,381	10,472	10,609	10,609	10,381	10,825
Allowances established	5,404	5,543	5,706	5,756	5,850	5,850	5,706	5,903
Of which: in Spain	5,163	5,304	5,477	5,536	5,626	5,626	5,477	5,670
Closing balance (net)	5,139	5,289	5,461	5,449	5,533	5,533	5,461	5,731
Of which: in Spain	4,597	4,729	4,904	4,936	4,983	4,983	4,904	5,156
Allowance as a percentage of foreclosed assets and assets acquired in payment of customer debts	51.3%	51.2%	51.1%	51.3%	51.4%	51.4%	51.1%	50.7%
Of which: in Spain	52.9%	52.9%	52.8%	52.9%	53.0%	53.0%	52.8%	52.4%

Property financing provided for construction and property development

The table below shows the reduction of the portfolio relating to this sector, defined in accordance with the Bank of Spain’s purpose-based classification guidelines during the first half of 2016:

	Millions of euros
	June 30, 2016	June 30, 2015
Balance at the beginning of the year (net)	7,388	9,349
Foreclosed assets	(19)	(26)
Reductions (1)	(673)	(1,021)
Written-off assets	(341)	(243)
Balance at the end of the year (net)	6,355	8,059

(1)	Includes sales of portfolios, cash recoveries and third parties subrogations.

For more information about property financing provided for construction and property development see note 16.d.ii to our consolidated financial statements for the six months ended June 30, 2016.

Exposure to sovereign counterparties

As a general rule, we consider sovereign risk as a risk assumed in transactions with the central bank, the issuer risk of the Treasury or Republic and the risk arising from transactions with public entities (public entities whose funds are obtained from fiscal income, which are legally recognized as entities included in the government sector, and whose activities are of a non-commercial nature).

The detail at June 30, 2016 and December 31, 2015, by type of financial instrument, of the Group’s sovereign risk exposure to Europe’s peripheral countries and of the short positions held with them, taking into consideration the criteria established by the European Banking Authority (EBA) is explained in note 16.b to our consolidated financial statements.

Additionally, in note 16.b to our consolidated financial statements we give the detail of the Group’s other exposure to other counterparties (private sector, central banks and other public entities that are not considered to be sovereign risks) in Europe’s peripheral countries.

Item 3

Operating and Financial Review and Prospects

A. Operating results

We have based the following discussion on our interim consolidated financial statements for the six months ended June 30, 2016. You should read this discussion along with this report, and this discussion is qualified in its entirety by reference to them.

In a number of places in this report, in order to analyze changes in our business from period to period, we have isolated the effects of foreign exchange rates on our results of operations and financial position. In particular, we have isolated the effects of depreciation/appreciation of local currencies against the euro because we believe that doing so is useful in understanding the development of our business. For these purposes, we calculate the effect of movements in the exchange rates by multiplying the previous period balances in local currencies by the difference between the exchange rate to the euro of the current and the previous period.

General

We are a financial group whose main business focus is retail banking, complemented by global wholesale banking, asset management, private banking and insurance businesses.

Our main source of income is the interest that we earn from our lending activities, by borrowing funds from customers and money markets at certain rates and lending them to other customers at different rates. We also derive income from the interest and dividends that we receive from our investments in fixed/variable income and equity securities and from our trading activities in such securities and derivatives. We perform it by buying and selling them to take advantage of current and/or expected differences between purchase and sale prices.

Another source of income are the commissions that we earn from the different banking and other financial services that we provide (credit and debit cards, insurance, account management, bill discounting, guarantees and other contingent liabilities, advisory and custody services, etc.) and from our mutual and pension funds management services.

In addition, from time to time, we derive income from the capital gains we make from the sale of our holdings in Group companies.

2016 overview

Grupo Santander conducted its business during the first half of 2016 in a challenging economic environment and with highly volatile markets.

Banking activity continued to be affected by interest rates remaining at historic lows in most developed economies, tougher competition in some markets, mainly for lending, and a more demanding regulatory environment.

United States: GDP growth slowed in the first half of 2016, bringing about a downward revision to 1.5% for the year (compared to 2.4% in 2015). However, job creation has been healthy, keeping the unemployment rate below 5%, a level regarded as full employment. Inflation is slowly approaching the Federal Reserve objective of 2%. Official rates have been stable since December 2015, although an interest rate hike this year is possible if the Federal Reserve remains quite confident that solid personal income and job growth will support the expansion of the economy.

United Kingdom: economy has performed well in the run-up of the EU membership referendum despite of the uncertainty. Output rose 0.6% in the second quarter of 2016 (2.2% year-on-year), higher than in the previous quarter and in line with potential growth. Due to the result, the Bank of England has decided to take measures to support the activity, cutting interest rates to a historical low of 0.25% and expanding the QE. Inflation is on an upward trend (0.6% in July) because the effects of low energy prices are fading and the sterling’s depreciation is boosting. The unemployment rate is at its long-term equilibrium rate (4.9% in June).

Eurozone: GDP slowed its growth in the second quarter of 2016 to 0.3% quarter-on-quarter (1.6% year-on-year) after a strong beginning of the year. Recent indicators show limited impact of the UK´s EU membership referendum in the third quarter 2016, with growth expanding at a moderate rate. Inflation remains low but rising gradually to 0.2% in August. Following the measures announced in March, the ECB is now concentrating on implementing them (TLTRO II and the purchase of corporate bonds began in June). The monetary authority remains open to taking new measures if necessary.

Germany: GDP grew 0.4% quarter-on-quarter in the second quarter of 2016, after a very strong first quarter. Recent growth has been spurred by the continued push from domestic demand, but in the second quarter investment suffered an expected downturn that was compensated by the positive contribution of the external sector.

Spain: GDP growth was positive in the first half of 2016 at above 3% year-on-year. It could slow down in the second half, although for the full year the average is expected to be close to 3%.

Portugal: output rose 0.3% in the second quarter of 2016, slightly better than expected but it shows that the pace of the recovery remains weak. The doubts on the financial system and budget issues are being addressed, but the growth profile remains low.

Poland’s GDP growth accelerated to 3.1% year on year in the second quarter of 2016 versus 3.0% in first quarter, supported mainly by private consumption and net exports. Interest rates were unchanged in the quarter (1.5% benchmark rate).

Brazil: GDP moderated the year-on-year fall in the second quarter of 2016, to -3.8% from -5.4% with a positive quarterly expansion in investments, after ten consecutive quarters of contraction. The central bank held the Selic rate at 14.25% and indicated it will keep rates high in order to control inflation, which began to come down (8.8% in June). The real appreciated 12% against the dollar in the second quarter (15% against the euro).

Mexico: the economy stabilized its year-on-year rate of grew at 2.5% in the first half of 2016, supported by the dynamism of service and primary sectors that offset the weakness in the industrial sector. Inflation remains below 3%. The central bank raised its benchmark rate by 50 basis points in June to 4.25%, after the 50 basis point increase in February, in order to combat market volatility and the peso’s depreciation (down 7% against the dollar in the second quarter of 2016 and 5% against the euro).

Chile: output growth moderated in the first half of 2016 to 1.9% year-on-year (2.1% in the second half of 2015), although due to a significant inventory adjustment; in contrast, private consumption and investment in machinery and equipment accelerated and external demand had a positive contribution. Inflation eased to 4.2% in June 2016 (4.5% in March) and expectations remained anchored at around 3% for the year-end. The central bank held its benchmark rate at 3.5% after December’s rise. The peso appreciated 1% against the dollar in the second quarter and 4% against the euro.

Results of operations for Grupo Santander

Summary

Profit attributable to the Parent bank for the first half of 2016 was €2,911 million, a 32% or €1,350 million decrease from €4,261 million for the same period in 2015 as a result of non-recurring items which were positive in 2015 and negative in 2016. Profit attributable to the Parent in the first half of 2016 was impacted by several factors that totalled a €368 million negative impact net of taxes, including: (i) capital gains from the sale of the stake in VISA Europe (+€227 million), (ii) one-offs to restructure and improve efficiency in Santander Spain and in the Corporate Center (-€475 million), and (iii) change in the scheduled contribution dates to the Single Resolution Fund (-€120 million). In the first half of 2015 we had a positive non-recurring impact of €835 million due to the net result of the reversal in the second quarter of 2015 of tax liabilities in Brazil. Excluding these impacts and the exchange rate fluctuations, underlying attributable profit was €3,280 million for the first half of 2016, 9% higher than for the same period of 2015.

Interest income / (charges)

Interest income / (charges) were €15,194 million for the first half of 2016, a 10% or €1,748 million decrease from €16,942 million for the same period in 2015. This decrease is mainly explained by a negative impact of exchange rates and fall in interest rates; the main decreases were in Spain and Brazil (excluding the impact of exchanges rates, Brazil’s Interest income / (charges) increased by 3%).

Average total earning assets were €1,124,657 million for the first half of 2016, a €3,023 million decrease from €1,127,680 million for the same period in 2015. In Spain, balances decreased by €4,202 million due to decreases in Due from credit entities (-€5,091 million) and Loans and credits (-€2,689 million) partially offset by increases in Cash and due from central banks (€1,297 million) and Debt securities (€2,282 million). Average balances outside of Spain increased by €1,179 million mainly due to the increase in Cash and due from central banks (€7,567 million) and Loans and Credits (€4,873 million) partially offset by a decrease in Due from credit entities (-€4,378 million) and Debt securities (-€6,884 million).

Net lending amounted to €783,456 million at June 30, 2016, a 2% or €15,777 million decrease as compared to €799,233 million at June 30, 2015. Excluding the impact of the exchange rates loans rose by 5%.

The main highlights were the following:

•

Growth in eight of the 10 core units, particularly in Latin America (except for Brazil), Poland, Santander Consumer Finance and Portugal (the latter two benefiting from the agreement with PSA in case of SCF and the entry of Banif in Portugal’s case), and more moderately in Santander US and Santander UK.

•	This growth is reflected in the segment of individuals as well as in SMEs and companies, as they benefited from specific commercial strategies and programs (1|2|3 and Santander Advance).

•	Lending in Spain, where deleveraging continues, although moderately, declined mainly due to balances in institutions and mortgages.

•	Net lending for real estate operations in Spain fell 27% as compared to June 30, 2015.

The average balance of interest-bearing liabilities for the first half of 2016 was €1,073,474 million, a €2,553 million increase from €1,070,921 million for the same period in 2015. In Spain, balances decreased by €3,781 million as a result of decreases in Customer deposits (-€7,822 million) and Marketable debt securities (-€2,036 million) partially offset by increases in Due to credit entities (€4,009 million) and Subordinated debt (€2,565 million). Balances outside of Spain increased by €6,334 million mainly due to the increase in Due to credit entities (€1,280 million), Customer deposits (€2,812 million) and Marketable debt securities (€2,781 million).

Customer deposits amounted to €671,903 million at the end of June 2016, a 2% or €16,014 million decrease compared to €687,917 million at June 30, 2015. Eliminating the exchange rate impact, growth was 4% basically due to:

•	Increases of more than 10% in Mexico and Portugal, 8% in Chile, 7% in Poland, and 6% in Brazil and Santander UK. Unchanged in Santander US as compared to June 30, 2015.

•	Spain is the only country where deposits declined, because of the strategy of reducing balances of time deposits. On the other hand, demand deposits rose around €2,800 million.

The general strategy is to grow in demand deposits, with most countries doing so, and reduce time deposits.

Dividend income

Dividend income was €253 million for the first half of 2016, a 7% or €20 million decrease from €273 million for the same period in 2015.

Income from companies accounted for by the equity method

Income from companies accounted for by the equity method was €195 million for the first half of 2016, a 3% or €5 million decrease as compared to €200 million for the first half of 2015.

Net fees and commissions

Net fees and commissions were €4,946 million for the first half of 2016, a 3% or €165 million decrease from €5,111 million for the same period in 2015.

Net fees and commissions for the first half of 2016 and 2015 were as follows:

	Six Months Ended June 30,
			Amount	%
	2016	2015	Change	Change
	(in millions of euros, except percentages)
Commissions for services	2,998	3,056	(58)	(2)%
Credit and debit cards	786	770	16	2%
Account management	547	535	12	2%
Bill discounting	130	133	(3)	(2)%
Guarantees and other contingent liabilities	210	226	(16)	(7)%
Other operations	1,325	1,392	(67)	(5)%
Mutual and pension funds	372	439	(67)	(15)%
Securities services	450	493	(43)	(9)%
Insurance	1,126	1,123	3	0%
Total net fees and commissions	4,946	5,111	(165)	(3)%

The €165 million decrease in net fees and commissions reflects: (i) a €58 million decrease in those from services (mainly from guarantees and other contingent liabilities and other operations that include currency exchange, transactions’ assessment and other), (ii) a €67 million decrease in those from mutual and pension funds, and (iii) a €43 million decrease in securities services.

In local currencies, net fees and commissions increased 8% million mainly due to Brazil and US; net fees and commissions in these countries increased by 15% and 8%, respectively.

Average balances of mutual funds under management decreased 2% from €114.7 billion at June 30, 2015 to €112.7 billion at June 30, 2016 with significant decreases in United Kingdom, that were partially offset by increases in Brazil.

Average balances of pension funds decreased from €11.7 billion in the first half of 2015 to €11.1 billion for the same period of 2016. In Spain, pension funds decreased 5% to €10.2 billion during that period and Portugal decreased 4% to €0.9 billion.

Gains / (losses) on financial assets and liabilities and exchange differences (net)

Net gains on financial assets and liabilities and exchange differences (net) were €1,251 million for the first half of 2016, a €216 million increase as compared to €1,035 million for the same period in 2015 mainly due to the gains from the sale of the stake in VISA Europe (+€380 million) partially offset by increased cost of hedging.

Gains (losses) on financial assets and liabilities includes gains and losses arising from the following: marking to market our trading portfolio and derivative instruments, including spot market foreign exchange transactions, sales of investment securities and liquidation of our corresponding hedge or other derivative positions. Exchange differences shows primarily the gains or losses on currency dealings, the differences that arise on translations of monetary items in foreign currencies to the functional currency, and those disclosed on non-monetary assets in foreign currency at the time of their disposal. The analysis of these line items is shown combined as they are closely related.

Other operating income / (expenses)

Net other operating income / (expenses) generated gains of €26 million in the first half of 2016, a €65 million decrease as compared to €91 million in the same period in 2015, mainly due to the impact of the change in the scheduled contribution dates to the Single Resolution Fund (-€175 million) which was partially offset by higher revenues from leasing.

Administrative expenses

Administrative expenses were €9,204 million for the first half of 2016, a 4% or €407 million decrease from €9,611 million for the same period in 2015.

Administrative expenses for the first half of 2016 and 2015 were as follows:

	Six Months Ended June 30,
			Amount	%
	2016	2015	Change	Change
	(in millions of euros, except percentages)
Personnel expenses	5,395	5,591	(196)	(4)%
Other administrative expenses	3,809	4,020	(211)	(5)%
Building, premises and equipment	867	936	(69)	(7)%
Information Technology	550	561	(11)	(2)%
Advertising	304	330	(26)	(8)%
Communications	255	250	5	2%
Taxes (other than income tax)	232	263	(31)	(12)%
Other expenses	1,601	1,680	(79)	(5)%
Total administrative expenses	9,204	9,611	(407)	(4)%

Total administrative expenses decreased by 4%; however, excluding the impact of exchange rates they rose 5% due to higher inflation, investments in the commercial transformation and costs related to regulation. In real terms and on a like-for-like basis, growth was only 0.4%, with Spain down 2% and Brazil down 4%.

We continued to focus on operational excellence and cost-cutting. Several measures were taken in the second quarter of 2016 to streamline structures, mainly in the network in Spain and at the Corporate Center, which should enable us to continue to invest in the commercial transformation (commercial tools, simpler processes, new office models, etc.), while we also meet our efficiency plans.

Depreciation and amortization

Depreciation and amortization was €1,181 million for the first half of 2016, a €14 million decrease from €1,195 million for the same period in 2015.

Provisions (net)

Net provisions were €1,570 million for the first half of 2016, a 1% or €10 million increase from €1,560 million for the first half of 2015. Net provisions in June 2016 include €678 million of restructuring costs to improve efficiency in Santander Spain and in the Corporate Center.

See note 10 to our consolidated financial statements for the six months ended June 30, 2016.

Impairment losses (net)

Impairment losses (net) were €4,685 million for the first half of 2016, a €897 million or 16% decrease from €5,582 million for the first half of 2015.

Impairment losses include the following:

	Six Months Ended June 30,
			Amount
	2016	2015	Change	% Change
	(in millions of euros, except percentages)
Impairment or reversal of impairment of financial assets measured at fair value through profit or loss, net	4,647	5,295	(648)	(12)%
Financial assets measured at cost	2	19	(17)	(89)%
Financial assets available-for-sale	—	96	(96)	(100)%
Loans and receivables	4,645	5,180	(535)	(10)%
Impairment of investments in subsidiaries, joint ventures and associates, net	8	—	8	n.a.
Impairment on non-financial assets, net	30	287	(257)	(90)%
Tangible assets	18	59	(41)	(69)%
Intangible assets	—	17	(17)	(100)%
Others	12	211	(199)	(94)%
Total impairment losses (net)	4,685	5,582	(897)	(16)%

The €535 million decrease in net impairment loans and receivables for the six-month period ended June 30, 2016 compared to the six months ended June 30, 2015 reflected selective growth strategy and appropiate risk management. Of note were significant decreases in Spain, UK, Portugal, Poland and Santander Consumer Finance and increases in Brazil and US. The cost of credit continued to improve falling from 1.32% in June 2015 to 1.19% in June 2016. Almost all units improved, particularly Spain, Portugal and the UK. Brazil’s cost of credit remained stable at below 5%.

Our total allowances for credit losses (excluding country risk) decreased by €1,916 million to €26,317 million at June 30, 2016, from €28,233 million as of June 30, 2015.

Non-performing balances (excluding country-risk) decreased by €3,982 million to €36,291 million as of June 30, 2016, compared to €40,273 million as of June 30, 2015. The Group’s NPL ratio was 4.29% as of June 30, 2016 as compared to 4.64% as of June 30, 2015.

The coverage ratio was 73% in June 2016 compared to 70% in June 2015. Note that the coverage ratio, particularly in Spain and the UK, is affected by the weight of mortgage balances, which require fewer provisions as they have guarantees.

Gains/ (losses) on non financial assets and investments (net)

Net gains on non financial assets and investments were €27 million for the first half of 2016, a €166 million decrease from €193 million for the first half of 2015 as no significant transaction was accounted for as of June 2016. Gains in the first half of 2015 were mainly due to the sale of part of our ownership in different companies and the recognition at fair value of the interest held by the Group.

Gains/ (losses) on non-current assets held for sale not classified as discontinued operations

Net losses on disposal of non-current assets held for sale not classified as discontinued operations were €40 million for the first half of 2016, a €16 million or 29% decrease as compared to €56 million for the first half of 2015.

Income tax

The provision for corporate income tax was €1,642 million for the first half of 2016, a €877 million or 115% increase from €765 million for the same period in 2015. The effective tax rate was 31% for the first half of 2016 and 13% for the first half of 2015. The variation in the effective tax rate is primarily due to effect of the reversal of tax liabilities in Brazil in the first half of 2015 that were not repeated in the first half of 2016.

Profit from discontinued operations (net)

Profit from discontinued operations was €312 thousand for the first half of 2016 as compared to €4 thousand for the same period in 2015. In the first six months of 2016 and 2015 we have not discontinued any significant operations.

Profit attributable to minority interests

Profit attributable to minority interests was €659 million for the first half of 2016, a €156 million decrease from €815 million for the same period in 2015 mainly due to the decrease in the consolidated profits for the period.

Results of Operations by Business Areas

We maintained the general criteria applied in our 2015 Form 20-F that included some changes made since the third quarter of 2015 in order to facilitate analysis of the business units and enhance the value of the activity developed by the corporation.

The only exception, as in prior years, is the annual adjustment of the perimeter of the Global Customer Relationship Model between Retail Banking and Santander Global Corporate Banking, whose figures from previous periods have been restated to include these adjustments. The change has no impact on the geographic businesses or on the Group’s consolidated figures, which remained unchanged.

For a description of our business areas, see “Item 4. Information on the Company—B. Business Overview” in our 2015 Form 20-F.

Our results of operations by business areas can be summarized as follows:

First level (geographic):

Continental Europe

	Six Months Ended June 30		Variations
	2016	2015	Amount	(%)
	(in millions of euros, except percentages)
INTEREST INCOME / (CHARGES)	4.066	4.063	3	0%
Dividend income	185	173	12	7%
Income from companies accounted for by the equity method	73	63	10	16%
Net fees and commissions	1.760	1.720	40	2%
Gains/losses on financial assets and liabilities (net) *	415	495	(80)	(16%)
Other operating income/(expenses) (net)	(63)	113	(176)	n.a.
TOTAL INCOME	6.436	6.627	(191)	(3%)
Administrative expenses	(3.219)	(3.118)	(101)	3%
Depreciation and amortization	(217)	(230)	13	(6%)
Provisions (net)	(243)	(161)	(82)	51%
Impairment on financial assets (net)	(724)	(1.173)	449	(38%)
Impairment on other assets (net)	(23)	(83)	60	n.a.
Gains/(losses) on other assets (net)	(28)	(57)	29	(51%)
OPERATING PROFIT/(LOSS) BEFORE TAX	1.982	1.805	177	10%
Income tax	(534)	(468)	(66)	14%
PROFIT FROM CONTINUING OPERATIONS	1.448	1.337	111	8%
Profit/(loss) from discontinued operations (net)	-	-	-	n.a.
CONSOLIDATED PROFIT FOR THE YEAR	1.448	1.337	111	8%
Profit attributable to non-controlling interest	149	137	12	9%
Profit attributable to the Parent	1.299	1.200	99	8%

*     Includes exchange differences (net)

In the first half of 2016, Continental Europe contributed 33% of the profit attributed to the Parent’s operating areas.

Total Income decreased by €191 million or 3%, mainly due to Other operating income/(expenses) that includes the impact of  -€175 million resulting from the change in the scheduled contribution dates to the Single Resolution Fund. Interest Income/ (Charges) were €4,066 million for the first half of 2016, stable as compared to the same period of 2015. Net Fees and Commissions were €1,760 million in the first half of 2016, a 2% or €40 million increase as compared to the first half of 2015.

The decrease in Spain and Poland of 7% and 3%, respectively, was partially offset by increases in Portugal and Santander Consumer. Spain’s income is affected by low interest rates, lower gains on financial transactions and the pressure on spreads of loans.

Operating expenses, which includes administrative expenses and depreciation and amortization, increased by 3% or €88 million mainly due to higher expenses in Santander Consumer as a result of the new incorporations in the agreement with Banque PSA Finance.

Provisions and impairment, which include provisions (net), impairment on financial assets (net), and impairment on other assets (net), declined €427 million or 30%, mainly due to the improvement in the credit quality in Spain, and the good performance of the portfolio in Santander Consumer Finance. The cost of credit improved in all units.

Profit attributable to the Parent was €1,299 million, an 8% or €99 million higher than the one obtained in the same period of 2015 mainly due to lower provisions and impairment that were partially offset by lower Other operating income/(expenses) and higher operating expenses.

United Kingdom

	Six Months Ended June 30		Variations
	2016	2015	Amount	(%)
	(in millions of euros, except percentages)
INTEREST INCOME / (CHARGES)	2.290	2.441	(151)	(6%)
Dividend income	-	-	-	n.a.
Income from companies accounted for by the equity method	8	2	6	n.a.
Net fees and commissions	538	578	(40)	(7%)
Gains/losses on financial assets and liabilities (net) *	163	145	18	12%
Other operating income/(expenses) (net)	15	11	4	36%
TOTAL INCOME	3.014	3.177	(163)	(5%)
Administrative expenses	(1.422)	(1.508)	86	(6%)
Depreciation and amortization	(159)	(159)	-	0%
Provisions (net)	(129)	(111)	(18)	16%
Impairment on financial assets (net)	(74)	(94)	20	(21%)
Impairment on other assets (net)	(1)	(1)	-	0%
Gains/(losses) on other assets (net)	(1)	6	(7)	n.a.
OPERATING PROFIT/(LOSS) BEFORE TAX	1.228	1.310	(82)	(6%)
Income tax	(365)	(276)	(89)	32%
PROFIT FROM CONTINUING OPERATIONS	863	1.034	(171)	(17%)
Profit/(loss) from discontinued operations (net)	-	-	-	n.a.
CONSOLIDATED PROFIT FOR THE YEAR	863	1.034	(171)	(17%)
Profit attributable to non-controlling interest	20	19	1	5%
Profit attributable to the Parent	843	1.015	(172)	(17%)

*     Includes exchange differences (net)

In the first half of 2016, United Kingdom contributed 22% of the profit attributed to the Parent’s total operating areas. Results were obtained with good business performance in a challenging environment.

Total income decreased €163 million or 5%, mainly due to a €151 million or 6% (-0.2% in local currency) decrease in interest income / (charges) and a €40 million or 7% (-1% in local currency) decrease in net fees and commissions.  Interest income / (charges) remained broadly flat. Higher asset volumes were offset by continued Standard Variable Rate mortgages attrition and by asset margin pressure, driven by the competitive environment for new business lending. The variation in net fees and commissions was mainly due to regulatory impacts on cards and lower investment income partially offset by growth in 1|2|3 fees.

Operating expenses decreased €86 million or 5% (+1% in local currency). The efficiency improvements were absorbed by investments in business growth, banking reform costs, and the continued enhancements to our digital channels. Excluding the banking reform, costs were down by 2%.

Provisions and impairment decreased €2 million or 1% mainly due to robust credit quality in all loan portfolios supported by conservative risk criteria.

Profit attributable to the Parent decreased €172 million or 17% (-12% in local currency) mainly due to lower interest income / (charges) and the introduction in 2016 of the 8% bank corporation tax surcharge.

Latin America

	Six Months Ended June 30		Variations
	2016	2015	Amount	(%)
	(in millions of euros, except percentages)
INTEREST INCOME / (CHARGES)	6.184	7.155	(971)	(14%)
Dividend income	22	34	(12)	(35%)
Income from companies accounted for by the equity method	135	153	(18)	(12%)
Net fees and commissions	2.082	2.287	(205)	(9%)
Gains/losses on financial assets and liabilities (net) *	363	331	32	10%
Other operating income/(expenses) (net)	(139)	(162)	23	(14%)
TOTAL INCOME	8.647	9.798	(1.151)	(12%)
Administrative expenses	(3.250)	(3.709)	459	(12%)
Depreciation and amortization	(320)	(364)	44	(12%)
Provisions (net)	(404)	(523)	119	(23%)
Impairment on financial assets (net)	(2.253)	(2.454)	201	(8%)
Impairment on other assets (net)	(18)	(1)	(17)	n.a.
Gains/(losses) on other assets (net)	16	65	(49)	(75%)
OPERATING PROFIT/(LOSS) BEFORE TAX	2.418	2.812	(394)	(14%)
Income tax	(621)	(775)	154	(20%)
PROFIT FROM CONTINUING OPERATIONS	1.797	2.037	(240)	(12%)
Profit/(loss) from discontinued operations (net)	-	-	-	n.a.
CONSOLIDATED PROFIT FOR THE YEAR	1.797	2.037	(240)	(12%)
Profit attributable to non-controlling interest	291	321	(30)	(9%)
Profit attributable to the Parent	1.506	1.716	(210)	(12%)

*     Includes exchange differences (net)

In the first half of 2016, Latin America contributed 39% of the profit attributed to the Parent’s total operating areas. The evolution of results in euros is negatively affected by average exchange rates.

Total income decreased by €1,151 million or 12%, heavily affected by exchange rates (especially in Brazil), as excluding the exchange rates impact they improved by €747 million or 10%. The main drivers were interest income / (charges) that decreased €971 million (+€395 million without exchange rate impact) and net fees and commissions that decreased €205 million (+€263 million without exchange rate impact).

Operating expenses decreased €503 million or 12%; however, excluding the impact of the exchange rate, operating expenses increased 9% mainly due to new commercial projects and more investments in technology.

Provisions and impairment decreased by €303 million or 10% in the first half of 2016 mainly due to lower impairment on financial assets (net) in Brazil. However, excluding the impact of the exchange rate, impairment on financial assets (net) in Brazil increased by 11% mainly due to the weaker macroeconomic environment.

Profit attributable to the Parent was €1,506 million for the first half of 2016, a 12% or €210 million decrease from €1,716 million for the first half of 2015. Excluding the impact of exchange rates, profit increased by 9% mainly due to higher total income, driven by net interest income and fees and commissions in most units, partially offset by higher operating expenses and higher provisions.

United States

	Six Months Ended June 30		Variations
	2016	2015	Amount	(%)
	(in millions of euros, except percentages)
INTEREST INCOME / (CHARGES)	3.010	3.012	(2)	(0%)
Dividend income	16	26	(10)	(38%)
Income from companies accounted for by the equity method	1	2	(1)	(50%)
Net fees and commissions	576	533	43	8%
Gains/losses on financial assets and liabilities (net) *	28	154	(126)	(82%)
Other operating income/(expenses) (net)	225	141	84	60%
TOTAL INCOME	3.856	3.868	(12)	(0%)
Administrative expenses	(1.399)	(1.299)	(100)	8%
Depreciation and amortization	(151)	(126)	(25)	20%
Provisions (net)	(70)	(63)	(7)	11%
Impairment on financial assets (net)	(1.545)	(1.393)	(152)	11%
Impairment on other assets (net)	(29)	(1)	(28)	n.a.
Gains/(losses) on other assets (net)	(1)	3	(4)	n.a.
OPERATING PROFIT/(LOSS) BEFORE TAX	661	989	(328)	(33%)
Income tax	(247)	(315)	68	(22%)
PROFIT FROM CONTINUING OPERATIONS	414	674	(260)	(39%)
Profit/(loss) from discontinued operations (net)	-	-	-	n.a.
CONSOLIDATED PROFIT FOR THE YEAR	414	674	(260)	(39%)
Profit attributable to non-controlling interest	174	200	(26)	(13%)
Profit attributable to the Parent	240	474	(234)	(49%)

*     Includes exchange differences (net)

In the first half of 2016, the United States contributed 6% of the profit attributed to Parent’s total operating areas. The U.S. segment includes the holding entity (SHUSA), Santander Bank, Banco Santander Puerto Rico, Santander Consumer USA Inc. (SCUSA), Banco Santander International (BSI), Santander Investment Securities Inc. and the Santander branch in New York.

Santander U.S continues to focus on several strategic priorities to improve its position and diversification, including: the creation of an Intermediate Holding Company to consolidate all U.S. operations; the creation of a local executive team; the improvement of profitability at Santander Bank; the optimization of the vehicle finance business (SCUSA) and the implementation of a multi-year project to comply with regulatory requirements.

Total income and interest income / (charges) remained stable. Net fees and commissions increased by €43 million or 8% and Gains/losses on financial assets and liabilities (net) decreased €126 million or 82%, as compared to the first half of 2015 due to portfolio sales at SCUSA.

Operating expenses increased €125 million or 9% due to the efforts made in regulatory requirements (including creation of the holding, investment in the franchise and other priorities) and investments in technology.

Provisions and impairment rose €187 million or 13%, due to a higher level of retention of loans at SCUSA and the provisions made by Santander Bank for their oil and gas portfolio.

Profit attributable to the Parent decreased €234 million or 49%, mainly due to increased costs associated with regulatory requirements and higher provisions. The impact of exchange rates in this unit is not significant.

Corporate Center

	Six Months Ended June 30		Variations
	2016	2015	Amount	(%)
	(in millions of euros, except percentages)
INTEREST INCOME / (CHARGES)	(356)	271	(627)	n.a.
Dividend income	29	40	(11)	(28%)
Income from companies accounted for by the equity method	(21)	(20)	-	0%
Net fees and commissions	(10)	(7)	(3)	43%
Gains/losses on financial assets and liabilities (net) *	281	(88)	369	n.a.
Other operating income/(expenses) (net)	(11)	(12)	1	(8%)
TOTAL INCOME	(88)	184	(272)	n.a.
Administrative expenses	88	23	65	n.a.
Depreciation and amortization	(334)	(316)	(18)	6%
Provisions (net)	(725)	(701)	(24)	3%
Impairment on financial assets (net)	(49)	(181)	132	(73%)
Impairment on other assets (net)	32	(202)	234	n.a.
Gains/(losses) on other assets (net)	1	118	(117)	n.a.
OPERATING PROFIT/(LOSS) BEFORE TAX	(1.075)	(1.075)		0%
Income tax	124	1.070	(946)	(88%)
PROFIT FROM CONTINUING OPERATIONS	(951)	(5)	(946)	n.a.
Profit/(loss) from discontinued operations (net)	-	-	-	n.a.
CONSOLIDATED PROFIT FOR THE YEAR	(951)	(5)	(946)	n.a.
Profit attributable to non-controlling interest	26	140	(114)	(81%)
Profit attributable to the Parent	(977)	(145)	(832)	n.a.

*     Includes exchange differences (net)

This area covers a series of centralized activities and acts as the Group’s holding. Its objective is to improve efficiency and contribute value-added to the operating units. It also carries out functions related to financial management and capital.

Total income decreased by €272 million. The improved performance of Gains/losses on financial assets and liabilities was partially offset by the decrease in interest income/(charges).

Operating expenses decreased by €47 million or 16%, resulting from streamlining the Corporate Centre’s structures, optimizing and digitalizing processes and restructuring functions, in order to be more efficient and productive.

Provisions and impairment decreased by €342 million or 32% due to lower impact from non-recurring items.

Loss attributable to the Parent was €977 million for the first half of 2016, a €832 million increase from losses of €145 million for the first half of 2015 mainly due to the non-recurring results of 2016 and 2015. In the first half of 2016 we had capital gains from the disposal of the stake in Visa Europe for €227 million and restructuring costs for €475 million; in the first half of 2015 the reversal of tax liabilities in Brazil had a positive impact of €835 million. Excluding these impacts, losses attributable to the Parent for the first half of 2016 were €729 million as compared to losses of €980 million in the same period of 2015.

Second level (business):

Retail Banking

	Six Months Ended June 30		Variations
	2016	2015	Amount	(%)
	(in millions of euros, except percentages)
INTEREST INCOME / (CHARGES)	14.314	15.149	(835)	(6%)
Dividend income	57	79	(22)	(28%)
Income from companies accounted for by the equity method	225	225	-	0%
Net fees and commissions	4.213	4.336	(123)	(3%)
Gains/losses on financial assets and liabilities (net) *	257	694	(437)	(63%)
Other operating income/(expenses) (net)	(16)	63	(79)	n.a.
TOTAL INCOME	19.050	20.546	(1.496)	(7%)
Administrative expenses	(8.248)	(8.545)	297	(3%)
Depreciation and amortization	(797)	(784)	(13)	2%
Provisions (net)	(818)	(841)	23	(3%)
Impairment on financial assets (net)	(4.103)	(4.679)	576	(12%)
Impairment on other assets (net)	(36)	(10)	(26)	n.a.
Gains/(losses) on other assets (net)	(7)	47	(54)	n.a.
OPERATING PROFIT/(LOSS) BEFORE TAX	5.041	5.734	(693)	(12%)
Income tax	(1.410)	(1.508)	98	(6%)
PROFIT FROM CONTINUING OPERATIONS	3.631	4.226	(595)	(14%)
Profit/(loss) from discontinued operations (net)	-	-	-	n.a.
CONSOLIDATED PROFIT FOR THE YEAR	3.631	4.226	(595)	(14%)
Profit attributable to non-controlling interest	556	605	(49)	(8%)
Profit attributable to the Parent	3.075	3.621	(546)	(15%)

*     Includes exchange differences (net)

The Group’s Retail Banking segment, which includes all customer banking businesses (except those of corporate banking which are included under Global Corporate Banking) generated 79% of the profit attributed to Parent’s total operating areas in the first half of 2016. The evolution of results in euros is negatively affected by exchange rates.

Retail Banking continued to implement the Group’s commercial transformation, which is focused on the following three main priorities: customer engagement, digital transformation and operating efficiency.

Total income decreased by €1,496 million or 7%; however excluding the impact of exchange rates and the one-off derived from the change in the scheduled contribution dates to the Single Resolution Fund (-€175 million), total income increased by 3%.

Operating expenses decreased by €284 million or 3%; however without the impact of exchange rates they increased 7% mainly due to investments in new commercial projects, transformation projects and technology.

Provisions and impairment decreased by €573 million or 10% due both to the exchange rate impact and to an improvement in the quality of portfolios.

Profit attributable to the Parent decreased by €546 million or 15%. Excluding the effect of exchange rates, the first half profit in 2016 decreased 7% or €233 million because the positive evolution of total income was offset by higher operating expenses and the impact of the contribution to the Single Resolution Fund.

Santander Global Corporate Banking

	Six Months Ended June 30		Variations
	2016	2015	Amount	(%)
	(in millions of euros, except percentages)
INTEREST INCOME / (CHARGES)	1.258	1.535	(277)	(18%)
Dividend income	167	154	13	8%
Income from companies accounted for by the equity method	(6)	(3)	(3)	100%
Net fees and commissions	742	781	(39)	(5%)
Gains/losses on financial assets and liabilities (net) *	712	353	359	102%
Other operating income/(expenses) (net)	19	19	-	0%
TOTAL INCOME	2.892	2.839	53	2%
Administrative expenses	(942)	(974)	32	(3%)
Depreciation and amortization	(44)	(88)	44	(50%)
Provisions (net)	(19)	(11)	(8)	73%
Impairment on financial assets (net)	(417)	(344)	(73)	21%
Impairment on other assets (net)	(27)	(15)	(12)	80%
Gains/(losses) on other assets (net)	13	7	6	86%
OPERATING PROFIT/(LOSS) BEFORE TAX	1.456	1.414	42	3%
Income tax	(419)	(395)	(24)	6%
PROFIT FROM CONTINUING OPERATIONS	1.037	1.019	18	2%
Profit/(loss) from discontinued operations (net)	-	-	-	n.a.
CONSOLIDATED PROFIT FOR THE YEAR	1.037	1.019	18	2%
Profit attributable to non-controlling interest	79	70	9	13%
Profit attributable to the Parent	958	949	9	1%

*     Includes exchange differences (net)

The Santander Global Corporate Banking segment generated 25% of the operating areas’ total profit attributable to the Parent in the first half of 2016.

Total income increased by €53 million or 2% (+14% without the exchange rate impact), mainly due to a €359 million increase in Gains/losses on financial assets and liabilities (net) partially offset by a €277 million decrease in interest income / (charges). Eliminating the effect of exchange rates, Global Transaction Banking increased 6%, in an environment of low interest rates and spreads restrictions, Financing Solutions & Advisory increased 3% and Global Markets grew 27%, with a good performance in sales as well as in management of books.

Operating expenses decreased €76 million or 7% (flat without the exchange rate impact) following the investments made in 2015 in potential growth markets. Of note was the drop in costs in Spain and the US as a result of efficiency plans.

Provisions and impairment increased by €93 million or 25% mainly due to (i) an increase in the US because of the situation in the oil and gas sector, (ii) a release made in the UK in 2015 not repeated in 2016, and (iii) an increase in Brazil.

Profit attributable to the Parent increased €9 million or 1% (+13% without the exchange rate impact) to €958 million in the second half of 2016, as a result of an increase in total income that was partially offset by higher provisions and impairment. Results were spurred by the strength and diversification of customer revenues.

Real Estate Operations in Spain

	Six Months Ended June 30		Variations
	2016	2015	Amount	(%)
	(in millions of euros, except percentages)
INTEREST INCOME / (CHARGES)	(22)	(12)	(10)	83%
Dividend income	-	-	-	n.a.
Income from companies accounted for by the equity method	(3)	(2)	(1)	50%
Net fees and commissions	-	1	(1)	(100%)
Gains/losses on financial assets and liabilities (net) *	-	78	(78)	(100%)
Other operating income/(expenses) (net)	36	21	15	71%
TOTAL INCOME	11	86	(75)	(87%)
Administrative expenses	(102)	(117)	15	(13%)
Depreciation and amortization	(5)	(6)	1	(17%)
Provisions (net)	(8)	(6)	(2)	33%
Impairment on financial assets (net)	(77)	(92)	15	(16%)
Impairment on other assets (net)	(7)	(60)	53	(88%)
Gains/(losses) on other assets (net)	(22)	(38)	16	(42%)
OPERATING PROFIT/(LOSS) BEFORE TAX	(210)	(233)	23	(10%)
Income tax	63	71	(8)	(11%)
PROFIT FROM CONTINUING OPERATIONS	(147)	(162)	15	(9%)
Profit/(loss) from discontinued operations (net)	-	-	-	n.a.
CONSOLIDATED PROFIT FOR THE YEAR	(147)	(162)	15	(9%)
Profit attributable to non-controlling interest	(3)	-	(3)	n.a.
Profit attributable to the Parent	(144)	(162)	18	(11%)

*     Includes exchange differences (net)

Real Estate Operations in Spain segment, which has a specialized management model, combines (i) the run-off real estate activity in Spain, which includes loans to clients mainly for real estate promotion, where our strategy focuses on a significant reduction of our exposure; (ii) quality real estate operating assets (mainly from our old real estate fund, Santander Banif Inmobiliario) and (iii) certain other assets such as our stakes in Sareb and Metrovacesa.

Gains/losses on financial assets and liabilities (net) decreased by €78 million due to gains from favorable renegotiation of debt in 2015 not repeated in 2016.

Impairment on financial assets continued its downward trend and decreased by €15 million in the first half of 2016 due to the reduction in net customer lending.

Losses on other assets (net) decreased by €16 million mainly due to a further reduction in losses from the sale of foreclosed assets.

Losses attributable to the Parent decreased by €18 million or 11%, mainly due to the reduction of impairment losses and of losses from the sale of foreclosed assets.

Financial Condition

Assets and Liabilities

Our total assets were €1,342,906 million at June 30, 2016, a 0.2% or €2,646 million increase from total assets of €1,340,260 million at December 31, 2015. Our gross loans and advances to corporate clients, individual clients and government and public entities, including the trading portfolio, other financial assets at fair value and loans were €809,170 million as of June 30, 2016, a 1% or €8,196 million decrease from €817,366 million as of December 31, 2015. Lending to the Spanish public sector increased 18.3%, lending to other resident sectors decreased 2% while lending to the non-resident sector decreased 1.2%. See “Item 3. Operating and Financial Review and Prospects—A. Operating results—Results of Operations for Grupo Santander—Interest Income / (charges)” for a discussion of the evolution of our loan portfolio.

Customer deposits, which comprise deposits from clients and securities sold to clients under agreements to repurchase, stood at €671,903 million at June 30, 2016, a 2% or €11,239 million decrease as compared to €683,142 million at December 31, 2015. Other managed funds, including mutual funds, pension funds and managed portfolios, increased 8% from €140,741 million at December 31, 2015, to €151,986 million at June 30, 2016. The general strategy is to grow in demand deposits, with most countries doing so, and reduce time deposits.

The Group issued in the first half of 2016 €20,855 million of medium- and long-term issues, of which €15,654 million was senior debt, €3,657 million was covered bonds and €1,544 was subordinated debt. Maturities of medium- and long-term debt amounted to €18,576 million in the first half of 2016, of which €12,685 million was senior debt, €5,620 million was covered bonds, 255 million was subordinated debt and €16 million was preference shares.

The net loan-to-deposit ratio at the end of June 2016 was 117%. The ratio of deposits plus medium and long-term funding to lending was 111%, underscoring a comfortable funding structure.

Total goodwill was €26,541 million, a €418 million decrease from December 31, 2015 mainly due to exchange rate variations of the sterling and the Brazilian real against the euro.

Financial assets available for sale amounted to €116,385 million, a 5% or €5,652 million decrease from December 31, 2015 due to lower debt positions in Spain, Brazil and UK, the latter notably affected by exchange rates.

Capital

Stockholders’ equity, net of treasury stock, at June 30, 2016 was €88,612 million, an increase of €572 million or 0.6% from €88,040 million at December 31, 2015.

As of June 30, 2016, in regulatory terms, phase-in eligible equity was €84,180 million, which gave a total capital ratio of 14.36% and a common equity Tier 1 (CET1) ratio of 12.32%, 257 basis points above the 9.75% (SREP) minimum required by the European Central Bank for Grupo Santander on a consolidated basis for 2016 (including the 0.25% as it is a globally systemic bank).

In fully-loaded terms, the CET1 at the end of June 2016 was 10.36% and the fully-loaded total ratio was 13.54%, partly due to the impact of the Tier 2 issuance carried out by the Parent bank in April 2016 for €1,500 million.

From a qualitative standpoint, the Group has solid and appropriate ratios for its business model, balance sheet structure and Grupo Santander’s risk profile.

B. Liquidity and capital resources

Management of liquidity

For information about our liquidity risk management process, see “Item 5. Quantitative Analysis About Market Risk ― E. Management of structural liquidity”.

Sources of funding

As a financial group, a principal source of liquidity is our customer deposits which consist primarily of demand, time and notice deposits. In addition, we seek to complement the liquidity generated by our customer deposits through access to the domestic and international capital markets and to the interbank market (overnight and time deposits). For this purpose, we have in place a series of domestic and international programs for the issuance of commercial paper and medium and long term debt. We also maintain a diversified portfolio of liquid and securitized assets throughout the year. In addition, another source of liquidity is the generation of profits.

At June 30, 2016, we had outstanding €208.3 billion of senior debt and €22.7 billion in outstanding subordinated debt.

The following table shows the average balances as of June 30, 2016 and 2015 of our principal sources of funds:

	As of June 30,
	2016	2015
	(in millions of euros)
Due to credit entities	166,625	161,336
Customer deposits	677,887	682,897
Marketable debt securities	203,372	202,627
Subordinated debt	17,346	14,564
Total	1,065,230	1,061,424

The average maturity of our outstanding debt as of June 30, 2016 was the following:

● Senior debt	3.0 years
● Mortgage debt	5.1 years
● Dated subordinated debt	7.8 years

The cost and availability of debt financing are influenced by our credit ratings. A reduction in these ratings could increase the cost of debt financing, and reduce our market access to debt financing. Our credit ratings are as follows:

	Long-Term	Short-Term	Outlook

Moody’s	A3	P-2	Stable
Standard & Poor’s	A-	A-2	Stable
Fitch Ratings	A-	F2	Stable
DBRS	A	R-1 (low)	Stable

Our total customer deposits, excluding assets sold under repurchase agreements, totaled €628.5 billion at June 30, 2016. Loans and advances to customers (gross) totaled €809.2 billion at the same date.

We remain well-placed to access various wholesale funding sources from a wide range of counterparties and markets, and the changing mix between customer deposits and repos, deposits by banks and debt securities in issue primarily reflects comparative pricing, maturity considerations and investor counterparty demand rather than any material perceived trend.

We use our liquidity to fund our lending and investment securities activities, for the payment of interest expense, for dividends paid to shareholders and the repayment of debt.

We, Grupo Santander, are a European, Latin American and North American financial group. Although in some jurisdictions limitations have been imposed on dividend payments under the new, much stricter capital adequacy regulations, we are not aware of any current material legal or economic restrictions on the ability of our subsidiaries to transfer funds to the Bank (the Parent company) in the form of cash dividends, loans or advances, capital repatriation and other forms, or to have access to foreign currency at the official exchange rate, other than the limitations related to the objections to our U.S. subsidiary’s capital plan issued by the Federal Reserve Board in connection with its annual Comprehensive Capital Analysis Review (CCAR ) process. Nevertheless, there is no assurance that in the future such restrictions will not be adopted or how they would affect our business. Anyway, the geographic diversification of our businesses limits the effect of any restrictions that could be adopted in any given country.

We believe that our working capital is sufficient for our present requirements and to pursue our planned business strategies.

As of June 30, 2016 and to the present date, we did not, and presently do not, have any material commitments for capital expenditures.  See “Item 6 — Recent Events — Acquisitions, Dispositions, Reorganizations and Other Recent Events” for a description of our material commitments in connection with anticipated acquisitions.

C. Research and development, patents and licenses, etc.

During 2015 and the first half of 2016, we spent €1,481 million and €814 million, respectively, in research and development activities in connection with information technology projects.

D. Trend information

Overview

We believe we have a unique model and franchise to compete in the global retail banking landscape. Our purpose is to help people and businesses prosper. At our core lies:

•	A diversified presence. Our well-balanced emerging-mature markets mix is delivering growth above our peers.

•	Strong retail and commercial operations. We are or aim to be one of the top 3 banks in our core 10 markets, which give us access to one billion customers.

•

Autonomous subsidiaries in liquidity and capital. The Group is composed of subsidiaries that are autonomous in capital and liquidity. This autonomy creates incentives for good local management and enhances our stability and flexibility.

•

International talent management, a common culture and a top global brand. We are able to attract and retain world class talent. We have a shared approach as to how we want to operate and we have created a powerful, global brand.

•

Prudent risk management and balance sheet strength, underpinned by our Group’s solid control framework. We have delivered a dividend every year for more than 50 years, including during the financial crisis.

•	Investment in innovation, driving digital transformation, and sharing best practice. Our global scale enables us to add value to our subsidiaries around the world.

Our aim is to be the best retail and commercial bank earning the lasting loyalty of our employees, customers, shareholders and communities. The Group's commercial transformation will continue with the objective of improving the return on capital employed. In order to achieve this, the focus was placed on the following strategic priorities:

1.

With respect to the businesses, the Group seeks to improve the commercial franchises and customer service. In particular, it is already undertaking the transformation of commercial banking, growing in SMEs and companies and in consumer finance. In general, there is an opportunity to gain business share in many of the markets in which the Group operates.

2.

Continuing to have one of the best efficiency ratios in the industry. With lower interest rates and moderate growth in certain countries, it is essential to do more at a lower cost in order to improve returns. To this end, we announced that the cumulative savings under the efficiency plan, which was expected to end in 2016 and will now end in 2018, would be increased from €2 billion to €3 billion.

3.

Best in class efficiency must go hand in hand with operational excellence which implies the digital transformation of the Bank: a simplification of internal processes that help the Group to be more efficient and to provide better customer service.

4.	The more efficient use of capital has been a growing priority in recent years. In view of the higher capital requirements for banking, it is essential to optimize the use of risk-weighted assets.
5.

The reinforcement of risk management, a traditional priority in well-managed entities, has also become more important in the current environment. Significant measures have been launched in the last two years on which work will continue. The most notable of these measures is the fostering of local implementation of the risk appetite at the Group units and the launch of the Advanced Risk Management Program (ARM), with which Santander's aims to construct its future through the timely management of all risks.

6.

In order to implement all these strategies it is necessary to have employees who are qualified, motivated and aligned with the Bank's policies. The improvement of human resources management is fundamental, and the Group is carrying this out through a new talent management model to enable it to identify and harness employees' potential, thus pursuing Santander's objective of being a better place to work.

7.

And finally, as a result of all these strategic actions, Santander believes it can improve the efficiency ratio, increase dividends in line with the Group's profits and pay them largely in cash. All of which is compatible with an increase in capital ratios.

Our corporate culture is based on everything we do should be Simple, Personal and Fair.

•

A simple bank offers its customers a service that is convenient and products that are easy to understand, however and whenever they choose to bank. It makes its processes better every day, so they are easy and clear for customers and its team.

•	A personal bank treats its customers as valued individuals, providing a professional, personal service they can trust. It supports colleagues to develop their skills and achieve their ambitions.

•	A fair bank treats people as they like to be treated and it earns investors an adequate and sustainable return, while contributing its share to help communities.

Outlook

The forward-looking statements included above and in this section are based on the current beliefs and expectations of our management, including the macroeconomic expectations described below, and are subject to significant risks and uncertainties. These risks and uncertainties could cause the Group’s actual results to differ materially from those set forth in such forward-looking statements. See “Cautionary Notice Regarding Forward-Looking Statements” on page 5 of this Report and the “Risk Factors” section of our 2015 Form 20-F.

In the first half of 2016, the world economy experienced a moderation of growth in advanced economies, and a slight recovery in emerging economies.

The latest indicators point to some improvement in economic activity in the second half of the year, with growth in the US and Japan expected to comfortably offset a possible slowdown in the UK economy and more stable growth in the Eurozone. Furthermore, the emerging economies in Europe and Latin America are improving, in particular Brazil.

The implications of the UK’s decision to leave the EU have led to a revision in growth projections for 2016 in some countries, especially in advanced economies. However, growth projections in emerging markets and developing economies are broadly unchanged.

Global financial conditions remain openly expansive, as a result of the policy actions of central banks and the need for investors to obtain an adequate return on their investments.

Banks are better capitalized, with stronger balance sheets in general and with an enhanced institutional framework. Nevertheless, banking activity continued to be affected by historically low interest rates in most developed economies, tougher competition in some markets, and a more demanding regulatory environment.

Europe

Spain. GDP growth in Spain is expected to continue to be among the highest in Europe. Balance sheet deleveraging continued in 2016 but at a slower pace, and a gradual recovery in credit is expected, especially in lending to consumers and companies.

Santander plans to continue its commercial transformation and strong focus on earning customer loyalty, improving customer service and increasing efficiency. Additionally, we expect a lower cost of risk due to improvements in the macroeconomic environment and the Bank’s strong risk management. Spreads will continue to be under pressure as a result of the highly competitive environment. However, we expect fees to partially offset this impact.

The real estate operations segment in Spain will maintain its strategy of reducing assets, mainly exposure to credits.

United Kingdom. The outcome of the referendum on EU membership has led to further economic uncertainty and financial market volatility. In the near-term, this could result in lower consumer confidence which would be negative for continued economic growth. In addition, the lower value of GBP sterling, when combined with the increase in oil prices, is likely to lead to higher inflation.

In a period of significant macroeconomic uncertainty with a wide range of possible economic outcomes, some economic downside risks should be mitigated by the Bank of England’s monetary policy actions, as well as the capital and liquidity strength of the banking sector.

Santander maintains its commitment to its customers and to the UK economy. We have a clear strategy of building deeper relationships with our clients that allow us to capture growth opportunities. For this purpose, our commercial and digital transformation is key.

Santander Consumer Finance (‘SCF’) has a presence in all European markets. It continues to take advantage of this strong position within a recovering environment for consumption and car sales.

SCF’s priorities will be focused on (i) increasing and improving the vehicle financing business through agreements with brands and customer loyalty, (ii) completing the integration agreement with Banque PSA Finance, and (iii) strengthening the consumer business through pan-European agreements and increasing its presence through digital channels.

Poland. GDP growth slowed slightly in Poland but the economic fundamentals remain strong with strong internal consumption and labor market. Santander has a leading position in both profitability and digital services. The businesses priority is to continue making progress in the digital transformation of the distribution network. We expect that should generate greater efficiency and better customer service.

Portugal. GDP is expected to grow moderately in Portugal with the banking sector continuing to deleverage. In this environment, Santander is focused on managing the integration of the customers and volumes acquired from Banco Internacional do Funchal (Banif), while continuing to gain market share and bring down NPL stock.

Americas

Brazil. We believe that the improvement in Santander’s franchise in Brazil in recent years has poised us to capture profitable growth opportunities in what we expect to be a better macroeconomic environment. The Brazilian economy is still in recession in 2016; however, many of the economic indicators are beginning to show signs of recovery.

Santander’s priorities in Brazil include (i) increasing our loyal customer base (ii) digital transformation (iii) targeted business growth (payroll lending, consumer, auto loans), and  (iv) further improvement in operational efficiency and risk control.

Mexico. In a growth market with strong consumption and investment in private construction, Santander plans to continue investing in infrastructure and digitalization, improving our good commercial dynamics.

We aim to be the market leader in profitability and growth, becoming a customer centric bank through a strong focus on innovation and operational transformation. Priorities include: (i) strengthening our position in individuals, and (ii) maintaining our leading positions in Mid-Market, SMEs, and Mortgages, positioning our corporate global banking franchise as a top player. Several initiatives were launched this year to support these goals (Santander Plus, Santander-Aeromexico co-branded card, etc.).

Chile. In a recovering economy, the Bank's strategy in Chile is focused on improving the quality of customer service and increasing customer loyalty as a result. Santander Chile further aims to maintain its leadership in digital banking, supporting our strategy to offer customers multiple distribution channels.

United States. Economic growth has been weaker than expected in the United States, however some indicators point to recovery for the remainder of the year. Santander will continue to strengthen governance structures with a view to improving the management of the business and making progress with its regulatory requirements.

In Santander Bank, we are redefining our commercial offer for our retail customers, while investing in systems, processes and people. In the consumer finance business we have taken steps to focus on our core business while increasing funding diversification.

E. Off-balance sheet arrangements

As of June 30, 2016 and December 31, 2015, we had the following outstanding contingent liabilities:

	June 30, 2016	December 31, 2015
	(in millions of euros)
Contingent liabilities:
Financial guarantees and other sureties	17,133	14,648
Irrevocable documentary credits	2,509	2,139
Other non-financial guarantees	22,675	23,047
	42,316	39,834

F. Tabular disclosure of contractual obligations

The following table summarizes our contractual obligations by remaining maturity at June 30, 2016:

Contractual obligations		More than	More than
	Less than	1 year but	3 year but	More than
(in millions of euros)	1 year	less than 3 years	less than 5 years	5 years	Total

Deposits from credit institutions	82,859	43,913	5,881	5,712	138,366
Customer deposits	563,960	41,174	8,039	24,551	637,723
Marketable debt securities	63,933	59,228	35,817	69,013	227,991
Liabilities under insurance contracts (1)	589	10	12	29	639
Operating lease obligations	351	629	468	1,693	3,141
Capital lease obligations	26	73	30	77	206
Purchase obligations	1	2	2	0	5
Other long-term liabilities (2)	1,820	3,454	3,318	7,517	16,109
Contractual interest payment (3)	8,920	6,484	6,100	31,768	53,272
Total	722,459	154,968	59,667	140,359	1,077,453

(1)	Includes life insurance contracts in which the investment risk is borne by the policy holder and insurance savings contracts.
(2)	Other long-term liabilities relate to pensions and similar obligations and include the estimated benefit payable for the next ten years.

(3)

Calculated for all Deposits from credit institutions, Customer deposits, Marketable debt securities and Subordinated debt assuming a constant interest rate based on data as of December 31, 2015 over time for all maturities, and those obligations with maturities of more than five years have an average life of ten years.

The table above excludes the “fixed payments” of our derivatives since derivative contracts executed by the Group apply close-out netting across all outstanding transactions, that is, these agreements provide for settlements to be made on a maturity or settlement date for the differences that arise, and as such, the obligation to be settled in the future is not fixed at the present date and is not determined by the fixed payments.

G. Other disclosures

Higher-Risk Loans

Grupo Santander does not have any significant exposure to higher-risk loans. Our credit profile is focused on retail banking with a medium-low risk profile and with broad diversification both by geography and segment, and 58% of the Group’s total loan portfolio is secured (in most cases, by real estate).

Mortgages to individuals represent approximately 40% of the Group’s total lending. These mortgages are focused on our core markets, Spain and the U.K., and are mainly residential mortgages with a low risk profile, low non-performing ratios and an appropriate coverage ratio. This low risk profile produces low related losses.

In Spain, at June 30, 2016, this loan portfolio and thus its risk profile mainly comprises primary residence loans with an affordability rate of 28%. Residential mortgages represent around 34% of the total loans and advances to customers (excluding the public sector) within the business in Spain, a 71% of which has a LTV at inception lower than 80%.

All customers applying for a prime residential mortgage are subject to a rigorous assessment of credit risk and affordability. In evaluating the payment capacity (affordability) of a potential customer, the credit analyst must determine if the income of the customer is sufficient to meet the payment of the loan installments taking into consideration other income that the customer may receive. In addition, the analyst must decide if the customer’s income will be stable over the term of the loan.

The U.K.’s mortgage portfolio is focused on primary residence mortgages with high risk quality in terms of LTV (43.8% as of June 30, 2016). Certain portfolios that may present higher risks than others (interest only, flexible loans, loans with LTV greater than 100%, buy to let), are subject to strict lending policies to mitigate risks. Furthermore, their performance is continuously monitored to ensure an adequate control.

The Group’s strategy in the last few years has been to reduce the volume of real estate exposure in Spain, which at June 2016 stood at €2,302 million in net terms (less than 2% of the assets in Spain and 0.3% of the Group’s loans).

Changes in Practices

There have not been any significant changes in policies and practices in response to the effects of the current economic environment that might affect the quality of the credit information presented. This is due to the fact that the following policies and practices already formed part of our normal course of business.

The Group’s risk policy focuses on maintaining a medium-low and predictable profile for its risks. The main risk management pillars are: (i) the business strategy is defined by the risk appetite; (ii) all risks have to be managed by the units which generate them using advanced models and tools and integrated in the different businesses; (iii) the forward-looking approach for all risk types must be part of the risk identification, assessment and management processes; (iv) the independence of the risk function encompasses all risks and provides an appropriate separation between the risk generating units and units responsible for controlling these risks; (v) risk management has to have the best processes and infrastructures; and (vi) a risk culture which is integrated throughout the organization, composed of a series of attitudes, values, skills and guidelines for action to cope with all risks.

Regarding the portfolio monitoring, each risk unit performs an adequate credit quality control with local and global teams (in addition to the tasks performed by the internal audit division).

It is important to highlight that balances are deemed to be impaired, and the interest accrual suspended, when there are reasonable doubts as to their full recovery and/or the collection of the related interest for the amounts and on the dates initially agreed upon, after taking into account the guarantees received to secure (fully or partially) collection of the related balances. For all non-performing past due assets, any collections relating to impaired loans and advances are used to recognize the accrued interest and the remainder, if any, is applied to reduce the principal amount outstanding.

When the recovery of any recognized amount is considered unlikely, the amount is written off, without prejudice to any actions that we may initiate to seek collection.

Other

We use credit derivatives to cover loans and trading transactions. The volume of this activity is subject to strict internal controls that minimize operational risk. Risk in these activities is controlled via a series of limits such as VaR, nominal by rating, sensitivity to the spread by rating and name, and sensitivity to the rate of recovery and to correlation. Jump-to-default limits are also set by geographic area, sector and liquidity.

Exposures related to complex structured assets

We have a very limited exposure to complex structured assets. See “Item 11. Quantitative and Qualitative Analysis About Market Risk—Part 4. Trading market and structural risk” in our 2015 Form 20-F.

Item 4

Legal proceedings

Our general policy is to record provisions for tax and legal proceedings in which we assess the chances of loss to be probable and we do not record provisions when the chances of loss are possible or remote. We determine the amounts to be provided for as our best estimate of the expenditure required to settle the corresponding claim based, among other factors, on a case-by-case analysis of the facts and the legal opinion of internal and external counsel or by considering the historical average amount of the loss incurred in claims of the same nature. The definitive date of the outflow of resources embodying economic benefits for the Group depends on each obligation. In certain cases, the obligations do not have a fixed settlement term and, in others, they depend on legal proceedings in progress.

i. Tax-related proceedings

As of the date of this report, the main tax-related proceedings concerning the Group were as follows:

-

Legal actions filed by Banco Santander (Brasil), S.A. and certain Group companies in Brazil challenging the increase in the rate of Brazilian social contribution tax on net income from 9% to 15% stipulated by Interim Measure 413/2008, ratified by Law 11,727/2008, a provision having been recognized for the amount of the estimated loss.

-

Legal actions filed by certain Group companies in Brazil claiming their right to pay the Brazilian social contribution tax on net income at a rate of 8% and 10% from 1994 to 1998. No provision was recognized in connection with the amount considered to be a contingent liability.

-

Legal actions filed by Banco Santander, S.A. (currently Banco Santander (Brasil) S.A.) and other Group entities claiming their right to pay the Brazilian PIS and COFINS social contributions only on the income from the provision of services. In the case of Banco Santander, S.A., the legal action was declared unwarranted and an appeal was filed at the Federal Regional Court. In September 2007 the Federal Regional Court found in favor of Banco Santander, S.A., but the Brazilian authorities appealed a the judgment at the Federal Supreme Court. On April 23, 2015, the Federal

Supreme Court issued a decision granting leave for the extraordinary appeal filed by the Brazilian authorities with regard to the PIS contribution to proceed, and dismissing the extraordinary appeal lodged by the Brazilian Public Prosecutor's Office in relation to the COFINS contribution. The Federal Supreme Court has not yet handed down its decision on the PIS contribution and, with regard to the COFINS contribution, on May 28, 2015, the Federal Supreme Court in plenary session unanimously rejected the extraordinary appeal filed by the Brazilian Public Prosecutor's Office, and the petition for clarification ("embargos de declaraçao") subsequently filed by the Brazilian Public Prosecutor's Office, which on September 3 admitted that no further appeals may be filed. In the case of Banco ABN AMRO Real, S.A. (currently Banco Santander (Brasil) S.A.), in March 2007 the court found in its favor, but the Brazilian authorities appealed against the judgment at the Federal Regional Court, which handed down a decision partly upholding the appeal in September 2009. Banco Santander (Brasil) S.A. filed an appeal at the Federal Supreme Court. Law 12,865/2013 established a program of payments or deferrals of certain tax and social security debts, under which any entities that availed themselves of the program and withdrew the legal actions brought by them were exempted from paying late-payment interest. In November 2013 Banco Santander (Brasil) S.A. partially availed itself of this program but only with respect to the legal actions brought by the former Banco ABN AMRO Real, S.A. in relation to the period from September 2006 to April 2009, and with respect to other minor actions brought by other entities in its Group. However, the legal actions brought by Banco Santander, S.A. and those of Banco ABN AMRO Real, S.A. relating to the periods prior to September 2006, for which a provision for the estimated loss was recognized, still subsist.

-

Banco Santander (Brasil), S.A. and other Group companies in Brazil have appealed against the assessments issued by the Brazilian tax authorities questioning the deduction of loan losses in their income tax returns (IRPJ and CSLL) on the ground that the relevant requirements under the applicable legislation were not met. No provision was recognized in connection with the amount considered to be a contingent liability.

-

Banco Santander (Brasil), S.A. and other Group companies in Brazil are involved in administrative and legal proceedings against several municipalities that demand payment of the Service Tax on certain items of income from transactions not classified as provisions of services. No provision was recognized in connection with the amount considered to be a contingent liability.

-

In addition, Banco Santander (Brasil), S.A. and other Group companies in Brazil are involved in administrative and legal proceedings against the tax authorities in connection with the taxation for social security purposes of certain items which are not considered to be employee remuneration. No provision was recognized in connection with the amount considered to be a contingent liability. There is provision for the amount of estimated loss.

-

In December 2008 the Brazilian tax authorities issued an infringement notice against Banco Santander (Brasil), S.A. in relation to income tax (IRPJ and CSLL) for 2002 to 2004. The tax authorities took the view that Banco Santander (Brasil), S.A. did not meet the necessary legal requirements to be able to deduct the goodwill arising on the acquisition of Banespa (currently Banco Santander (Brasil), S.A.). Banco Santander (Brasil) S.A. filed an appeal against the infringement notice at Conselho Administrativo de Recursos Fiscais (CARF), which on October 21, 2011 unanimously decided to render the infringement notice null and void. The tax authorities have appealed against this decision at a higher administrative level. In June 2010 the Brazilian tax authorities issued infringement notices in relation to this same matter for 2005 to 2007. Banco Santander (Brasil), S.A. filed an appeal against these procedures at CARF, which was partially upheld on October 8, 2013. This decision has been appealed at the higher instance of CARF (Tax Appeal High Chamber). In December 2013 the Brazilian tax authorities issued the infringement notice relating to 2008, the last year for amortization of the goodwill. Banco Santander (Brasil), S.A. appealed against this infringement notice and the court found in its favor. The Brazilian tax authorities appealed against this decision at CARF. Based on the advice of its external legal counsel and in view of the first decision by CARF, the Group considers that the stance taken by the Brazilian tax authorities is incorrect and that there are sound defense arguments to appeal against the infringement notices. Accordingly, the risk of incurring a loss is remote. Consequently, no provisions have been recognized in connection with these proceedings because this matter should not affect the consolidated financial statements.

-

In May 2003 the Brazilian tax authorities issued separate infringement notices against Santander Distribuidora de Títulos e Valores Mobiliarios Ltda. (DTVM, currently Produban Serviços de Informática S.A.) and Banco Santander

(Brasil), S.A. (currently Banco Santander (Brasil) S.A.) in relation to the Provisional Tax on Financial Movements (CPMF) with respect to certain transactions carried out by DTVM in the management of its customers' funds and for the clearing services provided by Banco Santander (Brasil) S.A. to DTVM in 2000, 2001 and the first two months of 2002. The two entities appealed against the infringement notices at CARF, with DTVM obtaining a favorable decision and Banco Santander (Brasil) S.A. an unfavorable decision. Both decisions were appealed by the losing parties at the High Chamber of CARF, and unfavorable decisions were obtained by Banco Santander (Brasil) S.A. and DTVM on June 12 and 19, 2015, respectively. Both cases were appealed at court in a single proceeding and a provision was recognized for the estimated loss.

-

In December 2010 the Brazilian tax authorities issued an infringement notice against Santander Seguros, S.A., as the successor by merger to ABN AMRO Brazil Dois Participações, S.A., in relation to income tax (IRPJ and CSLL) for 2005. The tax authorities questioned the tax treatment applied to a sale of shares of Real Seguros, S.A. made in that year. The bank filed an appeal for reconsideration against this infringement notice. As the former parent of Santander Seguros, S.A. (Brasil), Banco Santander (Brasil), S.A. is liable in the event of any adverse outcome of this proceeding. No provision was recognized in connection with this proceeding as it was considered to be a contingent liability.

-

In June 2013, the Brazilian tax authorities issued an infringement notice against Banco Santander (Brasil), S.A. as the party liable for tax on the capital gain allegedly obtained in Brazil by the entity not resident in Brazil, Sterrebeeck B.V., as a result of the “incorporação de ações” (merger of shares) transaction carried out in August 2008. As a result of the aforementioned transaction, Banco Santander (Brasil), S.A. acquired all of the shares of Banco ABN AMRO Real, S.A. and ABN AMRO Brasil Dois Participações, S.A. through the delivery to these entities' shareholders of newly issued shares of Banco Santander (Brasil), S.A., issued in a capital increase carried out for that purpose. The Brazilian tax authorities take the view that in the aforementioned transaction Sterrebeeck B.V. obtained income subject to tax in Brazil consisting of the difference between the issue value of the shares of Banco Santander (Brasil), S.A. that were received and the acquisition cost of the shares delivered in the exchange. In December 2014 the Group appealed against the infringement notice at CARF after the appeal for reconsideration lodged at the Federal Tax Office was dismissed. Based on the advice of its external legal counsel, the Group considers that the stance taken by the Brazilian tax authorities is incorrect and that there are sound defense arguments to appeal against the infringement notice. Accordingly, the risk of incurring a loss is remote. Consequently, the Group has not recognized any provisions in connection with these proceedings because this matter should not affect the financial statements.

-

In November 2014 the Brazilian tax authorities issued an infringement notice against Banco Santander (Brasil) S.A. in relation to income tax (IRPJ and CSLL) for 2009 questioning the tax-deductibility of the amortization of the goodwill of Banco ABN AMRO Real S.A. performed prior to the absorption of this bank by Banco Santander (Brasil) S.A., but accepting the amortization performed after the merger. On the advice of its external legal counsel, Banco Santander (Brasil), S.A. appealed against this decision at the Federal Tax Office and obtained a favorable decision in July 2015, which will foreseeably be appealed at CARF by the Brazilian tax authorities. No provision was recognized in connection with this proceeding as it was considered to be a contingent liability. Banco Santander (Brasil) S.A. has also appealed against infringement notices issued by the tax authorities questioning the tax deductibility of the amortization of the goodwill arising on the acquisition of Banco Comercial e de Investimento Sudameris S.A. No provision was recognized in connection with this matter as it was considered to be a contingent liability.

-

Legal action brought by Sovereign Bancorp, Inc. (currently Santander Holdings USA, Inc.) claiming its right to take a foreign tax credit in connection with taxes paid outside the United States in fiscal years 2003 to 2005 in relation to financing transactions carried out with an international bank. Santander Holdings USA, Inc. considers that, in accordance with applicable tax legislation, it is entitled to recognize the aforementioned tax credits as well as the related issuance and financing costs. In addition, if the final outcome of this legal action is favorable to the interests of Santander Holdings USA, Inc., the amounts paid over by the entity in relation to this matter with respect to 2006 and 2007 would have to be refunded. In 2013 and in 2015 at second instance the US courts found against two taxpayers in cases with a similar structure. In the case of Santander Holdings USA, Inc., on November 13, 2015, the district judge found for Santander Holdings USA, Inc. in the final decision. On January 13, 2016, the judge ordered the amounts paid over with respect to 2003 to 2005 to be refunded to Santander Holdings USA, Inc. On March 11, 2016 the US government appealed the judge's decision to the Court of Appeals. The estimated loss relating to this proceeding was provided for.

-

Santander UK has proactively engaged with HM Revenue & Customs to resolve a number of outstanding legacy tax matters, all of which relate to periods prior to Santander UK plc’s 2010 adoption of the Code of Practice on Taxation for Banks.  However, litigation proceedings were commenced in relation to a small number of these issues, with respect to which the court of first instance found in favor of HM Revenue & Customs.  Santander UK did not appeal these rulings and accordingly there are no tax litigations outstanding.  The provision recognized for the amounts relating to these matters has been used in full.

As of the date of this report certain other less significant tax-related proceedings were also in progress.

ii Non-tax-related proceedings

As of the date of this report, the main non-tax-related proceedings concerning the Group were as follows:

-	Customer remediation: claims associated with the sale by Santander UK of certain financial products (principally payment protection insurance or PPI) to its customers.

At June 30, 2016 the provision for this concept amounts to GBP 404 million.

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After the Madrid Provincial Appellate Court had rendered null and void the award handed down in the previous arbitration proceeding, on September 8, 2011, Banco Santander, S.A. filed a new request for arbitration with the Spanish Arbitration Court against Delforca 2008, Sociedad de Valores, S.A. (formerly Gaesco Bolsa Sociedad de Valores, S.A.), claiming €66 million that the latter owes it as a result of the declaration on January 4, 2008 of the early termination by the Bank of all the financial transactions agreed upon between the parties.

On August 3, 2012, Delforca 2008, S.A. was declared to be in a position of voluntary insolvency by Barcelona Commercial Court no. 10, which had agreed as part of the insolvency proceeding to stay the arbitration proceeding and the effects of the arbitration agreement entered into by Banco Santander, S.A. and Delforca 2008, S.A. The Arbitration Court, in compliance with the decision of the Commercial Court, agreed on January 20, 2013 to stay the arbitration proceedings at the stage reached at that date until a decision could be reached in this respect in the insolvency proceeding.

In addition, as part of the insolvency proceeding of Delforca 2008, S.A., Banco Santander, S.A. notified its claim against the insolvent party with a view to having the claim recognized as a contingent ordinary claim without specified amount. However, the insolvency manager opted to exclude Banco Santander, S.A.’s claim from the provisional list of creditors and, accordingly, Banco Santander, S.A. filed an ancillary claim, which was dismissed by a Court decision on February 17, 2015. This decision also declared that Banco Santander, S.A. had breached its contractual obligations under the framework financial transaction agreement it had entered into with Delforca 2008, S.A.

As part of the same insolvency proceeding, Delforca 2008, S.A. has filed another ancillary claim requesting the termination of the arbitration agreement included in the framework financial transactions agreement entered into by that party and Banco Santander, S.A. in 1998, as well as the termination of the obligation that allegedly binds the insolvent party to the High Council of Chambers of Commerce (Spanish Arbitration Court). This claim was upheld in full by the Court.

On December 30, 2013, Banco Santander filed a complaint requesting the termination of the insolvency proceeding of Delforca 2008, S.A. due to supervening disappearance of the alleged insolvency of the company. The complaint was dismissed by a decision handed down on June 30, 2014. A court order dated May 25, 2015 declared the end of the common phase of the insolvency proceeding and the opening of the arrangement phase. Banco Santander, S.A. appealed the court's decisions 1) to stay the arbitration proceeding and the effects of the arbitral award, 2) to terminate the arbitration agreement 3) not to recognize the contingent claim, and to declare a breach by Banco Santander, S.A. and 4) not to terminate the proceeding.

On June 23, 2015, Delforca 2008, S.A. submitted an arrangement proposal entailing the payment in full of the ordinary and subordinate claims.

On February, 2016, notice was served on the Bank of another ancillary claim filed by Delforca 2008, S.A. and Mobiliaria Monesa, S.A. (parent of Delforca 2008, S.A.) requesting the voidness of the enforcement of securities made by the Bank for a total sum of EUR 57 million. This claim has been stayed on preliminary civil ruling grounds.

On April 19, 2016, the Appellate Court decided in favor of Banco Santander in relation to the stay of the arbitration proceeding and the effects of the arbitral award, the termination of the arbitration agreement and the recognition of the contingent claim and the breach by Banco Santander, S.A. On June, 30, 2016, the Appellate Court decided the insolvency proceeding should not conclude. Delforca 2008 appealed the decisions regarding the termination of the arbitration agreement and the recognition of the contingent claim and breach by Banco Santander to the Supreme Court. On July 28, 2016, Banco Santander filed a motion to stay the Insolvency Proceeding until these appeals are decided.

In addition, in April 2009 Mobilaria Monesa, S.A. (parent of Delforca 2008, S.A.) filed a claim against Banco Santander, S.A. at Santander Court of First Instance no. 5, claiming damages which it says it incurred as a result of the (in its opinion) unwarranted claim filed by the Bank against its subsidiary, reproducing the same objections as Delforca 2008, S.A. This proceeding has currently been stayed on preliminary civil ruling grounds, against which Mobilaria Monesa, S.A. filed an appeal which was dismissed by the Cantabria Provincial Appellate Court in a judgment dated January 16, 2014.

Lastly, on April 11, 2012, Banco Santander, S.A. was notified of the claim filed by Delforca 2008, S.A., heard by Madrid Court of First Instance no. 21, in which it sought indemnification for the damage and losses it alleges it incurred due to the (in its opinion) unwarranted claim by the Bank. Delforca 2008, S.A. made the request in a counterclaim filed in the arbitration proceeding that concluded with the annulled award, putting the figure at up to €218 million. The aforementioned Court has dismissed the motion for declinatory exception proposed by Banco Santander, S.A. as the matter has been referred for arbitration. This decision was upheld in an appeal at the Madrid Provincial Appellate Court in a judgment dated May 27, 2014. The Group considers that the risk of loss arising as a result of these matters is remote and, accordingly, it has not recognized any provisions in connection with these proceedings.

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Former employees of Banco do Estado de São Paulo S.A., Santander Banespa, Cia. de Arrendamiento Mercantil: a claim was filed in 1998 by the association of retired Banespa employees (AFABESP) on behalf of its members, requesting the payment of a half-yearly bonus initially envisaged in the entity’s Bylaws in the event that the entity obtained a profit and that the distribution of this profit were approved by the board of directors. The bonus was not paid in 1994 and 1995 since the bank did not make a profit and partial payments were made from 1996 to 2000, as agreed by the board of directors, and the relevant clause was eliminated in 2001. The Regional Employment Court ordered the bank to pay this half-yearly bonus in September 2005 and the bank filed an appeal against the decision at the High Employment Court (“TST”) and, subsequently, at the Federal Supreme Court (“STF”). The TST confirmed the judgment against the bank, whereas the STF rejected the extraordinary appeal filed by the bank in a decision adopted by only one of the Court members, thereby also upholding the order issued to the bank. This decision was appealed by the bank and the association. Only the appeal lodged by the bank has been given leave to proceed and will be decided upon by the STF in plenary session.

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"Planos economicos": Like the rest of the banking system, Santander Brazil has been the subject of claims from customers, mostly depositors, and of class actions brought for a common reason, arising from a series of legislative changes relating to the calculation of inflation ("planos economicos"). The claimants considered that their vested rights had been impaired due to the immediate application of these adjustments. In April 2010, the High Court of Justice ("STJ") set the limitation period for these class actions at five years, as claimed by the banks, rather than twenty years, as sought by the claimants, which will probably significantly reduce the number of actions brought and the amounts claimed in this connection. As regards the substance of the matter, the decisions issued to date have been adverse for the banks, although two proceedings have been brought at the STJ and the Supreme Federal Court ("STF") with which the matter is expected to be definitively settled. In August 2010, STJ handed down a decision finding for the plaintiffs in terms of substance, but excluding one of the “planos” from the claim, thereby reducing the amount thereof, and once again confirming the five-year statute of limitations period. Shortly thereafter, the STF issued an injunctive relief order whereby the proceedings in progress were stayed until this court issues a final decision on the matter.

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Proceeding under Criminal Procedure Law (case no. 1043/2009) conducted at Madrid Court of First Instance no. 26, following a claim brought by Banco Occidental de Descuento, Banco Universal, C.A. against the Bank for USD 150 million in principal plus USD 4.7 million in interests, upon alleged termination of an escrow contract.

The court upheld the claim but did not make a specific pronouncement on costs. A judgment handed down by the Madrid Provincial Appellate Court on October 9, 2012 upheld the appeal lodged by the Bank and dismissed the appeal lodged by Banco Occidental de Descuento, Banco Universal, C.A., dismissing the claim. The dismissal of the claim was confirmed in an ancillary order to the judgment dated December 28, 2012. An appeal was filed at the Supreme Court by Banco Occidental de Descuento against the Madrid Provincial Appellate Court decision. The appeal was dismissed in a Supreme Court judgment dated October 24, 2014. Banco Occidental de Descuento filed a motion for annulment against the aforementioned judgment which was dismissed in an order dated December 2, 2015. The complainant has stated that it will appeal. The Bank has not recognized any provisions in this connection.

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On January 26, 2011, notice was served on the Bank of an ancillary insolvency claim to annul acts detrimental to the assets available to creditors as part of the voluntary insolvency proceedings of Mediterráneo Hispa Group, S.A. at Murcia Commercial Court no. 2. The aim of the principal action is to request annulment of the application of the proceeds obtained by the company undergoing insolvency from an asset sale and purchase transaction involving €32 million in principal and €2.7 million in interest. On November 24, 2011, the hearing was held with the examination of the proposed evidence. Upon completion of the hearing, it was resolved to conduct a final proceeding. The Court dismissed the claim in full in a judgment dated November 13, 2013. The judgment was confirmed at appeal by the Murcia Provincial Appellate Court in a judgment dated July 10, 2014. The insolvency managers have filed a cassation and extraordinary appeal against procedural infringements against the aforementioned judgment.

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The bankruptcy of various Lehman Group companies was made public on September 15, 2008. Various customers of Santander Group were affected by this situation since they had invested in securities issued by Lehman or in other products which had such assets as their underlying.

At the date of this annual report, certain claims had been filed in relation to this matter. The Bank’s directors and its legal advisers consider that the various Lehman products were sold in accordance with the applicable legal regulations in force at the time of each sale or subscription and that the fact that the Group acted as intermediary would not give rise to any liability for it in relation to the insolvency of Lehman. Accordingly, the risk of loss is considered to be remote and, as a result, no provisions needed to be recognized in this connection.

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The intervention, on the grounds of alleged fraud, of Bernard L. Madoff Investment Securities LLC ("Madoff Securities") by the U.S. Securities and Exchange Commission (“SEC”) took place in December 2008. The exposure of customers of the Group through the Optimal Strategic US Equity ("Optimal Strategic") subfund was €2,330 million, of which €2,010 million related to institutional investors and international private banking customers, and the remaining €320 million made up the investment portfolios of the Group's private banking customers in Spain, who were qualifying investors.

At the date of this annual report, certain claims had been filed in relation to this matter. The Group considers that it has at all times exercised due diligence and that these products have always been sold in a transparent way pursuant to applicable legislation and established procedures. Therefore, the risk of loss is considered to be remote or non-material.

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At the end of the first quarter of 2013, news stories were published stating that the public sector was debating the validity of the interest rate swaps arranged between various financial institutions and public sector companies in Portugal, particularly in the public transport industry.

The swaps under debate included swaps arranged by Banco Santander Totta with the public companies Metropolitano de Lisboa, E.P.E. (MdL), Metro de Porto, S.A. (MdP), Sociedade de Transportes Colectivos do Porto, S.A. (STCP) and Companhia Carris de Ferro de Lisboa, S.A. (Carris). These swaps were arranged prior to 2008, i.e. before the start of the financial crisis, and had been executed without incident.

In view of this situation Banco Santander Totta took the initiative to request a court judgment on the validity of the swaps in the jurisdiction of the United Kingdom to which the swaps are subject. The corresponding claims were filed in May 2013.

After the Bank had filed the claims, the four companies (MdL, MdP, STCP and Carris) notified Banco Santander Totta that they were suspending payment of the amounts owed under the swaps until a final decision had been handed down in the U.K. jurisdiction in the proceedings. MdL, MdP and Carris suspended payment in September 2013 and STCP did the same in December 2013.

Consequently, Banco Santander Totta extended each of the claims to include the unpaid amounts.

On November 29, 2013, the companies presented their defense in which they claimed that the swaps were null and void under Portuguese law and, accordingly, that they should be refunded the amounts paid. On February 14, 2014, Banco Santander Totta, S.A. answered the counterclaim, maintaining its arguments and rejecting the opposing arguments in its documents dated November 29, 2013.

On April 4, 2014, the companies issued their replies to the Bank’s documents. The preliminary hearing took place on May 16, 2014.

The case was heard from October 12 to December 10, 2015.

The judgment was handed down on March 4, 2016. The Court decided in favor of Banco Santander Totta on all requests submitted by it and against the transport companies on all requests made by them. It considered all nine swap contracts to be valid and binding. The companies have filed an appeal.

Banco Santander Totta, S.A. and its legal advisers consider that this judgment confirms that the entity acted at all times in accordance with applicable legislation and under the terms of the swaps. As a result, the Group has not recognized any provisions in this connection.

-	Most of the German banking industry has been affected by two German Supreme Court decisions in 2014 in relation to processing fees in consumer loan agreements.

In May 2014 the German Supreme Court held processing fees in loan agreements to be null and void. The Court subsequently handed down a ruling at the end of October 2014 extending from three to ten years the statute of limitation period on claims relating to old transactions. Therefore, any claims relating to processing fees paid between 2004 and 2011 become statute-barred in 2014. This situation gave rise to numerous claims at the end of 2014 which have affected the income statements of banks in Germany.

Santander Consumer Bank AG stopped including these processing fees in agreements from January 1, 2013 and ceased charging these fees definitively at that date, i.e. before the Supreme Court handed down its judgment on the issue.

Provisions of approximately EUR 465 million were recognized in 2014 to cover the estimated cost of the claims. In order to calculate the provision, the claims already received, as well as an estimate of those that could be received in 2015 (the year in which the period for making claims ends as they become statute barred) were taken into account. The provisions recognized to cover the claims received were used progressively throughout 2014 and 2015.

The Bank and the other Group companies are subject to claims and, therefore, are party to certain legal proceedings incidental to the normal course of their business (including those in connection with lending activities, relationships with employees and other commercial or tax matters).

In this context, it must be considered that the outcome of court proceedings is uncertain, particularly in the case of claims for indeterminate amounts, those based on legal issues for which there are no precedents, those that affect a large number of parties or those at a very preliminary stage.

With the information available to it, the Group considers that at June 30, 2016, it had reliably estimated the obligations associated with each proceeding and had recognized, where necessary, sufficient provisions to cover reasonably any liabilities that may arise as a result of these tax and legal situations. It also believes that any liability arising from such claims and proceedings will not have, overall, a material adverse effect on the Group’s business, financial position or results of operations.

Item 5

Quantitative Analysis About Market Risk

A.Activities subject to market risk and types of market risk

The scope of activities subject to market risk includes transactions in which net worth risk is borne due to changes in market factors. Thus, they include trading risks and structural risks, which are also affected by market shifts.

This risk comes from the change in risk factors (interest rates, inflation rates, exchange rates, share prices, the spread on loans, commodity prices and the volatility of each of these elements) as well as from the liquidity risk of the various products and markets in which the Group operates.

• Interest rate risk is the possibility that changes in interest rates could adversely affect the value of a financial instrument, a portfolio or the Group as a whole. It affects loans, deposits, debt securities, most assets and liabilities of trading portfolios as well as derivatives, among others.

• Inflation rate risk is the possibility that changes in inflation rates could adversely affect the value of a financial instrument, a portfolio or the Group as a whole. It affects instruments such as loans, debt securities and derivatives, whose return is linked to inflation or to an actual change in the rate.

• Exchange rate risk is the sensitivity of the value of a position in a currency different to the base currency to a potential movement in exchange rates. Hence, a long position in a foreign currency will produce a loss if that currency depreciates against the base currency. Among the positions affected by this risk are the Group’s investments in subsidiaries in non-euro currencies, as well as any foreign currency transactions.

• Equity risk is the sensitivity of the value of positions opened in equities to adverse movements in the market prices or in expectations of future dividends. Among other instruments, this affects positions in shares, stock market indices, convertible bonds and derivatives using shares as the underlying asset (put, call and equity swaps).

• Credit spread risk is the risk or sensitivity of the value of positions opened in fixed income securities or in credit derivatives to movements in credit spread curves or in recovery rates associated with issuers and specific types of debt. The spread is the difference between financial instruments that quote with a margin over other benchmark instruments, mainly the yield of government bonds and interbank interest rates.

• Commodities price risk is the risk derived from the effect of potential changes in prices. The Group’s exposure to this risk is not significant and is concentrated in derivative transactions on commodities with clients.

• Volatility risk is the risk or sensitivity of the value of a portfolio to changes in the volatility of risk factors: interest rates, exchange rates, shares, credit spreads and commodities. Financial instruments which have volatility as a variable in their valuation model incur in this risk. The most significant case is financial options portfolios.

All these market risks can be partly or fully mitigated by using options, futures, forwards and swaps.

There are other types of market risk, whose coverage is more complex. They are the following:

• Correlation risk is the sensitivity of the value of a portfolio to changes in the relationship between risk factors, either of the same type (for example, between two exchange rates) or of a different nature (for example, between an interest rate and the price of a commodity).

• Market liquidity risk is that of a Group entity or the Group as a whole finding itself unable to get out of or close a position in time without having an impact on the market price or the cost of the transaction. This risk can be caused by a reduction in the number of market makers or institutional investors, the execution of large volumes of transactions, or the instability of the markets. It increases as a result of the concentration of certain products and currencies.

• Prepayment or cancellation risk. When the contractual relationship in certain transactions explicitly or implicitly permits the possibility of early cancellation without negotiation before maturity, there is a risk that the cash flows may have to be reinvested at a potentially lower interest rate. It affects mainly mortgage loans or mortgage securities.

• Underwriting risk. This occurs as a result of an entity’s participation in underwriting a placement of securities or another type of debt, assuming the risk of partially owning the issue or the loan due to non-placement of all of it among potential buyers.

Pension and actuarial  risks, which are described later on, also depend on shifts in market factors.

On the basis of the finality of the risk, activities are segmented in the following way:

a) Trading: financial services to customers and purchase-sale and positioning mainly in fixed-income, equity and currency products. The SGCB (Santander Global Corporate Banking) division is mainly responsible for managing it.

b) Structural risks: we distinguish between balance sheet risks and pension and actuarial risks:

b.1) Structural balance sheet risks: market risks inherent in the balance sheet excluding the trading portfolio. Management decisions on these risks are taken by the ALCO committees of each country in coordination with the Group’s ALCO committee and are executed by the financial management division. This management seeks to inject stability and recurrence into the financial margin of commercial activity and to the Group’s economic value, maintaining adequate levels of liquidity and solvency. The risks are:

• Structural interest rate risk. This arises from mismatches in the maturities and repricing of all assets and liabilities.

• Structural exchange rate risk/hedging of results. Exchange rate risk occurs when the currency in which the investment is made is different from the euro in companies that consolidate and those that do not (structural exchange rate). In addition, this item also includes positions of exchange rate hedging of future results generated in currencies other than the euro (hedging of results).

• Structural equity risk. This involves investments via stakes in financial or non-financial companies that are not consolidated, as well as portfolios available for sale formed by equity positions.

b.2) Pension and actuarial risk

• Pension risk: the risk assumed by the Bank in relation to the pension commitments with its employees. The risk lies in the possibility that the fund does not cover these commitments in the period of accrual of the provision and the profitability obtained by the portfolio is not sufficient and obliges the Group to increase the level of contributions.

• Actuarial risk: unexpected losses produced as a result of an increase in the commitments with the insurance takers, as well as losses from an unforeseen rise in costs.

B.Trading market risks

1.Quantitative analysis

Our trading risk profile remained relatively low in the first half of 2016, in line with previous years, due to the fact that traditionally our activity has been focused on providing services to its customers, with limited exposure to complex structured products and diversification by geographic area and risk factor.

1.1. Value at Risk (VaR) analysis

During the first half of 2016 year, we maintained our strategy of concentrating our trading activity on customer business, minimizing where possible exposures of directional risk opened in net terms. This was seen in the VaR evolution of the SGCB trading portfolio, which was around the average of the last three years and ended the period at €16.6 million1.

1 Regarding trading activity in financial markets of SGCB (Santander Global Corporate Banking). As well as the trading activity of SGCB, there are other positions catalogued for accounting purposes. The total VaR of trading of this accounting perimeter was €16.5 million.

EVOLUTION OF VaR FIRST HALF 2016

Millions of euros. VaR at 99%, with a time frame of one day

VaR during the first half of 2016 fluctuated between €26 million and €11 million. The most significant changes were related to changes in exchange rate and interest rate exposure and also market volatility. The average VaR for the period was €17.2 million.

The following chart shows a frequency histogram of risk in terms of VaR in the first six months of 2016, where 94.8% of the days had a VaR between €12 million and €25.5 million.

VaR RISK HISTOGRAM

VaR at 99%, with a time frame of one day

Risk by factor

The minimum, average, maximum and final values in VaR terms at 99% for the first six months of 2016 are displayed in the following table:

VaR STATISTICS BY RISK FACTOR 2, 3

Millions of euros. VaR at 99%, with a time frame of one day

2 The VaR of global activities includes operations that are not assigned to any particular country.

3 In Latin America, United States and Asia, the VaR levels of the credit spread or commodity factors are not shown separately because of their scant or zero materiality.

The average VaR in the first half of 2016, €17.2 million, was slightly higher than the average VaR in the first half of 2015, €16.9 million, mainly due to a risk increase on exchange rates (€7.3 million vs. €4.0 million).

VaR BY RISK FACTOR

Millions of euros, VaR at 99% with a time frame of one day (15 day moving average)

1.2. Gauging and contrasting measures

The real losses can differ from the forecasts by the VaR for various reasons related to the limitations of this metric, which are set out in detail later in the section on the methodologies. The Group regularly analyses and contrasts the accuracy of the VaR calculation model in order to confirm its reliability.

The most important test consists of backtesting exercises, analyzed at the local and global levels and in all cases with the same methodology. Backtesting consists of comparing the forecast VaR measurements, with a certain level of confidence and time frame, with the real results of losses obtained in a same time frame. This can detect anomalies in the VaR model of the portfolio in question to be detected (for example, shortcomings in the parameterization of the valuation models of certain instruments, not very adequate proxies, etc.).

Santander calculates and evaluates three types of backtesting:

• “Clean” backtesting: the daily VaR is compared with the results obtained without taking into account the intraday results or the changes in the portfolio’s positions. This method contrasts the effectiveness of the individual models used to assess and measure the risks of the different positions.

• Backtesting on complete results: the daily VaR is compared with the day’s net results, including the results of the intraday operations and those generated by commissions.

• Backtesting on complete results without mark-ups or fees: the daily VaR is compared with the day’s net results from intraday operations but excluding those generated by mark-ups and commissions. This method aims to give an idea of the intraday risk assumed by the Group’s treasuries.

1.3. Distribution of risks and management results4

Geographic distribution

In trading activity, the average contribution of Latin America to the Group’s economic results in the first half of 2016 was 53.51% compared with a contribution of 58.57% in total VaR. Europe, with 39.97% of results, contributed 40.78% of global risk. US and Asia contributed 5.96% of results and 0.39% of global risk. Finally, Global Activities contributed 0.56% of results and 0.26% of total VaR.

Below is the geographic contribution (by percentage) to the Group total, both in risks, measured in VaR terms, as well as in results, measured in economic terms.

VaR BINOMIAL-MANAGEMENT RESULTS: GEOGRAPHIC DISTRIBUTION

Average VaR (at 99%, with a time frame of one day) and annual accumulated management result (million euros); percentage of annual totals.

Monthly distribution of risks and results

The following chart shows the risk assumption profile, in terms of VaR, compared to results in the first half of 2016. The average VaR remained relatively stable, albeit with higher values in the second quarter as in the case of the results.

4 Results in terms similar to Gross Margin (excluding operating costs, the financial would be the only cost).

TEMPORARY DISTRIBUTION OF RISK AND RESULTS IN THE FIRST HALF 2016: PERCENTAGES OF ANNUAL TOTALS

Average VaR (at 99%, with a time frame of one day) and annual cumulative management result (millions of euros); percentage of annual totals.

The following frequency histogram shows the distribution of daily economic results on the basis of their size in the first half of 2016. It shows that on over 94.6% of days on which the markets were open daily returns5 were in a range of between €-12 and +12 million.

5  Yields “clean” of fees and results of intraday derivative operations.

HISTOGRAM OF THE FREQUENCY OF DAILY RESULTS (MTM)

Daily results of management “clean” of commissions and intraday operations (millions of euros). Number of days (%) in each range.

1.4. Risk management of structured derivatives

Derivatives activity is mainly focused on marketing investment products and hedging risks for clients. Management is focused on ensuring that the net risk opened is the lowest possible. The units where this activity mainly takes place are Spain, U.K. and, to a lesser extent, Brazil and Mexico.

Risk of structured derivatives (in terms of VaR 99%) moved in a range between €2.6 million and €11.4 million.

Grupo Santander continues to have a very limited exposure to instruments or complex structured vehicles, reflecting a management culture one of whose hallmarks is prudence in risk management. At the end of the first half of 2016, the Group had:

• Hedge funds: the total exposure is not significant (€157.3 million) being all of it indirect via the counterparty risk of the derivatives traded with them. The risk with this type of counterparty is analyzed case by case, establishing percentages of collateralization on the basis of the features and assets of each fund.

• Monolines: Santander’s exposure to bond insurance companies (monolines) was €131.7 million at the end of the first half of 2016, mainly indirect exposure, €130.5 million, by virtue of the guarantee provided by this type of entity to various financing or traditional securitization operations. The exposure in this case is to double default, with primary underlying assets of high credit quality. The small remaining amount is direct exposure (for example, via purchase of protection from the risk of nonpayment by any of these insurance companies through a credit default swap).

In short, the exposure to this type of instrument, as the result of the Group’s usual operations, continued to decline in 2016. This was mainly due to the integration of positions of institutions acquired by the Group, as Sovereign in 2009. All these positions were known at the time of purchase, having been duly provisioned. These positions, since their integration in the Group, have been notably reduced, with the ultimate goal of eliminating them from the balance sheet.

Santander’s policy for approving new transactions related to these products remains very prudent and conservative. It is subject to strict supervision by the Group’s senior management. Before approving a new transaction, product or underlying asset, the risks division verifies:

• The existence of an appropriate valuation model to monitor the value of each exposure: Mark-to-Market, Mark-to-Model or Mark-to-Liquidity.
• The availability in the market of observable data (inputs) needed to be able to apply this valuation model.

And provided these two points are always met:

• The availability of appropriate systems, duly adapted to calculate and monitor every day the results, positions and risks of new operations.
• The degree of liquidity of the product or underlying asset, in order to make possible their coverage when deemed appropriate.

1.5. Analysis of scenarios

Various stress scenarios were calculated and analyzed regularly in the first half of 2016 (at least every month) at the local and global levels for all the trading portfolios and using the same assumptions by risk factor.

Maximum volatility scenario (Worst Case)

This scenario is given particular attention as it combines historic movements of risk factors with an ad-hoc analysis in order to reject very unlikely combinations of variations (for example, sharp decreases in stock markets together with a decline in volatility).

A historic volatility equivalent to six standard deviations is applied. The scenario is defined by taking for each risk factor the movement which represents the greatest potential loss in the portfolio, rejecting the most unlikely combinations in economic-financial terms. At the end of June 2016, that scenario implied, for the global portfolio, rising interest rates in Latin American markets and low interest rates in core markets, decreases in stock markets, depreciation of all currencies against the euro, and widening credit spreads and volatility. The results for this scenario at the end of June 2016 are shown in the following table.

MAXIMUM VOLATILITY STRESS SCENARIO (WORST CASE)

Millions of euros. Data at June 30, 2016

The stress test shows that the economic loss suffered by the Group in its trading portfolios, in terms of the mark to market (MtM) result would be, if the stress movements defined in the scenario materialized in the market, €104.9 million, a loss that would be concentrated in Latin America (in this order, interest rates, equities and exchange rates) and Europe (in this order, interest rates, credit spreads, equities and exchange rates).

Other global stress test scenarios

• Abrupt crisis: an ad hoc scenario with sharp market movements. Rise in interest rate curves, sharp decreases in stock markets, large appreciation of the dollar against other currencies, rise in volatility and in credit spreads.

• September 11 crisis: historic scenario of the September 11, 2001 attacks with a significant impact on the US and global markets. This is sub-divided into two scenarios: I) maximum accumulated loss until the worst moment of the crisis; and II) the maximum loss in a day. In both cases, there are drops in stock markets and in interest rates in core markets and rises in emerging markets, and the dollar appreciates against other currencies.

• Subprime crisis: historic scenario of the US mortgage crisis. The objective of the analysis is to capture the impact on results of the reduction in liquidity in the markets. Two time horizons were used (one day and 10 days), in both cases there are decreases in stock markets and in interest rates in core markets and rises in emerging markets, and the dollar appreciates against other currencies.

• EBA adverse scenario: the scenario proposed by the European Banking Authority (EBA) in April 2014 as part of the EBA 2014 EU-Wide Stress Test. This involves an adverse scenario for European banks over a time horizon of 2014 to 2016. The scenario reflects the systemic risks considered the most serious threats to the stability of the European Union’s banking sector. These include: an increase in bond yields worldwide; incremental deterioration of credit quality in countries with weak demand; political reforms grinding to a halt, endangering the sustainability of public finances; and insufficient adjustments to balance sheets to maintain reasonable market finance.

Every month a consolidated stress test report is drawn up with explanations of the main changes in results for the various scenarios and units. An early warning mechanism has also been established so that when the loss for a scenario is high in historic terms and/or in terms of the capital consumed by the portfolio in question, the relevant business executive is informed.

2.Methodologies

2.1Value at Risk (VaR)

The standard methodology that we apply to trading activities is Value at Risk (VaR), which measures the maximum expected loss with a certain confidence level and time frame. The standard for historic simulation is a confidence level of 99% and a time frame of one day. Statistical adjustments are applied enabling the most recent developments affecting the levels of risk assumed to be incorporated efficiently and quickly. A time frame of two years or at least 520 days from the reference date of the VaR calculation is used. Two figures are calculated every day: one applying an exponential decay factor that accords less weight to the observations furthest away in time and another with the same weight for all observations. The higher of the two is reported as the VaR.

Value at Earnings (VaE) is also calculated. This measures the maximum potential gain with a certain level of confidence and time frame, applying the same methodology as for VaR.

VaR by historic simulation has many advantages as a risk metric (it sums up in a single number the market risk of a portfolio; it is based on market movements that really occurred without the need to make assumptions of functions forms or correlations between market factors, etc.), but also has limitations.

Some limitations are intrinsic to the VaR metrics, regardless of the methodology used for its calculation, including:

• The VaR calculation is calibrated at a certain level of confidence, which does not indicate the levels of possible losses beyond it.
• There are some products in the portfolio with a liquidity horizon greater than that specified in the VaR model.
• VaR is a static analysis of the risk of the portfolio, and the situation could change significantly during the following day, although the likelihood of this occurring is very low.

Using the historic simulation methodology also has its limitations:

• High sensitivity to the historic window used.
• Inability to capture plausible events that would have significant impact, if these do not occur in the historic window used.
• The existence of valuation parameters with no market input (such as correlations, dividend and recovery rate).
• Slow adjustment to new volatilities and correlations, if the most recent data receives the same weight as the oldest data.

Some of these limitations are overcome by using Stressed VaR and Expected Shortfall, calculating VaR with exponential decay and applying conservative valuation adjustments. Furthermore, as previously stated, the Group regularly conducts analysis and backtesting of the accuracy of the VaR calculation model.

2.2Stressed VaR (sVaR) and Expected Shortfall (ES)

In addition to standard VaR, Stressed VaR is calculated daily for the main portfolios. The calculation methodology is the same as for VaR, with the two following exceptions:

• The historical observation period for the factors: when calculating Stressed VaR a window of 260 observations is used, rather than 520 for VaR. However, this is not the most recent data: rather, the data used is from a continuous period of stress for the portfolio in question. This is determined for each major portfolio by analyzing the history of a subset of market risk factors selected based on expert judgement and the most significant positions in the books.

• In order to obtain the stressed VaR, unlike when calculating the VaR, the maximum between the percentile uniformly weighted and the one exponentially weighted is not applied. Instead, the percentile uniformly weighted is used directly.

Moreover, the expected shortfall (ES) is also calculated in order to estimate the expected value of the potential loss when this is higher than the level set by the VaR. Unlike VaR, ES has the advantage of better capturing the tail risk and of being a sub-additive metric6.

Going forward, in the near term the Basel Committee has recommended replacing VaR with Expected Shortfall as the baseline metric for calculating regulatory capital for trading portfolios. The Committee considers that ES with a 97.5% confidence interval delivers a similar level of risk to VaR at a 99% confidence interval. Equal weights are applied to all observations when calculating ES.

2.3Analysis of scenarios

The Group uses other metrics in addition to VaR, giving it greater control over the risks it faces in the markets where it is active. These measures include scenario analysis. This consists of defining alternative behaviors for various financial variables and obtaining the impact on results of applying these to activities. These scenarios may replicate events that occurred in the past (such as a crisis) or determine plausible alternatives that are unrelated to past events.

The potential impact on earnings of applying different stress scenarios is regularly calculated and analyzed, particularly for trading portfolios, considering the same risk factor assumptions. Three scenarios are defined, as a minimum: plausible, severe and extreme. Taken together with VaR, these reveal a much more complete spectrum of the risk profile.

6  According to the financial literature, sub-additivity is a desirable property for a coherent risk metric. This property establishes that f(a+b) is less than or equal to f(a)+f(b). Intuitively, it assumes that the more instruments and risk factors there are in a portfolio, the lower the risks, because of the benefits of diversification. Whilst VaR only offers this property for some distributions, ES always does so. Fundamental review of the trading book: a revised market risk framework (Basel Committee document on banking supervision, January 2016).

A number of trigger thresholds have also been established for global scenarios, based on their historical results and the capital associated with the portfolio in question. When these triggers are activated, the portfolio managers are notified so they can take appropriate action. The results of the global stress exercises, and any breaches of the trigger thresholds, are reviewed regularly, and reported to senior management, when this is considered appropriate.

2.4Analysis of positions, sensitivities and results

Positions are used to quantify the net volume of the market securities for the transactions in the portfolio, grouped by main risk factor, considering the delta value of any futures or options. All risk positions can be expressed in the base currency of the unit and the currency used for standardizing information. Changes in positions are monitored on a daily basis to detect any incidents, so they can be corrected immediately.

Measurements of market risk sensitivity estimate the variation (sensitivity) of the market value of an instrument or portfolio to any change in a risk factor. The sensitivity of the value of an instrument to changes in market factors can be obtained using analytical approximations by partial derivatives or by complete revaluation of the portfolio.

In addition, the statement of income is also drawn up every day, providing an excellent indicator of risk, enabling us to identify the impact of changes in financial variables on the portfolios.

2.5Derivative activities and credit management

Also noteworthy is the control of derivative activities and credit management which, because of its atypical nature, is conducted daily with specific measures. First, the sensitivities to price movements of the underlying asset (delta and gamma), volatility (vega) and time (theta) are controlled. Second, measures such as the sensitivity to the spread, jump-to-default, concentrations of positions by level of rating, etc., are reviewed systematically.

With regard to the credit risk inherent to trading portfolios, and in line with the recommendations of the Basel Committee on Banking Supervision and prevailing regulations, a further metric is also calculated: the Incremental Risk Charge (IRC). This seeks to cover the risks of non-compliance and ratings migration that are not adequately captured in VaR, through changes in the corresponding credit spreads. This metric is basically applied to fixed-income bonds, both public and private, derivatives on bonds (forwards, options, etc.) and credit derivatives (credit default swaps, asset backed securities, etc.). IRC is calculated using direct measurements of loss distribution tails at an appropriate percentile (99.9%), over a one year horizon. The Monte Carlo methodology is used, applying one million simulations.

2.6Credit Valuation Adjustment (CVA) and Debt Valuation Adjustment (DVA)

We incorporate credit valuation adjustment (CVA) and debt valuation adjustment (DVA) when calculating the results of trading portfolios. The CVA is a valuation adjustment of over-the-counter (OTC) derivatives, as a result of the risk associated with the credit exposure assumed by each counterparty.

The CVA is calculated by taking into account the potential exposure with each counterparty in each future maturity. The CVA for a certain counterparty is therefore the sum of the CVA over all such future terms. The following inputs are used:

• Expected exposure: including, for each operation the current market value (MtM) as well as the potential future risk (add-on) to each maturity. CVA also considers mitigating factors such as collateral and netting agreements, together with a decay factor for derivatives with interim payments.

• Severity: the percentage of final loss assumed in case of credit/ non-payment of the counterparty.

• Probability of default: for cases where there is no market information (spread curve traded through CDS, etc.) general proxies generated on the basis of companies with listed CDS of the same sector and external rating as the counterparty are used.

• Discount factor curve.

The DVA is a valuation adjustment similar to the CVA, but in this case as a result of Grupo Santander’s risk that counterparties assume in OTC derivatives.

3.System for controlling limits

Setting market risk and liquidity limits is designed as a dynamic process which responds to the Group’s risk appetite level. This process is part of an annual limits plan drawn up by the Group’s senior management, involving every Group entity.

The market risk limits we use are established based on different metrics and try to cover all activity subject to market risk from many perspectives, applying a conservative approach. The main ones are:

• VaR limits.
• Limits of equivalent positions and/or nominal.
• Interest rate sensitivity limits.
• Vega limits.
• Delivery risk limits for short positions in securities (fixed income and securities).
• Limits to constrain the volume of effective losses, and protect results generated during the period:
• Loss trigger.
• Stop loss.
• Credit limits:
• Total exposure limit.
• Jump to default by issuer limit.
• Others.
• Limits for origination operations.

These general limits are complemented by other sub-limits to establish a sufficiently granular limits framework for effective control of the market risk factors to which the Group is exposed in its trading activities. Positions are monitored on a daily basis, at both the unit and global levels, with exhaustive control of changes to portfolios, so as to identify any incidents that might need immediate correction. Meanwhile, the daily drawing up of the income statement by the risks area is an excellent indicator of risks, as it allows the impact that changes in financial variables have had on portfolios to be identified.

Implementation of the Volcker Rule throughout the Group in July 2015 required activities to be reorganized to ensure compliance with this new regulation, the preparation of new metrics and the definition of limits at the desk level.

Three categories of limits were established based on the scope of approval and control: global approval and control limits, global approval limits with local control, and local approval and control limits. The limits are requested by the business executive of each country/entity, considering the particular nature of the business and so as to achieve the budget established, seeking consistency between the limits and the risk/return ratio. The limits are approved by the corresponding risk bodies.

Business units must comply with the approved limits at all times. In the event of a limit being exceeded, the local business executives have to explain, in writing and on the day, the reasons for the excess and the action plan to correct the situation, which in general might consist of reducing the position until it reaches the prevailing limits or setting out the strategy that justifies an increase in the limits.

If the business unit fails to respond to the excess within three days, the global business executives will be asked to set out the measures to be taken in order to make the adjustment to the existing limits. If this situation lasts for 10 days as of the first excess, senior risk management will be informed so that a decision can be taken: the risk takers could be made to reduce the levels of risk assumed.

C.Structural balance sheet risks

1.Quantitative analysis7

The market risk profile inherent in our balance sheet, in relation to our asset volumes and shareholders’ funds, as well as the budgeted financial margin, remained moderate in the first half of 2016, in line with previous years.

1.1.Structural interest rate risk

Europe and the United States

Against a backdrop of low interest rates, the main balance sheets in mature markets (the Parent bank, the UK and the US) show positive economic value and net interest income sensitivities to interest rate rises.

Exposure levels in all countries are moderate in relation to the annual budget and equity levels.

At June 2016, net interest income risk at one year, measured as sensitivity to parallel changes of ±100 basis points, was concentrated in the yield curve for the euro at €151 million,  the US dollar at €136 million, Pound Sterling at €48 million and the Polish Zloty at €42 million, all relating to risks of rate cuts.

NET INTEREST INCOME (NII) SENSITIVITY8

% of the total

At the same date, the most relevant risk to the economic value of equity, measured as its sensitivity to parallel changes in the yield curve of ±100 basis points, was in the euro interest rate curve, at €3,605 million, for the risk of rate cuts. The amounts at risk for the dollar and sterling curves were €1,189 million and €154 million, respectively, also for rate cuts. These scenarios are extremely unlikely in practice at present.

7 Includes the whole balance sheet except for the trading portfolios.

8 Sensitivity for the worst scenario between +100 and -100 basis points.

ECONOMIC VALUE OF EQUITY (EVE) SENSITIVITY  9

% of the total

Rest: Portugal, SCF and Poland.

Latin America

Latin American balance sheets are positioned for interest rate cuts for both economic value and net interest income, except for net interest income in Mexico, where excess liquidity is invested in the short term in the local currency.

In the first half of 2016, exposure levels in all countries were moderate in relation to the annual budget and capital levels.

At the end of June, net interest income risk over one year, measured as sensitivity to parallel ± 100 basis point movements, was concentrated in three countries, Brazil (€101 million), Mexico (€41 million) and Chile (€37 million), as shown in the chart below.

9 Sensitivity for the worst scenario between +100 and -100 basis points.

NET INTEREST INCOME (NII) SENSITIVITY 10

% of the total

Risk to the value of equity over one year, measured as sensitivity to parallel ± 100 basis point movements, was also concentrated in Brazil (€594 million), Chile (€149 million) and Mexico (€139 million).

ECONOMIC VALUE OF EQUITY (EVE) SENSITIVITY 11

% of the total

Rest: Argentina, Peru and Uruguay.

10 Sensitivity for the worst scenario between +100 and -100 basis points.

11 Sensitivity for the worst scenario between +100 and -100 basis points.

1.2Structural exchange-rate risk/hedging of results

Structural exchange rate risk arises from Group operations in currencies, mainly related to permanent financial investments, and the results and the hedging of these investments.

This management is dynamic and seeks to limit the impact on the core capital ratio of movements in exchange rates.

At the end of June 2016, the largest exposures of permanent investments (with their potential impact on equity) were, in order, in Brazilian Reais, Pounds Sterling, US Dollars, Chilean Pesos, Mexican Pesos and Polish Zlotys. The Group hedges some of these positions of a permanent nature with exchange-rate derivatives.

In addition, the Financial Management area is responsible for managing exchange-rate risk for the Group’s expected results and dividends in units where the base currency is not the euro.

1.3 Structural equity risk

Santander maintains equity positions in its banking book in addition to those of the trading portfolio. These positions are maintained as available for sale portfolios (capital instruments) or as equity stakes, depending on their envisaged time in the portfolio.

The available for sale portfolio of the banking book at the end of June 2016 was diversified in securities in various countries, mainly Spain, the U.S., China, Brazil and the Netherlands. Most of the portfolio is invested in the financial and insurance sectors; other sectors, to a lesser extent, are for example public administrations, professional, scientific and technical activities or manufacturing industry.

Structural equity positions are exposed to market risk. VaR is calculated for these positions using market price data series or proxies. At the end of June 2016, the VaR at 99% with a one day time frame was €219.3 million (€208.1 and €208.5 million at the end of December 2015 and 2014, respectively).

1.4 Structural VaR

A standardized metric such as VaR can be used for monitoring total market risk for the banking book, excluding the trading activity of Santander Global Corporate Banking, distinguishing between fixed income (considering both interest rates and credit spreads on ALCO portfolios), exchange rates and equities.

In general, the structural VaR is not high in terms of the Group’s volume of assets or equity.

Structural VaR (million EUR)

The diversification effect is calculated as the total Structural VaR minus the sum of the individual or “stand alone” VaR for each risk.

Santander calculates the VaR for full revaluation (individual pricers for each position) or second-order Taylor approximation for the most complex portfolios. Several individual factors are included, such as each interest rate curve involved, individual share prices, currencies and volatility matrices. For reporting purposes, they are grouped based on the primary factor (interest rate, equity, foreign exchange, credit spread and commodities).

2.Methodologies

2.1Structural interest rate risk

The Group analyzes the sensitivity of its net interest income and equity value to changes in interest rates. This sensitivity arises from gaps in maturity dates and the review of interest rates in the different asset and liability items.

The financial measures to adjust the positioning to that desired by the Group are agreed on the basis of the positioning of balance sheet interest rates, as well as the situation and outlook for the market. These measures range from taking positions in markets to defining the interest rate features of commercial products.

The metrics used by the Group to control interest rate risk in these activities are the repricing gap, the sensitivity of net interest income and of equity value to changes in interest rate levels, the duration of equity and Value at Risk (VaR), for the purposes of calculating economic capital.

With regard to the regulatory approach, in April 2016 the Basel Committee issued a document on structural interest rate risk12 proposing changes to the regulatory treatment and supervision of this risk in order to help ensure that banks have appropriate capital to cover potential losses from exposures to changes in interest rates.

Interest rate gap of assets and liabilities

This is the basic concept for identifying the entity's interest rate risk profile and measuring the difference between the volume of sensitive assets and liabilities on and off the balance sheet that reprice (i.e. that mature or are subject to rate revisions) at certain times (buckets). This provides an immediate approximation of the sensitivity of the entity's balance sheet and its net interest income and equity value to changes in interest rates.

Net interest income (NII) sensitivity

This is a key measure of the profitability of balance sheet management. It is calculated as the difference in the net interest income resulting from a parallel movement in interest rates over a particular period. The standard period for measuring net interest income sensitivity is one year.

Economic value of equity (EVE) sensitivity

This measures the interest rate risk implicit in equity value -which for the purposes of interest rate risk is defined as the difference between the net current value of assets and the net current value of liabilities outstanding- based on the impact that a change in interest rates would have on these values.

Treatment of liabilities without defined maturity

In the corporate model, the total volume of the balances of accounts without maturity is divided between stable and unstable balances. This separation between stable and unstable balances is obtained from a model that is based on the relation between balances and their own moving averages.

12 “Interest rate risk in the banking book” (document of the Basel Committee on Banking Supervision, April 2016).

From this simplified model, the monthly cash flows are obtained and used to calculate NII and EVE sensitivities.

The model requires a variety of inputs:

• Parameters inherent in the product.
• Performance parameters of the client (in this case analysis of historic data is combined with the expert business view).
• Market data.
• Historic data of the portfolio.

Pre-payment treatment for certain assets

The pre-payment issue mainly affects fixed-rate mortgages in units where the relevant interest rate curves for the balance sheet are at low levels. This risk is modelled in these units, and this can also be applied, with some modifications, to assets without defined maturity (credit card businesses and similar).

The usual techniques used to value options cannot be applied directly because of the complexity of the factors that determine borrower pre-payments. As a result, the models for assessing options must be combined with empirical statistical models that seek to capture pre-payment performance. Some of the factors conditioning this performance are:

• Interest rate: the differential between the fixed rate on the mortgage and the market rate at which it could be refinanced, net of cancellation and opening costs;
• Seasoning: pre-payment tends to be low at the start of the instruments life cycle (signing of the contract) and grow and stabilize as time passes;
• Seasonality: redemptions or early cancellations tend to take place at specific dates; and
• Burnout: decreasing trend in the speed of pre-payment as the instrument’s maturity approaches, which includes:

a) Age: defines low rates of pre-payment.

b) Cash pooling: defines as more stable those loans that have already overcome various waves of interest rate falls. In other words, when a portfolio of loans has passed one or more cycles of downward rates and thus high levels of pre-payment, the “surviving” loans have a significantly lower pre-payment probability.

c) Others: geographic mobility, demographic, social and available income factors, etc.

The series of econometric relations that seek to capture the impact of all these factors is the probability of pre-payment of a loan or pool of loans and is denominated the pre-payment model.

Value at Risk (VaR)

For balance sheet activity and investment portfolios, this is defined as the 99% percentile of the distribution function of losses in equity value, calculated based on the current market value of positions and returns over the last two years, at a particular level of statistical confidence over a certain time horizon. As with trading portfolios, a time frame of two years or at least 520 days from the reference date of the VaR calculation is used.

2.2Structural exchange rate risk/hedging of results

These activities are monitored via position measurements, VaR and results, on a daily basis.

2.3Structural equity risk

These activities are monitored via position measurements, VaR and results, on a monthly basis.

3.System for controlling limits

As already stated for the market risk of trading, under the framework of the annual limits plan, limits are set for balance sheet structural risks, responding to Grupo Santander’s risk appetite level.

The main ones are:

Balance sheet structural interest rate risk:

• Limit on the sensitivity of net interest income to one year.
• Limit on the sensitivity of economic value of equity.

Structural exchange rate risk:

• Net position in each currency (for hedging positions of results).

In the event of exceeding one of these limits or their sub limits, the relevant risk management executives must explain the reasons and facilitate the measures to correct it.

D.Pension and actuarial risks

1.Pension risk

When managing the pension fund risks of employees (defined benefit), the Group assumes the financial, market, credit and liquidity risks it incurs for the assets and investment of the fund, as well as the actuarial risks derived from the liabilities, and the responsibilities for pensions to its employees.

Our objective in the sphere of controlling and managing pension risk focuses on identifying, measuring, monitoring, mitigating and communicating this risk. Our priority is thus to identify and mitigate all the focuses of risk.

This is why the our methodology estimates every year the combined losses in assets and liabilities in a defined stress scenario from changes in interest rates, inflation, stocks markets and properties, as well as credit and operational risk.

Main figures

The main figures for the pension funds of employees with defined benefit plans are set out in note 25 to our consolidated financial statements for the year ended December 31, 2015, including the details and movements of provisions for pensions, as well as the main hypotheses used to calculate the actuarial risk and the risk of the fund, changes in the value of assets and liabilities and details of the investment portfolios assigned to them.

The investor profile of the aggregated portfolio of employees’ pension funds is medium-low risk, as around 70% of the total portfolio is invested in fixed-income assets, as set out in the following chart.

* Includes positions in hedge funds, private equity and derivatives

Figures as of June 30, 2016

2.Actuarial risk

Actuarial risk is produced by biometric changes in the life expectancy of those with life insurance, from the unexpected increase in the indemnity envisaged in non-life insurance and, in any case, from unexpected changes in the performance of insurance takers in the exercise of the options envisaged in the contracts.

The following are actuarial risks:

Risk of life liability: risk of loss in the value of life insurance liabilities caused by fluctuations in risk factors that affect these liabilities:

i. Mortality/longevity risk: risk of loss from movements in the value of the liabilities deriving from changes in the estimation of the probability of death/survival of those insured.

ii. Morbidity risk: risk of the loss from movements in the value of the liabilities deriving from changes in estimating the probability of disability/incapacity of those insured.

iii. Redemption/fall risk: risk of loss from movements in the value of the liabilities as a result of the early cancellation of the contract, of changes in the exercise of the right of redemption by the insurance holders, as well as options of extraordinary contribution and/or suspending contributions.

iv. Risk of costs: risk of loss from changes in the value of the liabilities derived from negative variances in envisaged costs.

v. Catastrophe risk: losses caused by catastrophic events that increase the entity’s life liability.

Risk of non-life liability: risk of loss from the change in the value of the non-life insurance liability caused by fluctuations in risk factors that affect these liabilities:

i. Premium risk: loss derived from the insufficiency of premiums to cover the disasters that might occur.

ii. Reserve risk: loss derived from the insufficiency of reserves for disasters, already incurred but not settled, including costs from management of these disasters.

iii. Catastrophe risk: losses caused by catastrophic events that increase the entity’s non-life liability.

Main figures

In our case, actuarial risk embraces the activity of our fully-owned subsidiaries, which are subject not only to risk of an actuarial nature, but whose activity is also impacted by the other financial, non-financial and transversal risks defined by us.

As of June 30, 2016, the volume of assets managed by the companies in Spain and Portugal that belong 100% to us amounted to €26,755 million, of which €22,134 million relates directly to commitments with insurance holders, as follows:

• €16,117 million are commitments guaranteed (wholly or partly) by the companies themselves.
• €6,017 million are commitments where the risks are assumed by the insurance holders.

E.Management of structural liquidity

Structural liquidity management aims to finance the Group’s recurring activity in optimum conditions of maturity and cost and avoid assuming undesired liquidity risks.

During the first half of 2016, commercial branches have continued taking deposits following the selective financing strategy of the Group considering their costs. Lending is growing in all geographies except for Brazil where decreases in local currency and Portugal.

Notwithstanding the aforementioned, the different Group companies have maintained frequent issuance activity in the different wholesale funding markets during the year in order to continue strengthening their liquidity position and presence in the markets and take advantage of the better market conditions. The Group issued in the first half of 2016 €20,855 million of medium- and long-term issues, of which €15,654 million was senior debt, €3,657 million was covered bonds and €1,544 million was subordinated debt. Maturities of medium- and long-term debt amounted to €18,576 million in the first half of 2016, of which €12,685 million was senior debt, €5,620 million was covered bonds, 255 million was subordinated debt and €16 million was preference shares.

In short, all these actions have contributed to strengthen the Group’s balance sheet and capital base and helped maintain an appropriate liquidity position.

The main aspects in relation to structural management of liquidity during the first half of 2016 were:

▪ Adequate position of structural liquidity. We are essentially a retail bank. Therefore, customer deposits are the main source of funds in our financing structure. These deposits, together with capital and similar instruments, enable us to address most of the Group’s liquidity needs.

Diversification of markets and instruments to obtain liquidity. We have an active presence in several wholesale markets, across the different countries where the Group operates. This strategy limits our dependence on specific markets and allows us to maintain a comfortable capacity of recourse to the markets.

▪ As of June 30, 2016, the balance sheet of the Group was solid, as befits the Group’s retail nature. Lending, which accounted for around 75% of net assets, was fully financed by customer deposits and medium and long term funding. The Group has an adequate structure of medium and long-term issuances, well diversified by products (including, senior debt, mortgage backed securities, subordinated debts and preferred shares) with a moderately conservative maturity (3.6 years as of June 30, 2016). All of this results in moderate needs of recourse to short term wholesale funding at the Group level.

Our units in the area of convertible currencies and Latin America obtained a total of €16.8 billion and €4.0 billion, respectively, in medium and long-term issues in the wholesale markets during the first half of 2016.

At June 30, 2016, the Group's structural liquidity surplus stood at 146.0 billion on a consolidated basis. This surplus is based mainly on fixed income securities (€ 166.4 billion), equities (€ 16.5 billion), partially offset by net borrowed deposits from central banks and credit entities (€12.6 billion) and short term funding balance (€24.3 billion).

▪ High capacity to obtain liquidity on the balance sheet. As of June 30, 2016, we had a liquidity reserve of over €243 billion. This reserve includes deposits in central banks and cash, unencumbered sovereign debt, undrawn credit lines granted by central banks, as well as other assets eligible as collateral and other undrawn credit lines in official institutions (FHLB, etc.), all of which reinforce the solid liquidity position of the Group and its subsidiaries.

▪ Access to wholesale markets for liquidity on the basis of short and long-term ratings, which remained above the sovereign debt in the three main agencies.

▪ Independence of the subsidiaries in funding within a coordinated liquidity management. The most important subsidiaries obtain their funding in wholesale markets in accordance with their needs, establishing their own liquidity and contingency plans, without recourse to lines from the parent Bank to finance their activity. An exception to this “rule” is Santander Consumer Finance (SCF) whose commercial activity is more liquidity demanding and traditionally relied on the parent Bank support. Nevertheless, this financial dependency has been being reduced progressively during last years.  The direct access by SCF to wholesale markets, mainly through unsecured, securitizations and structured funding and the increase of its customer deposits has pulled SCF along the self-sufficiency path, according to Santander model. Currently this support relates almost entirely to the needs of new portfolios and business units incorporated in the context of the agreement with Banque PSA Finance and as it was done in the past, it’s expected to be reduced over the medium term once developed the wholesale and retail funding capabilities in the new units.

Santander Group performs a continuous internal process to ensure the adequacy of both, its liquidity position and the management, measurement, monitoring and control of its liquidity risk (Group Internal Liquidity Adequacy and Assessment Process). However, in accordance with Santander’s model for liquidity management based on autonomous subsidiaries, this adequacy assessment process in fact encompasses separate adequacy assessment processes at the subsidiary level (each of them an Internal Liquidity Adequacy and Assessment Process), which are complemented and overseen by corporate processes, governance and coordination functions.

All these processes, which are forward looking and integrated into the decision-making and management process, risk management and risk appetite, liquidity planning and overall strategy, have the ultimate objective of ensuring that Group’s entities have and will have adequate liquidity resources to meet their obligations under both normal and stressed conditions and over an appropriate set of time horizons, taking into account all material sources of liquidity risk.

Asset encumbrance

It is important to note the Group’s moderate use of assets as security for structural balance-sheet funding sources. Following the guidelines laid down by the European Banking Authority (EBA) in 2014, the concept of asset encumbrance includes both on-balance-sheet assets provided as security in transactions to obtain liquidity and off-balance-sheet assets that have been received and re-used for the same purpose, as well as other assets associated with liabilities for reasons other than funding.

The reporting of the Group information at June 30, 2016 required by the EBA is as follows:

On-balance-sheet encumbered assets

Encumbrance of collateral received

Encumbered assets and collateral received and matching liabilities

On-balance-sheet encumbered assets amounted to €311 billion, around two-thirds of which are loans (mortgage loans, corporate loans, etc.). For their part, off-balance-sheet encumbered assets amounted to €49.2 billion, relating mostly to debt securities received as security in asset purchase transactions and re-used. Taken together, these two categories represent a total of €360.4 billion of encumbered assets, which give rise to €290.9 billion of associated liabilities.

At June 30, 2016, total assets encumbered in funding transactions represented almost 25% of the Group’s expanded balance sheet under EBA standards (total assets plus collateral received: €1,461 billion at June 2016).

Within these encumbered assets, a distinction should be made between the different sources of encumbrance and the role they play in the Group’s funding:

▪

45% of total encumbered assets relate to security provided in medium- and long-term financing transactions (with average maturity of more than one year) to fund the commercial balance-sheet activity. This places the level of “structural” asset encumbrance at 11% of the expanded balance sheet under EBA standards.

▪

The other 55% relate to transactions in the short-term market (with average maturity of less than one year) or to security provided in derivative transactions whose purpose is not to fund the ordinary business activity but rather to ensure efficient short-term liquidity management.

Item 6

Recent Events

Directors and Senior Management

There have been no changes in the Board of Directors of Banco Santander or in the senior management since the filing of our 2015 Form 20-F except for the following:

Since April 26, 2016, the audit committee is chaired by Ms. Belén Romana, while Mr.Juan Miguel Villar-Mir, the previous chairman, remains a member of the committee.

Changes to the Bylaws and to the Rules and Regulations of the Board

On May 25, 2016, after obtaining the Bank of Spain’s authorization, the changes to the Bank’s Bylaws, which had been approved by the ordinary general shareholders metting held on March 18, 2016, were registered in the Mercantile Registry of Cantabria. Our shareholders resolved to amend our Bylaws to conform them to: (i) certain amendments of the Spanish Capital Corporations Law, introduced by Law 15/2015 of July 2 on Voluntary Jurisdiction Law and Law 22/2015 of July 20 on the Audit of Financial Statements; and (ii) the recommendations of the new good governance code of listed companies, approved by resolution of the Board of the Spanish CNMV on February 18, 2015 which replaces the unified good governance code of listed companies of 2006. Additionally certain amendments seek to introduce greater flexibility in the Bylaws regarding the composition of the committees of the board.

For more information on these amendments, please see “Item 10. Additional Information—B. Memorandum and articles of association” in our 2015 Form 20-F.

At the meeting held on June 28, 2016, the board of directors resolved to amend the Rules and Regulations of the Board of Directors to adapt them to the changes to the Bylaws approved by the ordinary general shareholders meeting held on March 18, 2016 and to the developments on corporate governance matters introduced by the new good governance code for listed companies to improve corporate governance practices. The aims of these amendments include the following:

•To incorporate in the Rules and Regulations of the Board the recommendation of the new good governance code for listed companies that independent directors should represent at least 50% of the board, although the Bank has already been complying with this recommendation.

•To adapt the regulation on the audit committee to article 529 quaterdecies of the Spanish Capital Corporations Act, in the wording given by Law 22/2015, of 20 July, on the Auditing of Accounts (in line with the amendments made to the Bylaws).

•To state expressly, in line with the recommendations of the new good governance code for listed companies, that the chairman of the board should report on the most significant aspects of the Bank’s corporate governance at the general meetings.

•To adjust the Bank’s practice to the provisions relating to the convening of meetings of the board and its committees, and the sending of the relevant documentation.

•To allow more flexibility in the membership of board committees, increasing the maximum number of members to nine (in line with the amendments made to the Bylaws).

•To introduce improvements with regard to technical aspects and wording in certain provisions, including:

a)

regulation of the powers of the board and its committees to seek the assistance of experts, stipulating a general provision to all these bodies that they should verify that there are no conflicts of interest that might prejudice the independence of the advice; and

b)	regulation of the obligations of the directors arising from their duty of loyalty, amending the requirement to report holdings in companies that compete with the Bank to the legislation in force.

These amendments to the Rules and Regulations of the Board of Directors were executed in a public deed executed on July 1, 2016, and registered in the Cantabria Mercantile Registry on July 11, 2016.

Both documents are available on the Group’s website (www.santander.com), under the heading “Information for shareholders and investors”.

Acquisitions, Dispositions, Reorganizations and Other Recent Events

•	There were no significant acquisitios or dispositions of ownership interests during the first half of 2016. The most significant transactions pending as of the date of this report are as follows:

Metrovacesa agreement

On June 21, 2016, we reached an agreement with Merlin Properties, Socimi, S.A., together with the other shareholders of Metrovacesa, S.A., for the integration in Merlin group, following the total spin-off of Metrovacesa, S.A., of Metrovacesa, S.A. property rental asset business in Merlin Properties, Socimi, S.A. and Metrovacesa, S.A. residential rental business in Metrovacesa, S.A. current subsidiary, Testa Residencial, S.L.U. The other assets of Metrovacesa, S.A. not integrated in Merlin group as a result of the integration, consisting of a residual group of land assets for development and subsequent lease, will be transferred to a newly created company wholly owned by the current shareholders of Metrovacesa, S.A.

As a result of the integration, Group Santander’s direct ownership interest in the share capital of Merlin Properties, Socimi, S.A. and Testa Residencial, S.L.U. will rise to 21.95% and 46.21%, respectively.

The integration has already been approved by the relevant authorities and the shareholders of Merlin Properties, Socimi, S.A. and Metrovacesa, S.A. at their respective general meetings and its completion is pending finalization of the corporate process, including the term allowed for creditor opposition. This transaction is expected to become effective on the last quarter of 2016.

The impact of the integration transaction, once executed, on Santander Group’s income statement is marginal.

Purchase of shares to DDFS LLC in Santander Consumer USA (SCUSA)

Also, on July 3, 2015, the Group announced that it had reached an agreement to purchase the 9.68% ownership interest held by DDFS LLC in SCUSA. Following this transaction, which is subject to the obtainment of the relevant regulatory authorizations, the Group will have an ownership interest of approximately 68.56% in SCUSA.

•	Other significant events occurred during 2016 were as follows:

SHUSA and SCUSA restatement of financial statements

On September 23, 2016, SHUSA and SCUSA announced that their audited financial statements for the years ended December 31, 2015, 2014 and 2013, and their previously issued unaudited financial statements contained in their Quarterly Reports on Form 10-Q for the quarters ended March 31, 2016, 2015, and 2014, June 30, 2015 and 2014, and September 30, 2015 and 2014, should no longer be relied upon and should be restated due to certain errors identified in these financial statements. These restatements result primarily from the correction of errors in the accounting for retail installment contracts and the related allowance at SCUSA. In connection with detecting these errors, management of SCUSA and SHUSA concluded that there were additional material weaknesses in internal control over financial reporting.

Based on SCUSA management’s preliminary assessment, the expected cumulative impact of the errors is an increase to SCUSA’s total equity of approximately 1%, as of March 31, 2016. SCUSA also believes these restatements will increase its previously reported net income for the fiscal quarter ended March 31, 2016, by approximately $9 million. The impact on total equity and net income varies in each of the prior quarters, in some cases being positive and in others negative.

These errors are immaterial at the consolidated Group level and we do not expect any impact on the Group’s prior period financial statements or a material impact on our evaluation of the Group’s internal control over financial reporting.  Any impact on our results of operations for the remainder of the year in connection with reflecting corrections for the SCUSA errors is expected to be totally immaterial.

Agreement with UniCredit

On April 23, 2015, the Group announced that, together with its partners Warburg Pincus and General Atlantic, it had entered into an agreement of exclusivity and principles with UniCredit, subject to the signing of the final agreement, to merge Santander Asset Management and Pioneer Investments.

The agreement provided for the creation of a new company comprising the local asset managers of Santander Asset Management and Pioneer Investments. The Group would have a 33.3% direct stake in the new company, UniCredit another 33.3%, and Warburg Pincus and General Atlantic would share a 33.3% stake. Pioneer Investments' operations in the United States would not be included in the new company but rather would be owned by UniCredit (50%) and Warburg Pincus and General Atlantic (50%).

On November 11, 2015, the final framework agreement was signed by UniCredit, Santander, Warburg Pincus and General Atlantic for the integration of these businesses in accordance with the aforementioned structure.

In July 2016 the parties terminated the agreement after concluding that this was the most appropriate course of action in view of the regulatory demands for the transaction, which deviated from their original expectations.

Economic environment

On June 23, 2016, the UK held a referendum on the UK’s membership of the European Union (the EU). The result of the referendum’s vote was to leave the EU, which creates a number of uncertainties within the UK, and regarding its relationship with the EU.

Although the result does not entail any immediate changes to our current operations and structure, it has caused volatility in the markets, including depreciation of the pound sterling, and is expected to continue to cause economic uncertainty which could adversely affect our results, financial condition and prospects. The terms and timing of the UK’s exit from the EU are yet to be confirmed and it is not possible to determine the full impact that the referendum, the UK’s exit from the EU and/or any related matters may have on general economic conditions in the UK (including on the performance of the UK housing market and UK banking sector) and, by extension, the impact the exit may have on our results, financial condition and prospects. Further, there is uncertainty as to whether, following exit from the EU, it will be possible for us to continue to provide financial services in the UK on a cross-border basis within other EU member states. The exit from the EU could also lead to legal uncertainty and potentially divergent national laws and regulations across Europe should EU laws be replaced, in whole or in part, by UK laws on the same (or substantially similar) issues. The negotiation of the UK’s exit terms is likely to take a number of years.

The UK political developments described above, along with any further changes in government structure and policies, may lead to further market volatility and changes to the fiscal, monetary and regulatory landscape to which we are subject and could have a negative adverse effect on our financing availability and terms and, more generally, on our results, financial condition and prospects.

Commercial transformation plan

During the three-months period ended June 30, 2016, we arranged the commercial transformation plan and the construction of a simpler Corporate Center that creates more value to the subsidiaries. The measures covered in this plan represented a cost net of taxes of €475 million.

Custody business

On June 19, 2014, the Group announced that it had reached an agreement with FINESP Holdings II B.V., a subsidiary of Warburg Pincus, to sell a 50% stake in Santander’s custody business in Spain, Mexico and Brazil. The remaining 50% will be retained by the Group.

On March 16, 2016, the parties agreed to disregard the original investment structure and continue to work in good faith until June 30, 2016, on an alternative investment structure that would allow the sale by Santander of the 50% stake referred to above.

As of June 30, the parties have not agreed an alternative investment structure to carry out the alliance announced on June 19, 2014.

Visa stake disposal

On June 21, 2016 the Group disposed of its VISA Europe, LTD stake, classified as available for sale, obtaining a gain net of taxes of €227 million.

Contribution to Single Resolution Fund (SRF)

The contribution to SRF has been registered by the Group at June 30, 2016 for a total amount net of taxes of €120 million; in 2015 the contribution was registered during the last quarter of the year.

Results of stress test

With respect to the stress test exercise carried out by the European Banking Authority (EBA) and the European Central Bank (ECB) which was applied to all countries where the Group operates and which covers a three-year period (2016 – 2018) with two scenarios (baseline and adverse), on July 29, 2016 we announced that the results were as follows:

•

Under the adverse scenario, our fully loaded CET1 ratio as of December 31, 2018 decreases 1.99 percentage points, to 8.2%, from the starting point of 10.2% as of December 31, 2015. In this adverse scenario, CET1 ratio subject to Basel III transitional arrangements (phase-in) is 8.7% as of December 31, 2018, which implies a decrease of 4.02 percentage points from the starting 12.7%, due to the progressive coming into force of Basel III transitional deductions (2.03 percentage points).

•	Under the baseline scenario, our fully loaded CET1 ratio increases 2.99 percentage points, to 13.2%. With phase-in criteria, CET1 ratio increases 0.53 percentage points.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The following table shows the repurchases of shares made by the Bank or any of its affiliates during the first six months of 2016:

			(c) Total number of shares (or	(d) Maximum number (or
	(a) Total number of	(b) Average price	units) purchased as part of	approximate dollar value) of shares
	shares -or units	paid per share (or	publicly announced plans or	(or units) that may yet be purchased
2016	purchased	unit) in euros	programs	under the plans or programs
January	22,038,696	4.06	―	―
February	48,661,408	3.59	―	―
March	33,983,965	4.31	―	―
April	22,253,466	4.27	―	―
May	31,699,939	4.14	―	―
June	32,743,860	3.74	―	―
Total	191,381,334

During the first six months of 2016, all purchases and sales of equity securities were made in open-market transactions.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 6-K and that it has duly caused and authorized the undersigned to sign this report on its behalf.

BANCO SANTANDER, S.A.

By:	/s/ José G. Cantera
Name:	José G. Cantera
Title:	Chief Financial Officer

Date: September 26, 2016

INDEX TO FINANCIAL STATEMENTS

(a)Index to Financial Statements

SANTANDER GROUP

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS AS AT JUNE 30, 2016 AND DECEMBER 31, 2015

(Millions of euros)

ASSETS	Note	06-30-2016	12-31-2015

CASH, CASH BALANCES AT CENTRAL BANKS AND OTHERS DEPOSITS ON DEMAND		65,368	77,751

FINANCIAL ASSETS HELD FOR TRADING	5	157,497	146,346
Memorandum items: lent or delivered as guarantee with disposal or pledge rights		32,081	34,026

FINANCIAL ASSETS DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS	5	42,846	45,043
Memorandum items: lent or delivered as guarantee with disposal or pledge rights		-	-

FINANCIAL ASSETS AVAILABLE-FOR-SALE	5	116,385	122,036
Memorandum items: lent or delivered as guarantee with disposal or pledge rights		27,124	26,742

LOANS AND RECEIVABLES	5	842,878	836,156
Memorandum items: lent or delivered as guarantee with disposal or pledge rights		2,349	1,697

INVESTMENTS HELD-TO-MATURITY	5	4,820	4,355
Memorandum items: lent or delivered as guarantee with disposal or pledge rights		524	-

HEDGING DERIVATES		11,045	7,727

CHANGES IN THE FAIR VALUE OF HEDGED ITEMS IN PORTFOLIO HEDGES OF
INTEREST RATE RISK		1,993	1,379

INVESTMENTS		3,411	3,251
Associated companies		1,650	1,592
Controlled entities		1,761	1,659

REINSURANCE ASSETS		326	331

TANGIBLE ASSETS	7	26,314	25,320
Property, plant and equipment		19,951	19,335
For own-use		7,681	7,949
Leased out under an operating lease		12,270	11,386
Investment property		6,363	5,985
Of which Leased out under an operating lease		5,153	4,777
Memorandum ítems:acquired in financial lease		109	195

INTANGIBLE ASSETS	8	29,146	29,430
Goodwill		26,541	26,960
Other intangible assets		2,605	2,470

TAX ASSETS		26,091	27,814
Current tax assets		4,621	5,769
Deferred tax assets		21,470	22,045

OTHER ASSETS		8,945	7,675
Insurance contracts linked to pensions		279	299
Inventories		1,139	1,013
Other		7,527	6,363

NON-CURRENT ASSETS HELD FOR SALE	6	5,841	5,646

TOTAL ASSETS		1,342,906	1,340,260

The accompanying explanatory Notes 1 to 17 are an integral part of the condensed consolidated balance sheet as at June 30, 2016.

SANTANDER GROUP

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS AS AT JUNE 30, 2016 AND DECEMBER 31, 2015

(Millions of euros)

LIABILITIES	Note	06-30-2016	12-31-2015

FINANCIAL LIABILITIES HELD FOR TRADING	9	118,582	105,218

FINANCIAL LIABILITIES DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS	9	48,548	54,768
Memorandum ítems:subordinated liabilities		-	-

FINANCIAL LIABILITIES AT AMORTIZED COST	9	1,031,650	1,039,343
Memorandum ítems:subordinated liabilities		22,720	21,153

HEDGING DERIVATES		9,365	8,937

CHANGES IN THE FAIR VALUE OF HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK		636	174

LIABILITIES UNDER INSURANCE CONTRACT		644	627

PROVISIONS		15,174	14,494
Pensions and other post-retirement obligations	10	6,784	6,356
Other long term employee benefits	10	2,049	1,916
Taxes and other legal contingencies	10	2,885	2,577
Contingent liabilities and commitments		616	618
Other provisions	10	2,840	3,027

TAX LIABILITIES		8,118	7,725
Current tax liabilities		2,560	2,160
Deferred tax liabilities		5,558	5,565

OTHER LIABILITIES		9,843	10,221

LIABILITIES ASSOCIATED WITH NON-CURRENT ASSETS HELD FOR SALE		-	-

TOTAL LIABILITIES		1,242,560	1,241,507

SHAREHOLDERS´ EQUITY	11	103,637	102,402

CAPITAL		7,217	7,217
Called up unpaid capital		7,217	7,217
Unpaid capital which has been called up		-	-
Memorandum items: uncalled up capital		-	-
SHARE PREMIUM		45,001	45,001
EQUITY INSTRUMENTS ISSUED OTHER THAN CAPITAL		-	-
Equity component of compound financial instruments		-	-
Other equity instruments		-	-
OTHER EQUITY		239	214
ACCUMULATED RETAINED		49,960	46,429
REVALUATION RESERVES		-	-
OTHER RESERVES		(707)	(669)
(-) OWN SHARES		(190)	(210)
PROFIT ATTRIBUTABLE TO SHAREHOLDERS OF THE PARENT		2,911	5,966
(-) INTERIM DIVIDENS	3	(794)	(1,546)

OTHER ACCUMULATED RESULTS		(15,027)	(14,362)

ITEMS NOT RECLASSIFIED TO PROFIT OR LOSS		(3,665)	(3,166)
Actuarial gains or (-) losses on defined benefit pension plans	11	(3,664)	(3,165)
Non-current assets classified as held for sale		-	-
Other recognized income and expense of investments in subsidiaries, joint ventures and associates		(1)	(1)
Other valuation adjustments		-	-

ITEMS THAT MAY BE RECLASSIFIED TO PROFIT OR LOSS		(11,362)	(11,196)
Hedge of net investments in foreign operations (Effective portion)	11	(3,995)	(3,597)
Exchange differences	11	(9,217)	(8,383)
Hedging derivatives. Cash flow hedges (Effective portion)		836	171
Available-for-sale financial assets	11	1,196	844
Debt instruments		718	98
Equity instruments		478	746
Non-current assets classified as held for sale		-	-
Other recognized income and expense of investments in subsidiaries, joint ventures and associates		(182)	(231)

NON-CONTROLLING INTEREST		11,736	10,713
Other accumulated results		(1,029)	(1,227)
Others items		12,765	11,940

EQUITY		100,346	98,753
TOTAL EQUITY AND LIABILITIES		1,342,906	1,340,260
MEMORANDUM ITEMS	14
CONTINGENT LIABILITIES		42,316	39,834
CONTINGENT COMMITMENTS		225,526	221,738

The accompanying explanatory Notes 1 to 17 are an integral part of the condensed consolidated balance sheet as at June 30, 2016.

SANTANDER GROUP

UNAUDITED CONDENSED CONSOLIDATED INCOME STATEMENTS

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2016 AND 2015

		(Debit) Credit
	Note	01-01-2016 to 06-30-2016	01-01-2015 to 06-30-2015
Interest income		27,032	29,182
Interest expense		(11,838)	(12,240)
Interest income/ (charges)		15,194	16,942
Dividend income		253	273
Income from companies accounted for using the equity method		195	200
Commission income		6,275	6,606
Commission expense		(1,329)	(1,495)
Gains or losses on financial assets and liabilities not measured at fair value through profit or loss, net		734	757
Gains or losses on financial assets and liabilities held for trading, net		753	(1,005)
Gains or losses on financial assets and liabilities measured at fair value through profit or loss, net		422	(12)
Gains or losses from hedge accounting, net		14	(38)
Exchange differences, net		(672)	1,333
Other operating income		1,150	1,418
Other operating expenses		(1,160)	(1,370)
Income from assets under insurance and reinsurance contracts		1,024	426
Expenses from liabilities under insurance and reinsurance contracts		(988)	(383)
Total income		21,865	23,652
Administrative expenses		(9,204)	(9,611)
Personnel expenses		(5,395)	(5,591)
Other general administrative expenses		(3,809)	(4,020)
Depreciation and amortization		(1,181)	(1,195)
Provisions, net		(1,570)	(1,560)
Impairment or reversal of impairment at financial assets measured at fair value through profit or loss, net	5	(4,647)	(5,295)
Financial assets measured at cost		(2)	(19)
Financial assets available-for-sale		-	(96)
Loans and receivables		(4,645)	(5,180)
Held-to-maturity investments		-	-
Impairment of investments in subsidiaries, joint ventures and associates, net		(8)	-
Impairment on non-financial assets, net		(30)	(287)
Tangible assets		(18)	(59)
Intangible assets		-	(17)
Others		(12)	(211)
Gains or losses on non financial assets and investments, net		27	193
Gains or losses on non-current assets held for sale not classified as discontinued operations	6	(40)	(56)
Operating profit/ loss before tax		5,212	5,841
Tax expense or income from continuing operations		(1,642)	(765)
Profit for the period from continuing operations		3,570	5,076
Profit or loss after tax from discontinued operations		-	-
Profit for the period		3,570	5,076
Profit attributable to non-controlling interests		659	815
Profit attributable to the parent		2,911	4,261
Earnings per share:	3
Basic		0.19	0.30
Diluted		0.19	0.30

(Millions of euros)

The accompanying explanatory Notes 1 to 17 are an integral part of the condensed consolidated income statement for the six-month period ended June 30, 2016.

SANTANDER GROUP

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF RECOGNIZED INCOME AND EXPENSE

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2016 AND 2015
(Millions of euros)

	Note	01-01-2016 to 06-30-2016	01-01-2015 to 06-30-2015

CONSOLIDATED PROFIT FOR THE PERIOD		3,570	5,076

OTHER RECOGNIZED INCOME AND EXPENSE		(467)	459
Items that will not be reclassified to profit or loss		(509)	(168)
Actuarial gains and losses on defined benefit pension plans	11	(729)	(188)
Non-current assets held for sale		-	-
Other valuation adjustments		-	-
Income tax relating to items that will not be reclassified to profit or loss		220	20
Items that may be reclassified to profit or loss		42	627
Hedges of net investments in foreign operations (Effective portion)	11	(399)	(1,114)
Revaluation gains (losses)		(400)	(1,114)
Amounts transferred to income statement		1	-
Other reclassifications		-	-
Exchanges differences	11	(678)	2,818
Revaluation gains ( losses)		(672)	2,818
Amounts transferred to income statement		(6)	-
Other reclassifications		-	-
Cash flow hedges (Effective portion)		867	(173)
Revaluation gains or (losses)		5,069	192
Amounts transferred to income statement		(4,202)	(365)
Transferred to initial carrying amount of hedged items		-	-
Other reclassifications		-	-
Available-for-sale financial assets	11	883	(1,273)
Revaluation gains or ( losses)		1,631	(797)
Amounts transferred to income statement		(748)	(476)
Other reclassifications		-	-
Non-current assets held for sale		-	-
Revaluation gains (losses)		-	-
Amounts transferred to income statement		-	-
Other reclassifications		-	-
Share of other recognized income and expense of Investments		49	(42)
Income tax relating to items that may be reclassified to profit or loss		(680)	411
Total recognized income and expenses		3,103	5,535
Attributable to non-controlling interests		857	823
Attributable to the parent		2,246	4,712

The accompanying explanatory Notes 1 to 17 are an integral part of the condensed consolidated statement of recognized income and expense for the six-month period ended June 30, 2016.

SANTANDER GROUP

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2016 AND 2015
(Millions of euros)

	Capital	Share premium	Other instruments (not capital)	Other equity instruments	Accumulated profits	Revaluation reserves	Other reserves	(-) Own Equity instruments	Parent result for the period	(-) Dividends	Other comprehensive income accumulated	Non-Controlling interest		Total
												Other comprehensive income accumulated	Others elements
Balance as at 12/31/15	7,217	45,001	-	214	46,429	-	(669)	(210)	5,966	(1,546)	(14,362)	(1,227)	11,940	98,753
Adjustments due to errors	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Adjustments due to changes in accounting policies	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Adjusted balance as at 12/31/15	7,217	45,001	-	214	46,429	-	(669)	(210)	5,966	(1,546)	(14,362)	(1,227)	11,940	98,753
Total recognized income and expense	-	-	-	-	-	-	-	-	2,911	-	(665)	198	659	3,103
Other changes in equity	-	-	-	25	3,531	-	(38)	20	(5,966)	752	-	-	166	(1,510)
Issuance of ordinary shares	-	-	-	-	-	-	-	-	-	-	-	-	532	532
Issuance of preferred shares	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Issuance of other financial instruments	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Maturity of other financial instruments	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Conversion of financial liabilities into equity	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Capital reduction	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Dividends	-	-	-	-	(722)	-	-	-	-	(794)	-	-	(420)	(1,936)
Purchase of equity instruments	-	-	-	-	-	-	-	(760)	-	-	-	-	-	(760)
Disposal of equity instruments	-	-	-	-	-	-	(11)	780	-	-	-	-	-	769
Transfer from equity to liabilities	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Transfer from liabilities to equity	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Transfers between equity items	-	-	-	-	4,253	-	167	-	(5,966)	1,546	-	-	-	-
Increases (decreases) due to business combinations	-	-	-	-	-	-	-	-	-	-	-	-	149	149
Share-based payment	-	-	-	(55)	-	-	-	-	-	-	-	-	-	(55)
Others increases or (-) decreases of the equity	-	-	-	80	-	-	(194)	-	-	-	-	-	(95)	(209)
Balance at 06/30/16	7,217	45,001	-	239	49,960	-	(707)	(190)	2,911	(794)	(15,027)	(1,029)	12,765	100,346

The accompanying explanatory Notes 1 to 17 are an integral part of the condensed consolidated statement of changes in total equity for the six-month period ended June 30, 2016.

SANTANDER GROUP

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2016 AND 2015
(Millions of euros)

	Capital	Share premium	Other instruments (not capital)	Other equity instruments	Accumulated profits	Revaluation reserves	Other reserves	(-) Own Equity instruments	Parent result for the period	(-) Dividends	Other comprehensive income accumulated	Non-Controlling interest		Total
												Other comprehensive income accumulated	Others elements
Balance as at 12/31/14	6,292	38,611	-	265	41,860	-	(700)	(10)	5,816	(471)	(10,858)	(655)	9,564	89,714
Adjustments due to errors	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Adjustments due to changes in accounting policies	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Adjusted balance as at 12/31/14	6,292	38,611	-	265	41,860	-	(700)	(10)	5,816	(471)	(10,858)	(655)	9,564	89,714
Total recognized income and expense	-	-	-	-	-	-	-	-	4,261	-	451	8	815	5,535
Other changes in equity	866	6,461	-	43	4,551	-	213	(93)	(5,816)	(245)	-	-	723	6,703
Issuance of ordinary shares	866	6,461	-	-	-	-	113	-	-	-	-	-	319	7,759
Issuance of preferred shares	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Issuance of other financial instruments	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Maturity of other financial instruments	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Conversion of financial liabilities into equity	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Capital reduction	-	-	-	-		-	-	-	-	-	-	-	-	-
Dividends	-	-	-	-	(673)	-	-	-	-	(716)	-	-	(224)	(1,613)
Purchase of equity instruments	-	-	-	-	-	-	-	(634)	-	-	-	-	-	(634)
Disposal of equity instruments	-	-	-	-	-	-	21	541	-	-	-	-	-	562
Transfer from equity to liabilities	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Transfer from liabilities to equity	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Transfers between equity items	-	-	-	-	5,224	-	121	-	(5,816)	471	-	-	-	-
Increases (decreases) due to business combinations	-	-	-	-	-	-	-	-	-	-	-	-	594	594
Share-based payment	-	-	-	(72)	-	-	-	-	-	-	-	-	-	(72)
Others increases or (-) decreases of the equity	-	-	-	115	-	-	(42)	-	-	-	-	-	34	107
Balance at 06/30/2015	7,158	45,072	-	308	46,411	-	(487)	(103)	4,261	(716)	(10,407)	(647)	11,102	101,952

The accompanying explanatory Notes 1 to 17 are an integral part of the condensed consolidated statement of changes in total equity for the six-month period ended June 30, 2016.

SANTANDER GROUP

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2016 AND 2015
(Millions of euros)

	Note	06-30-2016	06-30-2015

A. CASH FLOWS FROM OPERATING ACTIVITIES		(6,301)	(10,388)
Consolidated Profit for the period		3,570	5,076
Adjustments made to obtain the cash flows from operating activities		9,649	8,949
Depreciation and amortization charge		1,181	1,195
Other adjustments		8,468	7,754
Net increase/(decrease) in operating assets:		38,536	42,969
Financial assets held-for-trading		15,836	5,969
Financial assets at fair value through profit or loss		(1,620)	(5,613)
Available-for-sale financial assets		(7,184)	14,845
Loans and receivables		31,427	29,228
Other operating assets		77	(1,460)
Net increase/(decrease) in operating liabilities:		19,593	19,311
Liabilities held-for-trading financial		17,250	2,656
Financial liabilities at fair value through profit or loss		(5,442)	(7,058)
Financial liabilities at amortized cost		10,750	24,286
Other operating liabilities		(2,965)	(573)
Income tax recovered/(paid)		(577)	(755)
B. CASH FLOWS FROM INVESTING ACTIVITIES		(2,519)	(2,279)
Payments:		4,529	5,041
Tangible assets	7	3,556	3,688
Intangible assets		814	351
Investments		5	43
Subsidiaries and other business units		154	959
Non-current assets held for sale and associated liabilities		-	-
Held-to-maturity investments		-	-
Other proceeds related to investing activities		-	-
Proceeds:		2,010	2,762
Tangible assets	7	1,354	1,827
Intangible assets		-	1
Investments		118	66
Subsidiaries and other business units		80	497
Non-current assets held for sale and associated liabilities	6	455	371
Held-to-maturity investments		3	-
Other payments related to investing activities		-	-
C. CASH FLOW FROM FINANCING ACTIVITIES		(787)	9,338
Payments:		3,087	1,793
Dividends	3	1,444	673
Subordinated liabilities		408	481
Redemption of own equity instruments		-	-
Acquisition of own equity instruments		760	634
Other payments related to financing activities		475	5
Proceeds:		2,300	11,131
Subordinated liabilities		1,541	3,061
Issuance of own equity instruments	11	-	7,500
Disposal of own equity instruments		759	570
Other proceeds related to financing activities		-	-
D. EFFECT OF FOREIGN EXCHANGE RATE CHANGES		(2,776)	2,443
E. NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS		(12,383)	(886)
F. CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD		77,751	69,853
G. CASH AND CASH EQUIVALENTS AT END OF PERIOD		65,368	68,967

COMPONENTS OF CASH AND CASH EQUIVALENTS AT END OF PERIOD
Cash		6,656	6,173
Cash equivalents at central banks		45,907	47,524
Other financial assets		12,805	15,270
Less - Bank overdrafts refundable on demand		-	-
TOTAL CASH AND CASH EQUIVALENTS AT END OF PERIOD		65,368	68,967
In which: restricted cash		-	-

The accompanying explanatory Notes 1 to 17 are an integral part of the condensed consolidated statement of cash flows for the six-month period ended June 30, 2016

Banco Santander, S.A. and Companies composing Santander Group

Explanatory notes to the interim condensed consolidated financial statements for the six-month period ended June 30, 2016

1.Introduction, basis of presentation of the interim condensed consolidated financial statements and other information

a. Introduction

Banco Santander, S.A. (“the Bank” or “Banco Santander”) is a private-law entity subject to the rules and regulations applicable to banks operating in Spain. The Bylaws and other public information on the Bank can be consulted in the Bank (www.santander.com) and at its registered office at Paseo de Pereda 9-12, Santander.

In addition to the operations carried on directly by it, the Bank is the head of a group of subsidiaries that engage in various business activities and which compose, together with it, Santander Group (“the Group” or “Santander Group”).

b. Basis of presentation of the interim financial statements

Under Regulation (EC) no. 1606/2002 of the European Parliament and of the Council of July 19, 2002, all companies governed by the law of an EU Member State and whose securities are admitted to trading on a regulated market of any Member State must prepare their consolidated financial statements for the years beginning on or after January 01, 2005 in accordance with the International Financial Reporting Standards (“IFRSs”) previously adopted by the European Union (“EU-IFRSs”). In order to adapt the accounting system of Spanish credit institutions to the new standards, the Bank of Spain issued Circular 4/2004, of December 22, on Public and Confidential Financial Reporting Rules and Formats.

The Group’s consolidated financial statements for 2015 were prepared by the Bank's directors (at the board of directors meeting on February 12, 2016) in accordance with International Financial Reporting Standards as adopted by the European Union, taking into account Bank of Spain Circular 4/2004, and with the International Financial Reporting Standards adopted by the International Accounting Standards Board (IASB-IFRSs) and in compliance with IFRS as issued by the International Accounting Standards Board (“IFRS-IASB” and together with IFRS adopted by the European Union, “IFRS”), using the basis of consolidation, accounting policies and measurement bases described in Note 2 to the aforementioned consolidated financial statements and, accordingly, they presented fairly the Group’s consolidated equity and consolidated financial position at December 31, 2015 and the consolidated results of its operations, the consolidated recognized income and expense, the changes in consolidated equity and the consolidated cash flows in 2015.

These interim financial statements were prepared and are presented in accordance with IAS 34, Interim Financial Reporting, for the preparation of interim condensed financial statements, in conformity with Article 12 of Royal Decree 1362/2007, and taking into account the requirements of Circular 5/2015, of October 28, of the Spanish National Securities Market Commission (“CNMV”), which modified Circular 1/2008. The aforementioned interim financial statements will be included in the half-yearly financial report for 2016 to be presented by the Group in accordance with the aforementioned CNMV Circular 1/2008, modified by Circular 5/2015.

In accordance with IAS 34, the interim financial report is intended only to provide an update on the content of the latest annual consolidated financial statements authorized for issue, focusing on new activities, events and circumstances occurring during the second quarter, and does not duplicate information previously reported in the latest approved annual consolidated financial statements. Consequently, these interim financial statements do not include all the information that would be required for a complete set of consolidated financial statements prepared in accordance with IFRSs and, accordingly, for a proper comprehension of the information included in these interim financial statements, they should be read together with the Group’s consolidated financial statements for the year ended December 31, 2015.

The accounting policies and methods used in preparing these interim financial statements are the same as those applied in the consolidated financial statements for 2016, taking into account the standards and interpretations that came into effect in the first half of 2016. In connection to this it should be noted that the following standards came into effect for the Group in the first half of 2016:

-

Amendments to IAS 1 - Disclosure Initiative (obligatory for annual reporting periods beginning on or after January 01, 2016, early application permitted) - the main objective of these amendments is to improve financial statement presentation and disclosures. To this end, the amendments introduce certain qualifications relating to materiality, aggregation and disaggregation of items and the structure of the notes.

-

Amendments to IAS 16 and IAS 38 - Clarification of Acceptable Methods of Depreciation and Amortization (obligatory for annual reporting periods beginning on or after January 01, 2016, early application permitted) - these amendments clarify that when an item of property, plant and equipment or an intangible asset is accounted for using the revaluation model, the total gross carrying amount of the asset is adjusted in a manner that is consistent with the revaluation of the carrying amount of the asset, so that the accumulated depreciation or amortization is equal to the difference between the gross carrying amount and the carrying  amount of the asset after revaluation (after taking into account any impairment losses).

-

Amendments to IASs 16 and 41 - Bearer Plants (obligatory for annual reporting periods beginning on or after January 01, 2016, early application permitted) - under these amendments, plants of this nature are now within the scope of IAS 16 and must be accounted for in the same way as property, plant and equipment rather than at their fair value.

-

Amendments to IAS 27 - Equity Method in Separate Financial Statements (obligatory for annual reporting periods beginning on or after January 01, 2016, early application permitted) - these amendments permit the use of the equity method as an option in the separate financial statements of an entity for accounting for investments in subsidiaries, joint ventures and associates.

-

Amendments to IFRS 11 Accounting for Acquisitions of Interests in Joint Operations (obligatory for annual reporting periods beginning on or after January 01, 2016, early application permitted) – these amendments specify how to account for the acquisition of an interest in a joint operation in which the activity of the joint operation constitutes a business.

-

Improvements to IFRSs, 2012-2014 cycle (obligatory for reporting periods beginning on or after January 01, 2016, early application permitted) - these improvements introduce minor amendments to IFRS 5, IFRS 7, IAS 19 and IAS 34.

The application of the aforementioned accounting standards did not have any material effects on the Group’s interim financial statements.

c. Use of estimates

The consolidated results and the determination of consolidated equity are sensitive to the accounting policies, measurement bases and estimates used by the directors of the Bank in preparing the interim financial statements. The main accounting policies and measurement bases are set forth in Note 2 to the consolidated financial statements for 2015.

In the interim financial statements estimates were occasionally made by the senior management of the Bank and of the consolidated entities in order to quantify certain of the assets, liabilities, income, expenses and obligations reported herein. These estimates, which were made on the basis of the best information available, relate basically to the following:

1.

The income tax expense, which, in accordance with IAS 34, is recognized in interim periods based on the best estimate of the weighted average tax rate expected by the Group for the full financial year;

2.

The impairment losses on certain assets – available-for-sale financial assets, loans and receivables, non-current assets held for sale, investments in subsidiaries, joint ventures and associates, tangible assets and intangible assets;

3.	The assumptions used in the calculation of the post-employment benefit liabilities and commitments and other obligations;

4.	The useful life of the tangible and intangible assets;
5.	The measurement of goodwill arising on consolidation;
6.	The calculation of provisions and the consideration of contingent liabilities;
7.	The fair value of certain unquoted assets and liabilities; and
8.	The recoverability of deferred tax assets.

In the six-month period ended June 30, 2016 there were no significant changes in the estimates made at the 2015 year-end other than those indicated in these interim financial statements.

d. Contingent assets and liabilities

Note 2.o to the Group's consolidated financial statements for the year ended December 31, 2015 includes information on the contingent assets and liabilities at that date. There were no significant changes in the Group’s contingent assets and liabilities from December 31, 2015 to the date of formal preparation of these interim financial statements.

e. Comparative information

On November 19, 2015 the CNMV released Circular 5/2015 of October 28, which modified the previously issued Circular 1/2008 from January 30, 2008 regarding the periodic information issued by securities trading companies. The Circular has modified the breakdown and presentation of certain financial statements, although the changes are not significant and are in compliance with IAS 34. The corresponding 2015 financial information has been re-elaborated under this new criteria to be comparable.

In order to interpret the changes in the balances with respect to December 31, 2015, it is necessary to take into consideration the exchange rate effect arising from the volume of foreign currency balances held by the Group in view of its geographic diversity (see Note 51.b to the consolidated financial statements for the annual year ended December 31, 2015) and the impact of the appreciation/depreciation of the various currencies against the euro in the first six months of 2016, considering the exchange rates at the end of the first half of 2016: Mexican peso (-8.34%), US dollar (-1.94%), Brazilian real (+20.11%), pound sterling (-11.20%), Chilean peso (+5.02%) and Polish zloty (-3.88%).

f. Seasonality of the Group’s transactions

The business activities carried on by the Group entities, their transactions are not cyclical or seasonal in nature. Therefore, no specific disclosures are included in these explanatory notes to the condensed consolidated financial statements for the six-month period ended June 30, 2016.

g. Materiality

In determining the note disclosures to be made on the various items in the financial statements or other matters, the Group, in accordance with IAS 34, took into account their materiality in relation to the financial statements for the six month period ended June 30, 2016.

h. Events after the reporting period

From July 1, 2016 to September 26, 2016, date on which the financial statements for the first half of 2016 were authorized for issue, the following significant event occurred at Santander Group:

•

Banco Santander, S.A. has agreed with UniCredit S.p.A. and its partners in Santander Asset Management - Warburg Pincus and General Atlantic - to terminate its agreement of November 11, 2015 for the business combination of Pioneer Investments and Santander Asset Management.

The parties have concluded that termination was the most appropriate course of action in view of the regulatory demands for the transaction, which deviated from the parties’ original expectations.

i. Condensed consolidated statements of cash flows

The following terms are used in the condensed consolidated statements of cash flows with the meanings specified:

-	Cash flows: inflows and outflows of cash and cash equivalents, which are short-term, highly liquid investments that are subject to an insignificant risk of changes in value.

The Group classifies as cash and cash equivalents the balances recognized under Cash, cash and balances with central banks and other deposits on demand in the condensed consolidated balance sheet.

-	Operating activities: the principal revenue-producing activities of credit institutions and other activities that are not investing or financing activities.
-	Investing activities: the acquisition and disposal of long-term assets and other investments not included in cash and cash equivalents.
-	Financing activities: activities that result in changes in the size and composition of the equity and liabilities that are not operating activities.

j. Other information

Economic environment

The Group does not anticipate that the recent events, like the political and economic crisis in Brazil and the United Kingdom exit referendum from the European Union, will have a material impact on the Group accounts in 2016.

Commercial transformation plan

During the three-months period ending June 30, 2016, it has been arranged the commercial transformation plan and the construction of a more simple Corporate Center that creates more value to the subsidiaries. The measures covered in this plan have represented a cost net of taxes of EUR 475 million.

Visa stake disposal

On June 21, 2016 the Group has disposed its VISA Europe, LTD stake, classified as available for sale, obtaining a gain net of taxes of EUR 227 million.

Contribution to Single Resolution Fund (SRF)

The contribution to SRF has been registered by the Group at June 30, 2016 for a total amount net of taxes of EUR 120 million; in 2015 the contribution was registered during the last quarter of the year.

2.Santander Group

Appendices I, II and III to the consolidated financial statements for the year ended December 31, 2015 provide relevant information on the Group companies at that date and on the equity-accounted companies.

Also, Note 3 to the aforementioned consolidated financial statements includes a description of the most significant acquisitions and disposals of companies performed by the Group in 2015, 2014 and 2013.

There were no significant acquisition/disposals of ownership interests. The most significant transactions pending at June 30, 2016 are as follows:

Metrovacesa agreement

On June 21, Banco Santander reached an agreement with Merlin Properties, Socimi, S.A., together with the other shareholders of Metrovacesa, S.A., for the integration in Merlin group, following the total spin-off of Metrovacesa, S.A., of Metrovacesa, S.A. property rental asset business in Merlin Properties, Socimi, S.A. and Metrovacesa, S.A.

residential rental business in Metrovacesa, S.A. current subsidiary, Testa Residencial, S.L.U. The other assets of Metrovacesa, S.A. not integrated in Merlin group as a result of the integration, consisting of a residual group of land assets for development and subsequent lease, will be transferred to a newly created company wholly owned by the current shareholders of Metrovacesa, S.A.

As a result of the integration, Group Santander’s direct ownership interest in the share capital of Merlin Properties, Socimi, S.A. and Testa Residencial, S.L.U. will rise to 21.95% and 46.21%, respectively.

The integration has already been approved by the relevant authorities and the shareholders of Merlin Properties, Socimi, S.A. and Metrovacesa, S.A. at their respective general meetings and its completion is pending finalization of the corporate process, including the term allowed for creditor opposition. This transaction is expected to become effective on the last quarter of 2016.

The impact of the integration transaction, once executed, on Santander Group’s income statement is marginal.

Other transactions

Custody business

On June 19, 2014, the Group announced that it had reached an agreement with FINESP Holdings II B.V., a subsidiary of Warburg Pincus, to sell a 50% stake in Santander’s custody business in Spain, Mexico and Brazil. The remaining 50% will be retained by the Group.

On March 16, 2016, the parties agreed to disregard the original investment structure and continue to work in good faith until June 30, 2016, on an alternative investment structure that would allow the sale by Santander of the 50% stake referred to above.

As of June 30, the parties have not agreed an alternative investment structure to carry out the alliance announced on June 19, 2014.

Agreement with UniCredit

On April 23, 2015, the Group announced that, together with its partners Warburg Pincus and General Atlantic, it had entered into an agreement of exclusivity and principles with UniCredit, subject to the signing of the final agreement, to merge Santander Asset Management and Pioneer Investments.

The agreement provides for the creation of a new company comprising the local asset managers of Santander Asset Management and Pioneer Investments. The Group will have a 33.3% direct stake in the new company, UniCredit another 33.3%, and Warburg Pincus and General Atlantic will share a 33.3% stake. Pioneer Investments' operations in the United States will not be included in the new company but rather will be owned by UniCredit (50%) and Warburg Pincus and General Atlantic (50%).

On November 11, 2015, the final framework agreement was signed by UniCredit, Santander, Warburg Pincus and General Atlantic for the integration of these businesses in accordance with the aforementioned structure.

In July 2016 the parties terminated the agreement after concluding that this was the most appropriate course of action in view of the regulatory demands for the transaction, which deviated from their original expectations.

Purchase of shares to DDFS LLC in Santander Consumer USA (SCUSA)

Also, on July 3, 2015, the Group announced that it had reached an agreement to purchase the 9.68% ownership interest held by DDFS LLC in SCUSA. Following this transaction, which is subject to the obtainment of the relevant regulatory authorizations, the Group will have an ownership interest of approximately 68.56% in SCUSA.

3.Shareholder remuneration system and earnings per share

a. Shareholder remuneration system

The cash remuneration paid by the Bank to its shareholders in the first six months of 2016 and 2015 was as follows:

	First half of 2016			First half of 2015
	% of par value	Euros per share	Amount (Millions of euros)	% of par value	Euros per share	Amount (Millions of euros)
Dividend paid out of profit	10.00%	0.0500	722	4.74%	0.0237	328
Dividend paid with a charge to reserves or share premium	10.00%	0.0500	722	4.90%	0.0245	345
Dividend in kind	-	-	-	-	-	-
Total remuneration paid	20.00%	0.1000	1,444	9.64%	0.0482	673

On June 28, 2016 Banco Santander S.A. announced they will remunerate the first dividend paid out of profit of 2016 on August 1, amounting to EUR 0.055 per share, which total amount grows to EUR 794 million.

b. Earnings per share from continuing and discontinued operations

i. Basic earnings per share

Basic earnings per share for the period are calculated by dividing the net profit attributable to the Group for the six-month period (adjusted by the after-tax amount relating to the remuneration of contingently convertible preference shares recognized in equity) by the weighted average number of ordinary shares outstanding during the period, excluding the average number of treasury shares held in the period.

Accordingly:

	06/30/16	06/30/15
Profit attributable to the Parent (millions of euros)	2,911	4,261
Remuneration of contingently convertible preference shares (millions of euros)	(167)	(137)
	2,744	4,124
Of which:
Profit or Loss from discontinued operations (non controlling interest net) (millions of euros)	-	-
Profit or Loss from continuing operations (PPC net) (millions of euros)	2,744	4,124
Weighted average number of shares outstanding	14,394,766,009	13,934,351,821
Basic earnings per share (euros)	0.19	0.30
Of which: from discontinued operations (euros)	-	-
from continuing operations (euros)	0.19	0.30

ii. Diluted earnings per share

Diluted earnings per share for the period are calculated by dividing the net profit attributable to the Group for the six-month period (adjusted by the after-tax amount relating to the remuneration of contingently convertible preference shares recognized in equity) by the weighted average number of ordinary shares outstanding during the period, excluding the average number of treasury shares and adjusted for all the dilutive effects inherent to potential ordinary shares (share options, warrants and convertible debt instruments).

Accordingly, diluted earnings per share were determined as follows:

	06/30/16	06/30/15

Profit attributable to the Parent (millions of euros)	2,911	4,261
Remuneration of contingently convertible preference shares (millions of euros)	(167)	(137)
Dilutive effect of changes in profit for the period arising from potential conversion of ordinary shares	-	-
	2,744	4,124
Of which:
Profit or Loss from discontinued operations (non controlling interest net) (millions of euros)	-	-
Profit or Loss from continuing operations (PPC net) (millions of euros)	2,744	4,124

Weighted average number of shares outstanding	14,394,766,009	13,934,351,821
Dilutive effect of:
Options/ receipt of shares	43,773,688	25,120,623
Adjusted number of shares	14,438,539,697	13,959,472,444
Diluted earnings per share (euros)	0.19	0.30
Of which: from discontinued operations (euros)	-	-
from continuing operations (euros)	0.19	0.30

4.Remuneration and other benefits paid to the Bank's directors and senior managers

Note 5 to the Group’s consolidated financial statements for the year ended December 31, 2015 includes the detail of the remuneration and other benefits paid to the Bank’s directors and senior managers in 2015 and 2014.

The most salient data relating to the aforementioned remuneration and benefits for the six-month periods ended June 30, 2016 and 2015 are summarized as follows:

Remuneration of directors (1)

	Thousands of euros
	06/30/16	06/30/15

Members of the board of directors:
Type of remuneration-
Fixed salary remuneration of executive directors	3,855	4,622
Variable remuneration in cash of executive directors	-	-
Attendance fees of directors	451	992
Bylaw-stipulated annual directors’ emoluments	1,893	1,725
Other (except insurance premiums)	729	381
Sub-total	6,928	7,720

Transactions with shares and/or other financial instruments	-	-
	6,928	7,720
(1)	The notes to the annual consolidated financial statements for 2016 will contain detailed and complete information on the remuneration paid to all the directors, including executive directors.

Other benefits of the directors

	Thousands of euros
	06/30/16	06/30/15

Members of the board of directors:
Other benefits-
Advances	-	-
Loans granted	108	4,199
Pension funds and plans: Provisions and/or contributions (1)	2,361	2,704
Pension funds and plans: Accumulated rights (2)	118,386	138,480
Life insurance premiums	475	427
Guarantees provided for directors	-	-

(1)

Corresponds to the provisions and/or contributions made in the first six months of 2016 and 2015 for retirement pensions and supplementary benefits (surviving spouse and child benefits, and permanent disability).

(2)

Corresponds to the pension rights accumulated by the directors. In addition, at June 30, 2016 and June 30, 2015, former board members held accumulated pension rights amounting to EUR 114,658 thousand and EUR 88,673 thousand, respectively.

Also, in his capacity as a member of the boards of directors of Group companies, Mr. Matias Rodríguez Inciarte received EUR 21 thousand in the first half of 2016 as non-executive director of U.C.I., S.A. (first half of 2015: EUR 21 thousand).

Remuneration of senior managements (1) (2)

The table below includes the corresponding amounts related to remunerations of senior managements at June 30, 2016, excluding the executive directors:

	Thousands of euros
	06/30/16	06/30/15

Senior management:
Total remuneration of senior management	10,928	15,483

(1)

Remunerations regarding to members of Senior Management who, at June 30, 2016, had ceased their duties amount to EUR 1,225 million thousand during the six month period ended June 30, 2016. (First quarter of 2015: EUR 1,627 millions).

(2)	The number of senior managers of the Bank, excluding executive directors, changed from 28 in the first six months of 2015 to 19 in the first six months of 2016.

The annual variable remunerations (or bonuses) for 2015 paid to the directors and the other members of senior management was disclosed in the information on remuneration set forth in the financial statements for that year. Similarly, the variable remunerations allocable to 2016 profit or loss, which will be submitted for approval by the board of directors, will be disclosed in the financial statements for 2016.

5.Financial assets

a) Breakdown

The detail, by nature and category for measurement purposes, of the Group's financial assets, other than the balances relating to Cash, cash and balances with central banks and other deposits on demand and Hedging derivatives, at June 30, 2016 and December 31, 2015 is as follows:

	Millions of euros
	06/30/16
	Financial assets held for trading	Financial assets measured at fair value through profit or loss	Financial assets available-for-sale financial assets	Loans and receivables	Investments held -to- maturity

Derivatives	87,275	-	-	-	-
Equity instruments	14,237	492	4,713	-	-
Debt instruments	45,077	3,616	111,672	13,672	4,820
Loans and advances	10,908	38,738	-	829,206	-
Central Banks	-	-	-	26,178	-
Credit institutions	2,161	24,810	-	42,247	-
Customers	8,747	13,928	-	760,781	-
Total	157,497	42,846	116,385	842,878	4,820

	Millions of euros
	12/31/15
	Financial assets held for trading	Financial assets measured at fair value through profit or loss	Financial assets available-for-sale financial assets	Loans and receivables	Investments held -to- maturity

Derivatives	76,724	-	-	-	-
Equity instruments	18,225	630	4,849	-	-
Debt instruments	43,964	3,717	117,187	10,907	4,355
Loans and advances	7,433	40,696	-	825,249	-
Central Banks	-	-	-	17,337	-
Credit institutions	1,352	26,403	-	37,438	-
Customers	6,081	14,293	-	770,474	-
Total	146,346	45,043	122,036	836,156	4,355

b) Valuation adjustments for impairment of loans and advances

The changes in the balance of the allowances for impairment losses on the assets included under Loans and receivables in the six-month periods ended June 30, 2016 and 2015 were as follows:

The changes in the balance of the allowances for impairment losses on the assets included under Loans and receivables in the six-month periods ended June 30, 2016 and 2015 were as follows:
	Millions of euros
	06/30/16	06/30/15
Balance as at beginning of period	26,631	27,321

Impairment losses charged to income for the period	5,397	5,960
Of which:
Impairment losses charged to income	8,412	8,494
Impairment losses reversed with a credit to income	(3,015)	(2,534)
Write-off of impaired balances against recorded impairment allowance	(6,310)	(5,640)
Exchange differences and other changes	344	(120)

Balance as at end of period	26,062	27,521

Of which, relating to:
Impaired assets	17,746	19,173
Of which, arising from country risk	20	46
Other assets	8,316	8,348

Of which:
Individually calculated	9,659	9,766
Collectively calculated	16,403	17,755

Previously written-off assets recovered in the first six months of 2016 and 2015 amounted to EUR 752 million and EUR 780 million, respectively. Considering these amounts the impairment losses registered on loans and receivables amounted to EUR 4,645 million in the first half of 2016 and EUR 5,180 million in the first half of 2015.

c) Non-performing assets

The detail of the changes in the six-month periods ended June 30, 2016 and 2015 in the balance of financial assets classified as loans and receivables and considered to be doubtful due to credit risk is as follows:

	Millions of euros
	06/30/16	06/30/15

Balance as at beginning of period	36,298	40,552
Net additions	4,182	3,585
Written-off assets	(6,310)	(5,640)
Changes in scope of consolidation	677	54
Exchange differences and other	981	742
Balance as at end of period	35,828	39,293

This amount, after deducting the related allowances, represents the Group's best estimate of the discounted value of the flows that are expected to be recovered from the impaired assets.

d) Guarantees received

The details of the guarantees received for loans and receivables to ensure the payment of the financial instruments included in the loans and receivable portfolio, distinguishing between financial and other guarantees, at June 30, 2016 and December 31, 2015 is as follows:

	Millions of euros
	06/30/16	12/31/15

Real guarantees value	462,786	468,631
Of which: non-performing risks	16,652	17,810
Other guarantees value	9,848	7,065
Of which: non-performing risks	169	218
Total value of the guarantees received (*)	472,634	475,696

(*)      Maximum amount of the guarantee which can be considered, not exceeding the gross amount of the debt, except non performing risk; in this case will be its fair value.

e) Fair value of financial assets not measured at fair value

Following is a comparison of the carrying amounts of the Group’s financial assets measured at other than fair value and their respective fair values at June 30, 2016 and December 31, 2015:

5
	Millions of euros		Millions of euros
	06/30/16		12/31/15
	Carrying amount	Fair value	Carrying amount	Fair value
Loans and receivables:
Central banks	26,178	26,466	17,337	17,528
Loans and advances to credit institutions	42,247	42,397	37,438	37,599
Loans and advances to customers	760,781	770,243	770,474	775,713
Debt instruments	18,492	18,377	15,262	15,071
ASSETS	847,698	857,483	840,511	845,911

The main valuation methods and inputs used in the estimates of the fair values of the financial assets in the foregoing table are detailed in Note 51.c to the consolidated financial statements for 2015.

6.Non-current assets held for sale

The detail, by nature, of the Group’s non-current assets held for sale at June 30, 2016 and December 31, 2015 is as follows:

	Millions of euros
	06/30/16	12/31/15

Tangible assets	5,813	5,623
Of which:
Foreclosed assets	5,731	5,533
Of which: Property assets in Spain(*)	5,156	4,983
Other tangible assets held for sale	82	90
Other assets	28	23
	5,841	5,646

(*)    The business in Spain foreclosed assets are disaggregated forward.

At June 30, 2016, the allowance that covers the value of the foreclosed assets represents a coverage ratio of 50.4% of the gross value of the portfolio (December 31, 2015: 51.4%). The net charges recorded in the first half of 2016 amounted to EUR 83 million (first half of 2015: EUR 89 millions).

In the first half of 2016, the Group sold, for a net total of approximately EUR 428 million, foreclosed properties with a gross carrying amount of EUR 640 million, for which provisions totaling EUR 250 million had been recognized.

These sales gave rise to gains of EUR 38 million (first half of 2015: EUR 29 millions), which are recognized under Gains/(losses) on non-current assets held for sale not classified as discontinued operations in the condensed consolidated income statement for the first half of 2016. Also, in the first half of 2016 other tangible assets were sold for EUR 26 million, giving rise to a gain of EUR 5 million.

(*)    The following table shows the breakdown at June 30, 2016 of the foreclosed assets for the Spanish business:

Millions of euros	06/30/2016
	Gross carrying amount	Valuation adjustments	Of which: Impairment losses on assets since time of foreclosure	Carrying amount
Property assets arising from financing provided to construction and property development companies	8,722	4,714	2,740	4,008
Of which:
Completed Buildings	2,554	1,151	513	1,403
Residential	949	424	163	525
Other	1,605	727	350	878
Buildings under construction	854	384	215	470
Residential	854	384	215	470
Other	-	-	-	-
Land	5,314	3,179	2,012	2,135
Developed Land	1,798	1,038	668	760
Other land	3,516	2,141	1,344	1,375
Property assets from home purchase mortgage loans to households	2,097	950	365	1,147
Other foreclosed property assets	6	5	2	1
Total property assets	10,825	5,669	3,107	5,156

7.Tangible assets

a) Changes in the period

In the first six months of 2016, tangible assets were acquired for EUR 3,556 million (first six months of 2015: EUR 3,688 millions).

Also, in the first six months of 2016, tangible asset items were disposed of with a carrying amount of EUR 1,344 million (first six months of 2015: EUR 1,804 millions), giving rise to a net gain of EUR 10 million in the first six months of 2016 (first six months of 2015: EUR 23 millions).

b) Impairment losses

In the first six months of 2016, there were impairment losses on tangible assets (mainly investment property) amounting to EUR 18 million (first six months of 2015: EUR 59 millions), which were recognized under Impairment on non-financial assets (net) in the consolidated income statement.

c) Property, plant and equipment purchase commitments

At June 30, 2016 and 2015, the Group did not have any significant commitments to purchase property, plant and equipment items.

8.Intangible assets

a) Goodwill

The detail of Intangible Assets - Goodwill at June 30, 2016 and December 31, 2015, based on the cash-generating units giving rise thereto, is as follows:

	Millions of euros
	06/30/16	12/31/15

Santander UK	8,991	10,125
Banco Santander (Brazil)	5,513	4,590
Santander Consumer USA	3,021	3,081
Bank Zachodni WBK	2,329	2,423
Santander Bank NA	1,850	1,886
Santander Consumer Germany	1,217	1,217
Banco Santander Totta	1,040	1,040
Banco Santander – Chile	676	644
Grupo Financiero Santander (Mexico)	474	517
Santander Consumer Bank (Nordics)	540	546
Other companies	890	891
	26,541	26,960

In the first half of 2016, goodwill decreased by EUR 417 million due to exchange differences (Note 11), which pursuant to current regulations, were recognized with a credit to Other accumulated results – items that may be reclassified to profit or loss - Exchange differences in equity through results the consolidated statement of recognized income and expense.

Note 17 to the consolidated financial statements for the year ended December 31, 2015 includes detailed information on the procedures followed by the Group to analyze the potential impairment of the goodwill recognized with respect to its recoverable amount and to recognize the related impairment losses, where appropriate.

Accordingly, based on the analysis performed of the available information on the performance of the various cash-generating units which might evidence the existence of indications of impairment, the Group's directors concluded that in the first half of 2016 there were no impairment losses which required recognition.

b) Other intangible assets

During the first six months of 2016 and 2015, there were no significant impairment losses.

9.Financial liabilities

a) Breakdown

The detail, by nature and category for measurement purposes, of the Group’s financial liabilities, other than hedging derivatives, at June 30, 2016 and December 31, 2015 is as follows:

	Millions of euros
	06/30/16			12/31/15
	Financial liabilities held for trading	Financial liabilities designated at fair value through profit or loss	Financial liabilities at amortized cost	Financial liabilities held for trading	Financial liabilities designated at fair value through profit or loss	Financial liabilities at amortized cost

Derivatives	87,254	-	-	76,414	-	-
Short Positions	21,613	-	-	17,362	-	-
Deposits	9,715	45,552	776,089	11,442	51,394	795,679
Central banks	509	11,263	38,736	2,178	16,486	38,872
Credit institutions	451	8,864	99,630	77	8,551	109,209
Customer	8,755	25,425	637,723	9,187	26,357	647,598
Debt securities	-	2,995	227,991	-	3,373	222,787
Other financial liabilities	-	1	27,570	-	1	20,877
Total	118,582	48,548	1,031,650	105,218	54,768	1,039,343

b) Information on issues, repurchases or redemptions of debt securities

The detail, at June 30, 2016 and 2015, of the outstanding balance of the debt securities which at these dates had been issued by the Bank or any other Group entity is disclosed below. Also included is the detail of the changes in this balance in the first six months of 2016 and 2015:

	Millions of euros
	06/30/16
	Outstanding beginning balance at 1/01/16	Issues	Repurchases or redemptions	Exchange rate and other adjustments	Outstanding ending balance at 30/06/16

Non - subordinated	205,029	47,148	(47,043)	3,156	208,290
Subordinated	21,131	1,541	(272)	296	22,696
Total debt securities	226,160	48,689	(47,315)	3,452	230,986

6/
	Millions of euros
	06/30/15
	Outstanding beginning balance at 01/01/15	Issues	Repurchases or redemptions	Exchange rate and other adjustments	Outstanding ending balance at 30/06/15

Non - subordinated	196,889	54,316	(57,017)	6,266	200,454
Subordinated	16,806	3,061	(358)	305	19,814
Total debt securities	213,695	57,377	(57,375)	6,571	220,268

c) Other issues guaranteed by the Group

At June 30, 2016, there were no debt instruments issued by associates or non-Group third parties that had been guaranteed by the Bank or any other Group entity.

d) Fair value of financial liabilities not measured at fair value

Following is a comparison of the carrying amounts of the Group’s financial liabilities measured at other than fair value and their respective fair values at June 30, 2016 and December 31, 2015:

	Millions of euros
	06/30/16		12/31/15
	Carrying amount	Fair value	Carrying amount	Fair value
Short Positions	-	-	-	-
Deposits	776,089	776,393	795,679	795,301
Central banks	38,736	39,127	38,872	38,894
Credit institutions	99,630	99,666	109,209	109,480
Customer	637,723	637,600	647,598	646,927
Debt securities	227,991	231,127	222,787	225,362
Other financial liabilities	27,570	27,581	20,877	21,178
LIABILITIES	1,031,650	1,035,101	1,039,343	1,041,841

The main valuation methods and inputs used in the estimates of the fair values of the financial liabilities in the foregoing table are detailed in Note 51.c to the consolidated financial statements for 2015.

10.Provisions

a) Provisions for Pensions and other post-retirement obligations and other long term employee benefits

The change in Provisions for Pensions and other post-retirement obligations and other long term employee benefits in the first six months of 2016 related to benefit payments exceeding EUR 800 million, as well as to the greater obligations arising from the increase in the accumulative actuarial gains and losses as a result of the change in actuarial assumptions and the provision for early retirements mainly made in Spain amounting to EUR 381 million (See note 1.j).

b) Provisions for taxes and other legal contingencies and Other provisions

Set forth below is the detail, by type of provision, of the balances at June 30, 2016 and at December 31, 2015 of Provisions for taxes and other legal contingencies and Other provisions. The types of provision were determined by grouping together items of a similar nature:

	Millions of euros
	06/30/16	12/31/15

Provisions for taxes	1,173	997
Provisions for employment-related proceedings (Brazil)	732	581
Provisions for other legal proceedings	980	999
Provision for customer remediation	734	916
Regulatory framework-related provisions	248	308
Provision for restructuring	462	404
Other	1,396	1,399
	5,725	5,604

Relevant information is set forth below in relation to each type of provision shown in the preceding table:

The provisions for taxes include provisions for tax-related proceedings.

The provisions for employment-related proceedings (Brazil) relate to claims filed by trade unions, associations, the prosecutor's office and ex-employees claiming employment rights to which, in their view, they are entitled, particularly the payment of overtime and other employment rights, including litigation concerning retirement benefits. The number and nature of these proceedings, which are common for banks in Brazil, justify the classification of these provisions in a separate category or as a separate type from the rest. The Group calculates the provisions associated with these claims in accordance with past experience of payments made in relation to claims for similar items. When claims do not fall within these categories, a case-by-case assessment is performed and the amount of the provision is calculated in accordance with the status of each proceeding and the risk assessment carried out by the legal advisers. The average duration of the employment-related proceedings is approximately eight years.

The provisions for other legal proceedings include provisions for court, arbitration or administrative proceedings (other than those included in other categories or types of provisions disclosed separately) brought against Santander Group companies.

The provisions for customer remediation include the estimated cost of payments to remedy errors relating to the sale of certain products in the UK and Germany. To calculate the provision for customer remediation, the best estimate of the provision made by management is used, which is based on the estimated number of claims to be received and, of these, the number that will be accepted, as well as the estimated average payment per case.

The regulatory framework-related provisions include mainly the provisions for the extraordinary contribution to the Deposit Guarantee Fund in Spain and those relating to the FSCS and the bank levy in the UK.

The provisions for restructuring include only the direct costs arising from restructuring processes carried out by the various Group companies.

Qualitative information on the main litigation is provided in Note 10.c.

Our general policy is to record provisions for tax and legal proceedings in which we assess the chances of loss to be probable and we do not record provisions when the chances of loss are possible or remote. We determine the amounts to be provided for as our best estimate of the expenditure required to settle the corresponding claim based, among other factors, on a case-by-case analysis of the facts and the legal opinion of internal and external counsel or by considering the historical average amount of the loss incurred in claims of the same nature. The definitive date of the outflow of resources embodying economic benefits for the Group depends on each obligation. In certain cases, the obligations do not have a fixed settlement term and, in others, they depend on legal proceedings in progress.

The main changes in Provisions for taxes and other legal contingencies and Other provisions were as follows: with regard to Brazil, the main charges to profit or loss in the period ended June 30, 2016 were EUR 103 million due to civil contingencies and EUR 169 million arising from employment-related claims. This increase was offset partially by the use of available provisions, of which EUR 146 million related to payments of employment-related claims and EUR 105 million to civil payments. With regard to the United Kingdom, EUR 46 million of regulatory framework-related provisions (Bank Levy and FSCS) and EUR 83 million of restructuring provisions were recognized in the first six months of 2016. These increases were offset by the use of EUR 134 million of customer remediation provisions, EUR 60 million of regulatory framework-related provisions (Bank Levy and FSCS) and EUR 29 million of restructuring provisions. With regard to Spain, EUR 237 million of restructuring provisions were recognized. This increase was offset partially by the use of EUR 137 million by this concept. Additionally, EUR 95 million were used to pay to the Guaranty Deposits Fund registered in 2013, included in regulatory framework-related provisions.

c) Litigation and other matters

i. Tax-related litigation

At June 30, 2016, the main tax-related proceedings concerning the Group were as follows:

-

Legal actions filed by Banco Santander (Brasil), S.A. and certain Group companies in Brazil challenging the increase in the rate of Brazilian social contribution tax on net income from 9% to 15% stipulated by Interim Measure 413/2008, ratified by Law 11,727/2008, a provision having been recognized for the amount of the estimated loss.

-

Legal actions filed by certain Group companies in Brazil claiming their right to pay the Brazilian social contribution tax on net income at a rate of 8% and 10% from 1994 to 1998. No provision was recognized in connection with the amount considered to be a contingent liability.

-

Legal actions filed by Banco Santander, S.A. (currently Banco Santander (Brasil) S.A.) and other Group entities claiming their right to pay the Brazilian PIS and COFINS social contributions only on the income from the provision of services. In the case of Banco Santander, S.A., the legal action was declared unwarranted and an appeal was filed at the Federal Regional Court. In September 2007 the Federal Regional Court found in favor of Banco Santander, S.A., but the Brazilian authorities appealed against the judgment at the Federal Supreme Court. On April 23, 2015, the Federal Supreme Court issued a decision granting leave for the extraordinary appeal filed by the Brazilian authorities with regard to the PIS contribution to proceed, and dismissing the extraordinary appeal lodged by the Brazilian Public Prosecutor's Office in relation to the COFINS contribution. The Federal Supreme Court has not yet handed down its decision on the PIS contribution and, with regard to the COFINS contribution, on May 28, 2015, the Federal Supreme Court in plenary session unanimously rejected the extraordinary appeal filed by the Brazilian Public Prosecutor's Office, and the petition for clarification ("embargos de declaraçao") subsequently filed by the Brazilian Public Prosecutor's Office, which on September 3 admitted that no further appeals may be filed. In the case of Banco ABN AMRO Real, S.A. (currently Banco Santander (Brasil) S.A.), in March 2007 the court found in its favor, but the Brazilian authorities appealed against the judgment at the Federal Regional Court, which handed down a decision partly upholding the appeal in September 2009. Banco Santander (Brasil) S.A. filed an appeal at the Federal Supreme Court. Law 12,865/2013 established a program of payments or deferrals of certain tax and social security debts, under which any entities that availed themselves of the program and withdrew the legal actions brought by them were exempted from paying late-payment interest. In November 2013 Banco Santander (Brasil) S.A. partially availed itself of this program but only with respect to the legal actions brought by the former Banco ABN AMRO Real, S.A. in relation to the period from September 2006 to April 2009, and with respect to other minor actions brought by other entities in its Group. However, the legal actions brought by Banco Santander, S.A. and those of Banco ABN AMRO Real, S.A. relating to the periods prior to September 2006, for which a provision for the estimated loss was recognized, still subsist.

-

Banco Santander (Brasil), S.A. and other Group companies in Brazil have appealed against the assessments issued by the Brazilian tax authorities questioning the deduction of loan losses in their income tax returns (IRPJ and CSLL) on the ground that the relevant requirements under the applicable legislation were not met. No provision was recognized in connection with the amount considered to be a contingent liability.

-

Banco Santander (Brasil), S.A. and other Group companies in Brazil are involved in administrative and legal proceedings against several municipalities that demand payment of the Service Tax on certain items of income from transactions not classified as provisions of services. No provision was recognized in connection with the amount considered to be a contingent liability.

-

In addition, Banco Santander (Brasil), S.A. and other Group companies in Brazil are involved in administrative and legal proceedings against the tax authorities in connection with the taxation for social security purposes of certain items which are not considered to be employee remuneration. No provision was recognized in connection with the amount considered to be a contingent liability. There is provision for the amount of estimated loss.

-

In December 2008 the Brazilian tax authorities issued an infringement notice against Banco Santander (Brasil), S.A. in relation to income tax (IRPJ and CSLL) for 2002 to 2004. The tax authorities took the view that Banco Santander (Brasil), S.A. did not meet the necessary legal requirements to be able to deduct the goodwill arising on the acquisition of Banespa (currently Banco Santander (Brasil), S.A.). Banco Santander (Brasil) S.A. filed an appeal against the infringement notice at Conselho Administrativo de Recursos Fiscais (CARF), which on October 21, 2011 unanimously decided to render the infringement notice null and void. The tax authorities have appealed against this decision at a higher administrative level. In June 2010 the Brazilian tax authorities issued infringement notices in relation to this same matter for 2005 to 2007. Banco Santander (Brasil), S.A. filed an appeal against these procedures at CARF, which was partially upheld on October 8, 2013. This decision has been appealed at the higher instance of CARF (Tax Appeal High Chamber). In December 2013 the Brazilian tax authorities issued the infringement notice relating to 2008, the last year for amortization of the goodwill. Banco Santander (Brasil), S.A. appealed against this infringement notice and the court found in its favor. The Brazilian tax authorities appealed against this decision at CARF. Based on the advice of its external legal counsel and in view of the first decision by CARF, the Group considers that the stance taken by the Brazilian tax authorities is incorrect and that there are sound defense arguments to appeal against the infringement notices. Accordingly, the risk of incurring a loss is remote. Consequently, no provisions have been recognized in connection with these proceedings because this matter should not affect the consolidated financial statements.

-

In May 2003 the Brazilian tax authorities issued separate infringement notices against Santander Distribuidora de Títulos e Valores Mobiliarios Ltda. (DTVM, currently Produban Serviços de Informática S.A.) and Banco Santander (Brasil), S.A. (currently Banco Santander (Brasil) S.A.) in relation to the Provisional Tax on Financial Movements (CPMF) with respect to certain transactions carried out by DTVM in the management of its customers'

funds and for the clearing services provided by Banco Santander (Brasil) S.A. to DTVM in 2000, 2001 and the first two months of 2002. The two entities appealed against the infringement notices at CARF, with DTVM obtaining a favorable decision and Banco Santander (Brasil) S.A. an unfavorable decision. Both decisions were appealed by the losing parties at the High Chamber of CARF, and unfavorable decisions were obtained by Banco Santander (Brasil) S.A. and DTVM on June 12 and 19, 2015, respectively. Both cases were appealed at court in a single proceeding and a provision was recognized for the estimated loss.

-

In December 2010 the Brazilian tax authorities issued an infringement notice against Santander Seguros, S.A., as the successor by merger to ABN AMRO Brazil Dois Participações, S.A., in relation to income tax (IRPJ and CSLL) for 2005. The tax authorities questioned the tax treatment applied to a sale of shares of Real Seguros, S.A. made in that year. The bank filed an appeal for reconsideration against this infringement notice. As the former parent of Santander Seguros, S.A. (Brasil), Banco Santander (Brasil), S.A. is liable in the event of any adverse outcome of this proceeding. No provision was recognized in connection with this proceeding as it was considered to be a contingent liability.

-

In June 2013, the Brazilian tax authorities issued an infringement notice against Banco Santander (Brasil), S.A. as the party liable for tax on the capital gain allegedly obtained in Brazil by the entity not resident in Brazil, Sterrebeeck B.V., as a result of the “incorporação de ações” (merger of shares) transaction carried out in August 2008. As a result of the aforementioned transaction, Banco Santander (Brasil), S.A. acquired all of the shares of Banco ABN AMRO Real, S.A. and ABN AMRO Brasil Dois Participações, S.A. through the delivery to these entities' shareholders of newly issued shares of Banco Santander (Brasil), S.A., issued in a capital increase carried out for that purpose. The Brazilian tax authorities take the view that in the aforementioned transaction Sterrebeeck B.V. obtained income subject to tax in Brazil consisting of the difference between the issue value of the shares of Banco Santander (Brasil), S.A. that were received and the acquisition cost of the shares delivered in the exchange. In December 2014 the Group appealed against the infringement notice at CARF after the appeal for reconsideration lodged at the Federal Tax Office was dismissed. Based on the advice of its external legal counsel, the Group considers that the stance taken by the Brazilian tax authorities is incorrect and that there are sound defense arguments to appeal against the infringement notice. Accordingly, the risk of incurring a loss is remote. Consequently, the Group has not recognized any provisions in connection with these proceedings because this matter should not affect the financial statements.

-

In November 2014 the Brazilian tax authorities issued an infringement notice against Banco Santander (Brasil) S.A. in relation to income tax (IRPJ and CSLL) for 2009 questioning the tax-deductibility of the amortization of the goodwill of Banco ABN AMRO Real S.A. performed prior to the absorption of this bank by Banco Santander (Brasil) S.A., but accepting the amortization performed after the merger. On the advice of its external legal counsel, Banco Santander (Brasil), S.A. appealed this decision at the Federal Tax Office and obtained a favorable decision in July 2015, which will foreseeably be appealed at CARF by the Brazilian tax authorities. No provision was recognized in connection with this proceeding as it was considered to be a contingent liability. Banco Santander (Brasil) S.A. has also appealed against infringement notices issued by the tax authorities questioning the tax deductibility of the amortization of the goodwill arising on the acquisition of Banco Comercial e de Investimento Sudameris S.A. No provision was recognized in connection with this matter as it was considered to be a contingent liability.

-

Legal action brought by Sovereign Bancorp, Inc. (currently Santander Holdings USA, Inc.) claiming its right to take a foreign tax credit in connection with taxes paid outside the United States in fiscal years 2003 to 2005 in relation to financing transactions carried out with an international bank. Santander Holdings USA, Inc. considers that, in accordance with applicable tax legislation, it is entitled to recognize the aforementioned tax credits as well as the related issuance and financing costs. In addition, if the final outcome of this legal action is favorable to the interests of Santander Holdings USA, Inc., the amounts paid over by the entity in relation to this matter with respect to 2006 and 2007 would have to be refunded. In 2013 and in 2015 at second instance the US courts found against two taxpayers in cases with a similar structure. In the case of Santander Holdings USA, Inc., on November 13, 2015, the district judge found for Santander Holdings USA, Inc. in the final decision. On January 13, 2016, the judge ordered the amounts paid over with respect to 2003 to 2005 to be refunded to Santander Holdings USA, Inc. On March 11, 2016 the US government appealed the judge's decision at the Court of Appeals. The estimated loss relating to this proceeding was provided for.

-

Santander UK has proactively engaged with HM Revenue & Customs to resolve a number of outstanding legacy tax matters, all of which relate to periods prior to Santander UK plc’s 2010 adoption of the Code of Practice on

Taxation for Banks.  However, litigation proceedings were commenced in relation to a small number of these issues, with respect to which the court of first instance found in favor of HM Revenue & Customs.  Santander UK did not appeal these rulings and accordingly there are no tax litigations outstanding.  The provision recognized for the amounts relating to these matters has been used in full.

At the date of approval of these interim financial statements certain other less significant tax-related proceedings were also in progress.

ii. Non-tax-related proceedings

As of the date of this report, the main non-tax-related proceedings concerning the Group were as follows:

-	Customer remediation: claims associated with the sale by Santander UK of certain financial products (principally payment protection insurance or PPI) to its customers.

At June 30, 2016 the provision for this concept amounts to GBP 404 million.

-

After the Madrid Provincial Appellate Court had rendered null and void the award handed down in the previous arbitration proceeding, on September 8, 2011, Banco Santander, S.A. filed a new request for arbitration with the Spanish Arbitration Court against Delforca 2008, Sociedad de Valores, S.A. (formerly Gaesco Bolsa Sociedad de Valores, S.A.), claiming €66 million that the latter owes it as a result of the declaration on January 4, 2008 of the early termination by the Bank of all the financial transactions agreed upon between the parties.

On August 3, 2012, Delforca 2008, S.A. was declared to be in a position of voluntary insolvency by Barcelona Commercial Court no. 10, which had agreed as part of the insolvency proceeding to stay the arbitration proceeding and the effects of the arbitration agreement entered into by Banco Santander, S.A. and Delforca 2008, S.A. The Arbitration Court, in compliance with the decision of the Commercial Court, agreed on January 20, 2013 to stay the arbitration proceedings at the stage reached at that date until a decision could be reached in this respect in the insolvency proceeding.

In addition, as part of the insolvency proceeding of Delforca 2008, S.A., Banco Santander, S.A. notified its claim against the insolvent party with a view to having the claim recognized as a contingent ordinary claim without specified amount. However, the insolvency manager opted to exclude Banco Santander, S.A.’s claim from the provisional list of creditors and, accordingly, Banco Santander, S.A. filed an ancillary claim, which was dismissed by a Court decision on February 17, 2015. This decision also declared that Banco Santander, S.A. had breached its contractual obligations under the framework financial transaction agreement it had entered into with Delforca 2008, S.A.

As part of the same insolvency proceeding, Delforca 2008, S.A. has filed another ancillary claim requesting the termination of the arbitration agreement included in the framework financial transactions agreement entered into by that party and Banco Santander, S.A. in 1998, as well as the termination of the obligation that allegedly binds the insolvent party to the High Council of Chambers of Commerce (Spanish Arbitration Court). This claim was upheld in full by the Court.

On December 30, 2013, Banco Santander filed a complaint requesting the termination of the insolvency proceeding of Delforca 2008, S.A. due to supervening disappearance of the alleged insolvency of the company. The complaint was dismissed by a decision handed down on June 30, 2014. A court order dated May 25, 2015 declared the end of the common phase of the insolvency proceeding and the opening of the arrangement phase. Banco Santander, S.A. appealed the court's decisions 1) to stay the arbitration proceeding and the effects of the arbitral award, 2) to terminate the arbitration agreement 3) not to recognize the contingent claim, and to declare a breach by Banco Santander, S.A. and 4) not to terminate the proceeding.

On June 23, 2015, Delforca 2008, S.A. submitted an arrangement proposal entailing the payment in full of the ordinary and subordinate claims.

On February, 2016, notice was served on the Bank of another ancillary claim filed by Delforca 2008, S.A. and Mobiliaria Monesa, S.A. (parent of Delforca 2008, S.A.) requesting the voidness of the enforcement of securities made by the Bank for a total sum of EUR 57 million. This claim has been stayed on preliminary civil ruling grounds.

On April 19, 2016, the Appellate Court decided in favor of Banco Santander in relation to the stay of the arbitration proceeding and the effects of the arbitral award, the termination of the arbitration agreement and the recognition of the contingent claim and the breach by Banco Santander, S.A. On June, 30, 2016, the Appellate Court decided the insolvency proceeding should not conclude. Delforca 2008 appelead the decisions regarding the termination of the arbitration agreement and the recognition of the contingent claim and breach by Banco Santander to the Supreme Court. On July 28, 2016, Banco Santander filed a motion to stay the Insolvency Proceeding until these appeals are decided.

In addition, in April 2009 Mobilaria Monesa, S.A. (parent of Delforca 2008, S.A.) filed a claim against Banco Santander, S.A. at Santander Court of First Instance no. 5, claiming damages which it says it incurred as a result of the (in its opinion) unwarranted claim filed by the Bank against its subsidiary, reproducing the same objections as Delforca 2008, S.A. This proceeding has currently been stayed on preliminary civil ruling grounds, against which Mobilaria Monesa, S.A. filed an appeal which was dismissed by the Cantabria Provincial Appellate Court in a judgment dated January 16, 2014.

Lastly, on April 11, 2012, Banco Santander, S.A. was notified of the claim filed by Delforca 2008, S.A., heard by Madrid Court of First Instance no. 21, in which it sought indemnification for the damage and losses it alleges it incurred due to the (in its opinion) unwarranted claim by the Bank. Delforca 2008, S.A. made the request in a counterclaim filed in the arbitration proceeding that concluded with the annulled award, putting the figure at up to €218 million. The aforementioned Court has dismissed the motion for declinatory exception proposed by Banco Santander, S.A. as the matter has been referred for arbitration. This decision was upheld in an appeal at the Madrid Provincial Appellate Court in a judgment dated May 27, 2014. The Group considers that the risk of loss arising as a result of these matters is remote and, accordingly, it has not recognized any provisions in connection with these proceedings.

-

Former employees of Banco do Estado de São Paulo S.A., Santander Banespa, Cia. de Arrendamiento Mercantil: a claim was filed in 1998 by the association of retired Banespa employees (AFABESP) on behalf of its members, requesting the payment of a half-yearly bonus initially envisaged in the entity’s Bylaws in the event that the entity obtained a profit and that the distribution of this profit were approved by the board of directors. The bonus was not paid in 1994 and 1995 since the bank did not make a profit and partial payments were made from 1996 to 2000, as agreed by the board of directors, and the relevant clause was eliminated in 2001. The Regional Employment Court ordered the bank to pay this half-yearly bonus in September 2005 and the bank filed an appeal against the decision at the High Employment Court (“TST”) and, subsequently, at the Federal Supreme Court (“STF”). The TST confirmed the judgment against the bank, whereas the STF rejected the extraordinary appeal filed by the bank in a decision adopted by only one of the Court members, thereby also upholding the order issued to the bank. This decision was appealed by the bank and the association. Only the appeal lodged by the bank has been given leave to proceed and will be decided upon by the STF in plenary session.

-

"Planos economicos": Like the rest of the banking system, Santander Brazil has been the subject of claims from customers, mostly depositors, and of class actions brought for a common reason, arising from a series of legislative changes relating to the calculation of inflation ("planos economicos"). The claimants considered that their vested rights had been impaired due to the immediate application of these adjustments. In April 2010, the High Court of Justice ("STJ") set the limitation period for these class actions at five years, as claimed by the banks, rather than twenty years, as sought by the claimants, which will probably significantly reduce the number of actions brought and the amounts claimed in this connection. As regards the substance of the matter, the decisions issued to date have been adverse for the banks, although two proceedings have been brought at the STJ and the Supreme Federal Court ("STF") with which the matter is expected to be definitively settled. In August 2010, STJ handed down a decision finding for the plaintiffs in terms of substance, but excluding one of the “planos” from the claim, thereby reducing the amount thereof, and once again confirming the five-year statute of limitations period. Shortly thereafter, the STF issued an injunctive relief order whereby the proceedings in progress were stayed until this court issues a final decision on the matter.

-

Proceeding under Criminal Procedure Law (case no. 1043/2009) conducted at Madrid Court of First Instance no. 26, following a claim brought by Banco Occidental de Descuento, Banco Universal, C.A. against the Bank for USD 150 million in principal plus USD 4.7 million in interests, upon alleged termination of an escrow contract.

The court upheld the claim but did not make a specific pronouncement on costs. A judgment handed down by the Madrid Provincial Appellate Court on October 9, 2012 upheld the appeal lodged by the Bank and dismissed the appeal lodged by Banco Occidental de Descuento, Banco Universal, C.A., dismissing the claim. The dismissal of the claim was confirmed in an ancillary order to the judgment dated December 28, 2012. An appeal was filed at the Supreme Court by Banco Occidental de Descuento against the Madrid Provincial Appellate Court decision. The appeal was dismissed in a Supreme Court judgment dated October 24, 2014. Banco Occidental de Descuento filed a motion for annulment against the aforementioned judgment which was dismissed in an order dated December 2, 2015. The complainant has stated that it will appeal. The Bank has not recognized any provisions in this connection.

-

On January 26, 2011, notice was served on the Bank of an ancillary insolvency claim to annul acts detrimental to the assets available to creditors as part of the voluntary insolvency proceedings of Mediterráneo Hispa Group, S.A. at Murcia Commercial Court no. 2. The aim of the principal action is to request annulment of the application of the proceeds obtained by the company undergoing insolvency from an asset sale and purchase transaction involving €32 million in principal and €2.7 million in interest. On November 24, 2011, the hearing was held with the examination of the proposed evidence. Upon completion of the hearing, it was resolved to conduct a final proceeding. The Court dismissed the claim in full in a judgment dated November 13, 2013. The judgment was confirmed at appeal by the Murcia Provincial Appellate Court in a judgment dated July 10, 2014. The insolvency managers have filed a cassation and extraordinary appeal against procedural infringements against the aforementioned judgment.

-

The bankruptcy of various Lehman Group companies was made public on September 15, 2008. Various customers of Santander Group were affected by this situation since they had invested in securities issued by Lehman or in other products which had such assets as their underlying.

At the date of this annual report, certain claims had been filed in relation to this matter. The Bank’s directors and its legal advisers consider that the various Lehman products were sold in accordance with the applicable legal regulations in force at the time of each sale or subscription and that the fact that the Group acted as intermediary would not give rise to any liability for it in relation to the insolvency of Lehman. Accordingly, the risk of loss is considered to be remote and, as a result, no provisions needed to be recognized in this connection.

-

The intervention, on the grounds of alleged fraud, of Bernard L. Madoff Investment Securities LLC ("Madoff Securities") by the U.S. Securities and Exchange Commission (“SEC”) took place in December 2008. The exposure of customers of the Group through the Optimal Strategic US Equity ("Optimal Strategic") subfund was €2,330 million, of which €2,010 million related to institutional investors and international private banking customers, and the remaining €320 million made up the investment portfolios of the Group's private banking customers in Spain, who were qualifying investors.

At the date of this annual report, certain claims had been filed in relation to this matter. The Group considers that it has at all times exercised due diligence and that these products have always been sold in a transparent way pursuant to applicable legislation and established procedures. Therefore, the risk of loss is considered to be remote or non-material.

-

At the end of the first quarter of 2013, news stories were published stating that the public sector was debating the validity of the interest rate swaps arranged between various financial institutions and public sector companies in Portugal, particularly in the public transport industry.

The swaps under debate included swaps arranged by Banco Santander Totta with the public companies Metropolitano de Lisboa, E.P.E. (MdL), Metro de Porto, S.A. (MdP), Sociedade de Transportes Colectivos do Porto, S.A. (STCP) and Companhia Carris de Ferro de Lisboa, S.A. (Carris). These swaps were arranged prior to 2008, i.e. before the start of the financial crisis, and had been executed without incident.

In view of this situation Banco Santander Totta took the initiative to request a court judgment on the validity of the swaps in the jurisdiction of the United Kingdom to which the swaps are subject. The corresponding claims were filed in May 2013.

After the Bank had filed the claims, the four companies (MdL, MdP, STCP and Carris) notified Banco Santander Totta that they were suspending payment of the amounts owed under the swaps until a final decision had been handed down in the U.K. jurisdiction in the proceedings. MdL, MdP and Carris suspended payment in September 2013 and STCP did the same in December 2013.

Consequently, Banco Santander Totta extended each of the claims to include the unpaid amounts.

On November 29, 2013, the companies presented their defense in which they claimed that the swaps were null and void under Portuguese law and, accordingly, that they should be refunded the amounts paid. On February 14, 2014, Banco Santander Totta, S.A. answered the counterclaim, maintaining its arguments and rejecting the opposing arguments in its documents dated November 29, 2013.

On April 4, 2014, the companies issued their replies to the Bank’s documents. The preliminary hearing took place on May 16, 2014.

The case was heard from October 12 to December 10, 2015.

The judgment was handed down on March 4, 2016. The Court decided in favor of Banco Santander Totta on all requests submitted by it and against the transport companies on all requests made by them. It considered all nine swap contracts to be valid and binding. The companies have filed an appeal.

Banco Santander Totta, S.A. and its legal advisers consider that this judgment confirms that the entity acted at all times in accordance with applicable legislation and under the terms of the swaps. As a result, the Group has not recognized any provisions in this connection.

-	Most of the German banking industry has been affected by two German Supreme Court decisions in 2014 in relation to processing fees in consumer loan agreements.

In May 2014 the German Supreme Court held processing fees in loan agreements to be null and void. The Court subsequently handed down a ruling at the end of October 2014 extending from three to ten years the statute of limitation period on claims relating to old transactions. Therefore, any claims relating to processing fees paid between 2004 and 2011 become statute-barred in 2014. This situation gave rise to numerous claims at the end of 2014 which have affected the income statements of banks in Germany.

Santander Consumer Bank AG stopped including these processing fees in agreements from January 1, 2013 and ceased charging these fees definitively at that date, i.e. before the Supreme Court handed down its judgment on the issue.

Provisions of approximately EUR 465 million were recognized in 2014 to cover the estimated cost of the claims. In order to calculate the provision, the claims already received, as well as an estimate of those that could be received in 2015 (the year in which the period for making claims ends as they become statute barred) were taken into account. The provisions recognized to cover the claims received were used progressively throughout 2014 and 2015.

The Bank and the other Group companies are subject to claims and, therefore, are party to certain legal proceedings incidental to the normal course of their business (including those in connection with lending activities, relationships with employees and other commercial or tax matters).

In this context, it must be considered that the outcome of court proceedings is uncertain, particularly in the case of claims for large or indeterminate amounts, those based on legal issues for which there are no precedents, those that affect a large number of parties or those at a very preliminary stage.

With the information available to it, the Group considers that at June, 30, 2016, it had reliably estimated the obligations associated with each proceeding and had recognized, where necessary, sufficient provisions to cover reasonably any liabilities that may arise as a result of these tax and legal situations. It also believes that any liability arising from such claims and proceedings will not have, overall, a material adverse effect on the Group’s business, financial position or results of operations.

11.Equity

In the six-month periods ended June 30, 2016 and 2015 there were no quantitative or qualitative changes in the Group's equity other than those indicated in the condensed consolidated statements of changes in total equity.

a)	Capital

On January 8, 2015, the Group announced that its board of directors had resolved to increase capital through an accelerated bookbuilt offering with disapplication of pre-emption rights. The capital increase amounted to EUR 7,500 million, of which EUR 607 million related to the par value of the 1,213,592,234 new shares issued and EUR 6,893 million to the share premium.

On February 29, April 29, 2015 and November 4, 2015, the bonus issues through which the Santander Dividendo Elección scrip dividend scheme is instrumented took place, whereby 262,578,993, 256,046,919 and 117,859,774 shares (1.90%, 1.82% and 0.82% of the share capital) were issued for an amount of EUR: 131, 128 and 59 million.

On June 30, 2016, the Bank's share capital consisted of 14,434,492,579 shares (December 31, 2015: 14,434,492,579) with a total par value of EUR 7,217 million (December 31, 2015 EUR: 7,217 millions).

b)	Other accumulated results - Items that may be not reclassified to profit or loss- Actuarial gains and losses on defined benefit pension plans

The changes in the balance of Other accumulated results - Items that may be not reclassified to profit or loss - Actuarial gains and losses on defined benefit pension plans are shown in the condensed consolidated statement of recognized income and expense and include the actuarial gains and losses generated in the period and the return on plan assets, excluding amounts included in net interest on the net defined benefit liability (asset), less the administrative expenses and taxes inherent to the plan, and any change in the effect of the asset ceiling.

The most significant changes in the first half of 2016 related to:

-	Increase of EUR 715 million in the cumulative actuarial losses relating to the Group's businesses in the United Kingdom, due to decrease in the discount rate from 3.74% to 2.75%; and
-	Variations due to changes in exchange rates, mainly in the UK (depreciation of the pound), and Brazil (appreciation of the real).
c)	Other accumulated results - Items that may be not reclassified to profit or loss - Hedges of net investments in foreign operations and exchange differences

Other accumulated results - Items that may be not reclassified to profit or loss - Hedges of net investments in foreign operations includes the net amount of the changes in value of hedging instruments in hedges of net investments in foreign operations, in respect of the portion of these changes considered to be effective hedges.

Other accumulated results - Items that may be not reclassified to profit or loss - Exchange differences includes the net amount of exchange differences arising on non-monetary items whose fair value is adjusted against equity and the differences arising on the translation to euros of the balances of the consolidated entities whose functional currency is not the euro.

The net changes in both these items in the first half of 2016 recognized in the statement of recognized income and expense reflect the effect arising from the depreciation of foreign currencies, mainly the pound sterling and US Dollar and the appreciation of the Brazilian real. Of the change in the balance in the first half of 2016, a loss of approximately EUR 417 million related to the measurement of goodwill using the period-end exchange rate.

-	Other accumulated results – Items that may be reclassified to profit or loss - Available-for-sale financial assets

Valuation adjustments - Items that may be reclassified to profit or loss - Available-for-sale financial assets includes the net amount of unrealized changes in the fair value of assets classified as available-for-sale financial assets (see Note 5.b).

The breakdown, by type of instrument and geographical origin of the issuer, of Oher accumulated results - Available-for-sale financial assets at June 30, 2016 and December 31, 2015 is as follows:

	Millions of euros
	06/30/16				12/31/15
	Revaluation gains	Revaluation losses	Net revaluation gains/(losses)	Fair value	Revaluation gains	Revaluation losses	Net revaluation gains/(losses)	Fair value

Debt instruments
Government debt securities and debt instruments issued by central banks
Spain	756	(39)	717	33,119	641	(62)	579	35,283
Rest of Europe	81	(87)	(6)	15,487	283	(47)	236	20,310
Latin America and rest of the world	190	(131)	59	37,059	42	(671)	(629)	32,185
Private-sector debt securities	166	(218)	(52)	26,007	165	(253)	(88)	29,409
	1,193	(475)	718	111,672	1,131	(1,033)	98	117,187

Equity instruments
Domestic
Spain	50	(11)	39	1,426	66	(5)	61	1,140
International
Rest of Europe	182	(16)	166	945	438	(14)	424	1,338
United States	15	(1)	14	838	14	(2)	12	980
Latin America and rest of the world	262	(3)	259	1,504	251	(2)	249	1,391
	509	(31)	478	4,713	769	(23)	746	4,849
Of which:
Listed	369	(20)	349	1,715	436	(15)	421	1,986
Unlisted	140	(11)	129	2,998	333	(8)	325	2,863

	1,702	(506)	1,196	116,385	1,900	(1,056)	844	122,036

During the first semester of 2016 the group has been registered EUR: 8 million in the income statements, corresponding to the impairment of equity instruments in the available for sale portfolio.

12.Segment information

In 2015 the Group made changes to its criteria for the management and presentation of its financial information by segment, described in the note 52 of the consolidated financial statements corresponding to period 2015.

Information related to the six-month period ended June 30, 2015 following has been re-elaborated under these criteria to be comparative.

As required by CNMV Circular 1/2008, modified by Circular 5/2015, the detail, by the geographical areas indicated in the aforementioned Circular, of the balance of Interest income for the six-month periods ended June 30, 2016 and 2015 is as follows:

Geographical area	Revenue by interest by geographical area (Millions of euros)
	Consolidated
	06/30/16	06/30/15

Spain	2,888	3,696
Abroad:	24,144	25,486
European Union	6,576	7,034
OECD countries	7,201	7,109
Other countries	10,367	11,343

Total	27,032	29,182

For Group management purposes, the primary level of segmentation, by geographical area, comprises five segments: four operating areas plus Corporate Activities. The operating areas, which include all the business activities carried on therein by the Group, are Continental Europe, the United Kingdom, Latin America and the United States, based on the location of the Group's assets.

Following is the breakdown of revenue by the geographical segments used by the Group. For the purposes of the table below, revenue is deemed to be that recognized under Interest income, Income, Dividend income, Commission income, Gains or losses on financial assets and liabilities not measured at fair value through profit or loss, net; Gains or losses on financial assets and liabilities held for trading, net; Gains or losses on financial assets and liabilities measured at fair value through profit or loss, net; Gains or losses from hedge accounting; net and Other operating income in the accompanying consolidated income statements for the six-month periods ended June 30, 2016 and 2015.

Segment	Revenue (Millions of euros)
	Revenue from external customers		Inter-segment revenue		Total revenue
	06/30/16	06/30/15	06/30/16	06/30/15	06/30/16	06/30/15

Continental Europe	8,518	7,733	583	491	9,101	8,223
United Kingdom	4,940	5,605	370	134	5,311	5,739
Latin America	17,705	17,355	(405)	(262)	17,300	17,094
United States	4,813	5,140	53	81	4,866	5,221
Corporate Activities	657	1,348	3,360	3,082	4,016	4,430
Inter-segment revenue adjustments and eliminations	-	-	(3,961)	(3,526)	(3,961)	(3,526)
Total	36,633	37,181	-	-	36,633	37,181

Also, following is the reconciliation of the Group's consolidated profit after tax for the six-month periods ended June 30, 2016 and 2015, broken down by business segment, to the profit before tax per the condensed consolidated income statements for these periods:

6/30/16
	Consolidated profit (Millions of euros)
Segment	06/30/16	06/30/15

Continental Europe	1,448	1,337
United Kingdom	863	1,034
Latin America	1,796	2,037
United States	414	673
Corporate Activities	(951)	(5)
Total profit of the segments reported	3,570	5,076
(+/-) Unallocated profit/loss	-	-
(+/-) Elimination of inter-segment profit/loss	-	-
(+/-) Other profit/loss	-	-
(+/-) Income tax and/or profit from discontinued operations	1,642	765
Operating profit/ loss before tax	5,212	5,841

13.Related parties

The parties related to the Group are deemed to include, in addition to its subsidiaries, associates and jointly controlled entities, the Bank's key management personnel (the members of its board of directors and the executive vice presidents, together with their close family members) and the entities over which the key management personnel may exercise significant influence or control.

Following is a detail of the transactions performed by the Group with its related parties in the first six months of 2016 and 2015, distinguishing between significant shareholders, members of the Bank's board of directors, the Bank's executive vice presidents, Group entities and other related parties. Related party transactions were made on terms equivalent to those that prevail in arm's-length transactions or, when this was not the case, the related compensation in kind was recognized:

Millions of euros
06/30/16
Expenses and income	Significant shareholders	Directors and executives	Group companies or entities	Other related parties	Total

Expenses:
Finance costs	-	-	8	1	9
Management or cooperation agreements	-	-	-	-	-
R&D transfers and licensing agreements	-	-	-	-	-
Leases	-	-	-	-	-
Services received	-	-	-	-	-
Purchases of goods (finished or in progress)	-	-	-	-	-
Valuation adjustments for uncollectible or doubtful debts	-	-	-	-	-
Losses on derecognition or disposal of assets	-	-	-	-	-
Other expenses	-	-	8	-	8
	-	-	16	1	17
Income:
Finance income	-	-	38	8	46
Management or cooperation agreements	-	-	-	-	-
R&D transfers and licensing agreements	-	-	-	-	-
Dividends received	-	-	-	-	-
Leases	-	-	-	-	-
Services rendered	-	-	-	-	-
Sale of goods (finished or in progress)	-	-	-	-	-
Gains on derecognition or disposal of assets	-	-	-	-	-
Other income	-	-	303	2	305
	-	-	341	10	351

	Millions of euros
	06/30/16
Other transactions	Significant shareholders	Directors and executives	Group companies or entities	Other related parties	Total

Purchases of tangible, intangible or other assets	-	2	-	-	2
Financing agreements: loans and capital contributions (lender)	-	19	6,353	839	7,211
Finance leases (lessor)	-	-	-	-	-
Repayment or termination of loans and leases (lessor)	-	-	-	-	-
Sales of tangible, intangible or other assets	-	-	-	-	-
Financing agreements: loans and capital contributions (borrower)	-	38	721	332	1,091
Finance leases (lessee)	-	-	-	-	-
Repayment or termination of loans and leases (lessee)	-	-	-	-	-
Guarantees provided	-	-	43	182	225
Guarantees received	-	-	-	-	-
Commitments acquired	-	5	101	138	244
Commitments/guarantees cancelled	-	-	-	-	-
Dividends and other distributed profit	-	2	-	8	10
Other transactions	-	-	3,348	1,803	5,151

5

Millions of euros
06/30/15
Expenses and income	Significant shareholders	Directors and executives	Group companies or entities	Other related parties	Total

Expenses:
Finance costs	-	-	8	-	8
Management or cooperation agreements	-	-	-	-	-
R&D transfers and licensing agreements	-	-	-	-	-
Leases	-	-	-	-	-
Services received	-	-	-	-	-
Purchases of goods (finished or in progress)	-	-	-	-	-
Valuation adjustments for uncollectible or doubtful debts	-	-	-	-	-
Losses on derecognition or disposal of assets	-	-	-	-	-
Other expenses	-	-	9	-	9
	-	-	17	-	17
Income:
Finance income	-	-	48	8	56
Management or cooperation agreements	-	-	-	-	-
R&D transfers and licensing agreements	-	-	-	-	-
Dividends received	-	-	-	-	-
Leases	-	-	-	-	-
Services rendered	-	-	-	-	-
Sale of goods (finished or in progress)	-	-	-	-	-
Gains on derecognition or disposal of assets	-	-	-	-	-
Other income	-	-	391	6	397
	-	-	439	14	453

	Millions of euros
	06/30/15
Other transactions	Significant shareholders	Directors and executives	Group companies or entities	Other related parties	Total

Purchases of tangible, intangible or other assets	-	2	-	-	2
Financing agreements: loans and capital contributions (lender)	-	33	6,967	1,208	8,208
Finance leases (lessor)	-	-	-	-	-
Repayment or termination of loans and leases (lessor)	-	-	-	-	-
Sales of tangible, intangible or other assets	-	-	-	-	-
Financing agreements: loans and capital contributions (borrower)	-	34	1,132	69	1,235
Finance leases (lessee)	-	-	-	-	-
Repayment or termination of loans and leases (lessee)	-	-	-	-	-
Guarantees provided	-	-	38	173	211
Guarantees received	-	-	-	-	-
Commitments acquired	-	5	32	379	416
Commitments/guarantees cancelled	-	-	-	-	-
Dividends and other distributed profit	-	12	-	42	54
Other transactions	-	-	4,229	1,496	5,725

In addition to the detail provided above, there were insurance contracts linked to pensions amounting to EUR 285 million at June 30, 2016 (June 30, 2015: EUR 337 millions).

14.Off-balance-sheet exposures

The off-balance-sheet exposures related to balances representing financial guarantees and other commitment guarantees (revocables and non revocables).

Granted guarantees includes financial guarantees contracts such as financial bank guarantees, credit derivatives, and risks arising from derivatives granted to third parties; non financial guarantees include other guarantees and irrevocable documentary credits.

Contingent commitments provided includes all off-balance-sheet exposures, which are not classified as guarantees provided, including drawable by third parties.

	Millions of euros
	06/30/16	12/31/15

Granted guarantees	42,316	39,834
Financial guarantees	17,133	14,648
Non financial guarantees	22,675	23,047
Irrevocable documentary credits	2,508	2,139
Contingent commitment granted	225,526	221,738
Loans commitments	195,336	195,628
Other commitments	30,190	26,110
	267,842	261,572

At June 30, of 2016 the Group have non-performing guarantees and commitments amounting EUR 1,092 million (EUR 969 million at December 15) with an allowance of EUR 616 million (EUR 618 million at December 15).

15.Average headcount and number of offices

The average number of employees at and at the Bank and the Group, by gender, in the six-month periods ended June 30, 2016 and 2015 is as follows:

Average headcount	Bank		Group
	06/30/16	06/30/15	06/30/16	06/30/15

Men	12,672	13,030	86,716	84,066
Women	10,131	10,155	106,771	103,302
	22,803	23,185	193,487	187,368

The number of offices at June 30, 2016 and December 31, 2015 is as follow:

Number of offices	Group
	06/30/16	12/31/15

Spain	3,119	3,467
Group	9,470	9,563
	12,589	13,030

16.Other disclosures

a)	Valuation techniques for financial assets and liabilities

The following table shows a summary of the fair values, at June 30, 2016 and December 31, 2015, of the financial assets and liabilities indicated below, classified on the basis of the various measurement methods used by the Group to determine their fair value:

	Millions of euros
	06/30/16			12/31/15
	Published price quotations in active markets	Internal models	Total	Published price quotations in active markets	Internal models	Total

Financial assets held for trading	60,014	97,483	157,497	65,849	80,497	146,346
Financial assets designated at fair value through profit or loss	3,207	39,639	42,846	3,244	41,799	45,043
Available-for-sale financial assets (1)	88,553	25,821	114,374	92,284	27,962	120,246
Hedging derivatives (assets)	227	10,818	11,045	271	7,456	7,727
Financial liabilities held for trading	18,035	100,547	118,582	17,058	88,160	105,218
Financial liabilities designated at fair value through profit or loss	-	48,548	48,548	-	54,768	54,768
Hedging derivatives (liabilities)	16	9,349	9,365	400	8,537	8,937
Liabilities under insurance contracts	-	644	644	-	627	627

(1)

In addition to the financial instruments measured at fair value shown in the foregoing table, at March 31, 2016, the Bank held equity instruments classified as available-for-sale financial assets and carried at cost amounting to EUR 2,011 million (December 31, 2015: EUR 1,790 millions).

Financial instruments at fair value, determined on the basis of published price quotations in active markets (Level 1), include government debt securities, private-sector debt securities, derivatives traded in organized markets, securitized assets, shares, short positions and fixed-income securities issued.

In cases where price quotations cannot be observed, management makes its best estimate of the price that the market would set, using its own internal models. In most cases, these internal models use data based on observable market parameters as significant inputs (Level 2) and, in very specific cases, they use significant inputs not observable in market data (Level 3). In order to make these estimates, various techniques are employed, including the extrapolation of observable market data. The best evidence of the fair value of a financial instrument on initial recognition is the transaction price, unless the fair value of the instrument can be obtained from other market transactions performed with the same or similar instruments or can be measured by using a valuation technique in which the variables used include only observable market data, mainly interest rates.

The Group did not make any material transfers of financial instruments between measurement level 3 and another for the six month periods ended on the June 30, of 2016 and 2015.

The Group has developed a formal process for the systematic valuation and management of financial instruments, which has been implemented worldwide across all the Group's units. The governance scheme for this process distributes responsibilities between two independent divisions: Treasury (development, marketing and daily management of financial products and market data) and Risk (on a periodic basis, validation of pricing models and market data, computation of risk metrics, new transaction approval policies, management of market risk and implementation of fair value adjustment policies). The approval of new products follows a sequence of steps (request, development, validation, integration in corporate systems and quality assurance) before the product is brought into production. This process ensures that pricing systems have been properly reviewed and are stable before they are used.

The most important products and families of derivatives, and the related valuation techniques and inputs, by asset class, are detailed in the consolidated financial statements as at December 31, 2015.

As of June 30, 2016, the booked CVA (Credit Valuation Adjustment) was EUR 1,013 million (the 19.1% increase from the 2015 year end is due to credit spread increases during 2016) and the DVA (Debt Valuation Adjustment) was EUR 640 million (20.7%). CVA and DVA had been included as an input in the financial assets and liabilities disclosed in the following table.

Set forth below are the financial instruments at fair value whose measurement was based on internal models (Levels 2 and 3) at June 30, 2016 and December 31, 2015.

	Millions of euros
	Fair values calculated using internal models at 06/30/16		Fair values calculated using internal models at 12/31/15
	Level 2	Level 3	Level 2	Level 3	Valuation techniques	Main inputs
ASSETS:	171,637	2,124	155,233	2,481
Financial assets held for trading	96,367	1,116	79,547	950
Credit institutions	2,160	-	1,352	-	Present Value Method	Observable market data
Customers (a)	8,747	-	6,081	-	Present Value Method	Observable market data
Debt and equity instruments	679	39	650	43	Present Value Method	Observable market data, HPI
Derivatives	84,781	1,077	71,464	907
Swaps	61,943	55	52,904	54	Present Value Method, Gaussian Copula (b)	Observable market data, basis, liquidity
Exchange rate options	1,379	-	1,005	-	Black-Scholes Model	Observable market data, liquidity
Interest rate options	9,417	791	8,276	619	Black's Model, Heath-Jarrow-Morton Model	Observable market data, liquidity, correlation
Interest rate futures	739	-	84	-	Present Value Method	Observable market data
Index and securities options	1,615	109	1,585	120	Black-Scholes Model	Observable market data, dividends, correlation, liquidity, HPI
Other	9,688	122	7,610	114	Present Value Method, Monte Carlo simulation and other	Observable market data and other
Hedging derivatives	10,781	37	7,438	18
Swaps	10,071	37	6,437	18	Present Value Method	Observable market data, basis
Exchange rate options	-	-	-	-	Black-Scholes Model	Observable market data
Interest rate options	20	-	19	-	Black's Model	Observable market data
Other	690	-	982	-	N/A	N/A
Financial assets designated at fair value through profit or loss
	39,260	379	41,285	514
Credit institutions	24,810	-	26,403	-	Present Value Method	Observable market data
Customers (c)	13,843	85	14,213	81	Present Value Method	Observable market data, HPI
Debt and equity instruments	607	294	669	433	Present Value Method	Observable market data
Available-for-sale financial assets	25,229	592	26,963	999

LIABILITIES:	158,665	423	151,768	324
Financial liabilities held for trading	100,141	406	87,858	302
Central banks	509	-	2,178	-	Present Value Method	Observable market data
Credit institutions	451	-	76	-	Present Value Method	Observable market data
Customers	8,755	-	9,187	-	Present Value Method	Observable market data
Marketable debt securities	-	-	-	-
Derivatives	86,178	406	74,893	302
Swaps	63,183	-	55,055	1	Present Value Method, Gaussian Copula (b)	Observable market data, basis, liquidity, HPI
Exchange rate options	1,171	-	901	-	Black-Scholes Model	Observable market data, liquidity
Interest rate options	11,048	279	9,240	194	Black's Model, Heath-Jarrow-Morton Model	Observable market data, liquidity, correlation
Index and securities options	1,655	126	2,000	107	Black-Scholes Model	Observable market data, dividends, correlation, liquidity, HPI
Interest rate and equity futures	1,133	-	101	-	Present Value Method	Observable market data
Other	7,987	1	7,596	-	Present Value Method, Monte Carlo simulation and other	Observable market data and other
Short positions	4,248	-	1,524	-	Present Value Method	Observable market data
Hedging derivatives	9,340	9	8,526	11
Swaps	7,792	9	7,971	11	Present Value Method	Observable market data, basis
Exchange rate options	-	-	-	-	Black-Scholes Model	Observable market data
Interest rate options	18	-	12	-	Black's Model	Observable market data
Other	1,530	-	543	-	N/A	N/A
Financial liabilities designated at fair value through profit or loss	48,540	8	54,757	11	Present Value Method	Observable market data
Liabilities under insurance contracts	644	-	627	-	Present Value Method

(a)	Includes mainly short-term loans and reverse repurchase agreements with corporate customers (mainly brokerage and investment companies).
(b)

Includes credit risk derivatives with a negative net fair value of EUR 2 million recognized in the consolidated balance sheet. These assets and liabilities are measured using the Standard Gaussian Copula Model.

(c)

Includes home mortgage loans to financial institutions in the UK (which are regulated and partly financed by the Government). The fair value of these loans was obtained using observable market variables, including current market transactions with similar amounts and collateral facilitated by the UK Housing Association. Since the Government is involved in these financial institutions, the credit risk spreads have remained stable and are homogeneous in this sector. The results arising from the valuation model are checked against current market transactions.

The measurements obtained using the internal models might have been different had other methods or assumptions been used with respect to interest rate risk, to credit risk, market risk and foreign currency risk spreads, or to their related correlations and volatilities. Nevertheless, the Bank’s directors consider that the fair value of the financial assets and liabilities recognized in the consolidated balance sheet and the gains and losses arising from these financial instruments are reasonable.

Level 3 financial instruments

Set forth below are the Group's main financial instruments measured using unobservable market data that constitute significant inputs of the internal models (Level 3):

-

Instruments in Santander UK's portfolio (loans, debt instruments and derivatives) linked to the House Price Index (HPI). Even if the valuation techniques used for these instruments may be the same as those used to value similar products (present value in the case of loans and debt instruments, and the Black-Scholes model for derivatives), the main factors used in the valuation of these instruments are the HPI spot rate, the growth rate of that rate, its volatility and mortality rates, which are not always observable in the market and, accordingly, these instruments are considered illiquid.

•

The HPI spot rate: for some instruments the NSA HPI spot rate, which is directly observable and published on a monthly basis, is used. For other instruments where regional HPI rates must be used (published quarterly), adjustments are made to reflect the different composition of the rates and adapt them to the regional composition of Santander UK's portfolio.

•

HPI growth rate: this is not always directly observable in the market, especially for long maturities, and is estimated in accordance with existing quoted prices. To reflect the uncertainty implicit in these estimates, adjustments are made based on an analysis of the historical volatility of the HPI, incorporating reversion to the mean.

•

HPI volatility: the long-term volatility is not directly observable in the market but is estimated on the basis of more short-term quoted prices and by making an adjustment to reflect the existing uncertainty, based on the standard deviation of historical volatility over various time periods.

•	Mortality rates: these are based on published official tables and adjusted to reflect the composition of the customer portfolio for this type of product at Santander UK.
-

Trading derivatives on baskets of shares. These are measured using advanced local and stochastic volatility models, using Monte Carlo simulations; the main unobservable input is the correlation between the prices of the shares in each basket in question.

-	Callable interest rate trading derivatives (Bermudan style options) where the main unobservable input is mean reversion of interest rates.

The net amount recorded in the results of the first six months of 2016 resulting from the aforementioned valuation models amounted to EUR 175 million.

The table below shows the effect, at June 30, 2016, on the fair value of the main financial instruments classified as Level 3 of a reasonable change in the assumptions used in the valuation. This effect was determined by applying the probable valuation ranges of the main unobservable inputs detailed in the following table:

Portfolio/Instrument	Valuation technique	Main unobservable inputs	Range	Weighted average	Impacts (in millions of euros)
(Level 3)					Unfavorable scenario	Favorable scenario
Financial assets held for trading
Debt securities and equity instruments	Partial differential equations	Long-term volatility	27% - 41%	38.07%	0.0	0,1
Derivatives	Present Value Method	Curves on TAB indices (*)	(a)	(a)	(3.4)	3,4
		Prepaid Curves	(a)	(a)	(1.9)	1,9
	Present Value Method, Modified Black-Scholes Model	HPI forward growth rate	0% - 5%	2.69%	(41.8)	35,8
		HPI spot rate	N/A	695.42(**)	(11.9)	11,9
	Standard Gaussian Copula Model	Probability of default	0%-5%	2.21%	(3.3)	2,6
	Advanced local and stochastic volatility models	Correlation between share prices	57.1%-77.1%	67.1% (****)	(8.7)	8.7
	Advanced multi-factor interest rate models	Mean reversion of interest rates	0.0001-0.03	0.01(***)	-	41.7

Derivatives (Assets)
Derivatives	Advanced multi-factor interest rate models	Mean reversion of interest rates	-	-	-	-
Financial assets designated at fair value through profit or loss
Customers	Weighted average by probability (according to forecast mortality rates) of European HPI options, using the Black-Scholes model	HPI forward growth rate (Corrected by mortality rates)	0%-5%	2.81%	(10.1)	7.8
Debt securities and equity instruments	Weighted average by probability (according to forecast mortality rates) of HPI forwards, using the present value model	HPI forward growth rate(Corrected by mortality rates)	0%-5%	2.69%	(48.2)	41.3
	Weighted average by probability (according to forecast mortality rates) of HPI forwards, using the present value model	HPI spot rate	N/A	695.42(**)	(23.9)	23.9
Available-for-sale financial assets
Debt securities and equity instruments	Present Value Method, others	Non-performing loans and prepayment ratios, cost of capital, long-term earnings growth rate	(a)	(a)	(0.4)	0.4
Financial liabilities held for trading
Hedging derivatives	Present Value Method, Modified Black-Scholes Model	HPI forward growth rate	0%-5%	2.21%	(16.7)	13.2
	Present Value Method, Modified Black-Scholes Model	HPI spot rate	N/A	667.8(**)	(14.3)	15.5
	Present Value Method, Modified Black-Scholes Model	Curves on TAB indices (*)	(a)	(a)	-	-
	Advanced local and stochastic volatility models	Correlation between share prices	(a)	(a)	(0.2)	0.2
	Advanced multi-factor interest rate models	Mean reversion of interest rates	57.1%-77.1%	67.1%(****)	(b)	(b)
			0.0001-0.03	0.01(***)	(b)	(b)
Hedging Derivatives (Liabilities)
Hedging derivatives	Advanced multi-factor interest rate models	Mean reversion of interest rates	0.0001-0.03	3.0%	(0.01)	-
Financial liabilities designated at fair value through profit or loss	-	-	-	-	(b)	(b)

(*)         TAB: “Tasa Activa Bancaria” (Active Bank Rate). Average deposit interest rates (over 30, 90, 180 and 360 days) published by the Chilean Association of Banks and Financial Institutions (ABIF) in nominal currency (Chilean peso) and in real terms, adjusted for inflation (Unidad de Fomento - UF).

(**)       There are national and regional HPI indices. The HPI spot value is the weighted average of the indices that correspond to the positions of each portfolio. The impact reported is a change of 10%.

(***)     Theoretical average value of the parameter. The change arising on a favorable scenario is from 0.0001 to 0.03. An unfavorable scenario is not considered as there is insufficient margin for an adverse change from the current parameter level. The Group is also exposed, to a lesser extent, to this type of derivative in currencies other than the euro and, therefore, both the average and the range of the unobservable inputs are different. The impact in an unfavorable scenario would be losses of EUR -9.8 million.

(****)   This data does not represent the weighted average of the correlations between the stock prices, but the average correlation of the Call samples vs incoming Calls and used for the calibration of the value parameters.

(a)

The exercise was conducted for the unobservable inputs described in the main unobservable inputs column under probable scenarios. The range and weighted average value used are not shown because the aforementioned exercise was conducted jointly for various inputs or variants thereof (e.g. the TAB input comprises vector-time curves, for which there are also nominal yield curves and inflation-indexed yield curves), and it was not possible to break down the results separately by type of input. In the case of the TAB curve the gain or loss is reported for changes of +/-100 b.p. for the total sensitivity to this index in Chilean pesos and UFs.

(b)

The Group calculates the potential impact on the measurement of each instrument on a joint basis, regardless of whether the individual value is positive (assets) or negative (liabilities), and discloses the joint effect associated with the related instruments classified on the asset side of the consolidated balance sheet.

Lastly, the changes in the financial instruments classified as Level 3 in the first half of 2016 were as follows:

	12/31/15	Changes									30/06/16
Millions of euros	Fair value calculated using internal models (Level 3)	Purchases	Sales	Issues	Settlements	Changes in fair value recognized in profit or loss (unrealized)	Changes in fair value recognized in profit or loss (realized)	Changes in fair value recognized in equity	Level reclassifications	Other	Fair value calculated using internal models (Level 3)

Financial assets held for trading	950	4	(96)	-	-	284	-	-	-	(26)	1,116
Debt and equity instruments	43	-	(5)	-	-	1	-	-	-	-	39
Trading derivatives	907	4	(91)	-	-	283	-	-	-	(26)	1,077
Swaps	54	-	-	-	-	-	-	-	-	1	55
Interest rate options	619	-	(70)	-	-	242	-	-	-	-	791
Index and securities options	120	4	(19)	-	-	18	-	-	-	(14)	109
Other	114	-	(2)	-	-	23	-	-	-	(13)	122
Hedging derivatives	18	-	(3)	-	-	24	(2)	-	-	-	37
Swaps	18	-	(3)	-	-	24	(2)	-	-	-	37
Financial assets designated at fair value through profit or loss	514	-	(19)	-	(97)	11	-	-	2	(32)	379
Loans and advances to customers	81	-	-	-	-	(17)	-	-	-	21	85
Debt instruments	283	-	(19)	-	-	31	-	-	-	(33)	262
Equity instruments	150	-	-	-	(97)	(3)	-	-	2	(20)	32
Financial assets available-for-sale	999	2	(279)	-	(23)	(3)	-	(13)	-	(91)	592
TOTAL ASSETS	2,481	6	(397)	-	(120)	316	(2)	(13)	2	(149)	2,124
						-
Financial liabilities held for trading	302	3	(46)	-	-	138	-	-	-	9	406
Trading derivatives	302	3	(46)	-	-	138	-	-	-	9	406
Swaps	1	-	(1)	-	-	-	-	-	-	-	-
Interest rate options	194	1	(36)	-	-	122	-	-	-	(2)	279
Index and securities options	107	2	(9)	-	-	16	-	-	-	10	126
Others	-	-	-	-	-	-	-	-	-	1	1
Hedging derivatives	11	-	(1)	-	-	-	-	-	-	(1)	9
Swaps	11	-	(1)	-	-	-	-	-	-	(1)	9
Financial liabilities designated at fair value through profit or loss	11	-	-	-	-	(2)	-	-	-	(1)	8
TOTAL LIABILITIES	324	3	(47)	-	-	136	-	-	-	7	423

b)	Sovereign risk with peripheral European countries

The detail at June 30, 2016 and December 31, 2015, by type of financial instrument, of the Group credit institutions’  sovereign risk exposure to Europe’s peripheral countries and of the short positions held with them, taking into consideration the scope established by the European Banking Authority (EBA) in the analyses performed on the capital needs of European credit institutions (see Note 54 to the consolidated financial statements for 2015), is as follows:

Sovereign risk by country of issuer/borrower at June 30, 2016 (*)
	Millions of euros
	Debt instruments					Loans and advances to customers (**)	Total net direct exposure	Derivatives (***)
	Financial assets held for trading and Financial assets designated at fair value through profit or loss	Short positions	Available-for-sale financial assets	Loans and receivables	Held-to maturity investments			Other than CDSs	CDSs
Spain	7,544	(3,187)	23,505	1,475	2,017	16,556	47,910	(11)	-
Portugal	117	(283)	5,027	935	4	871	6,671	-	(2)
Italy	3,046	(1,654)	451	-	-	-	1,843	1	(1)
Greece	-	-	-	-	-	-	-	-	-
Ireland	-	-	-	-	-	-	-	16	-

(*)       Information prepared under EBA standards. Also, there are government debt securities on insurance companies' balance sheets amounting to EUR 10,611 million (of which EUR 9,687 million, EUR 602 million and EUR 322 million relate to Spain, Portugal and Italy, respectively) and off-balance-sheet exposure other than derivatives –contingent liabilities and commitments– amounting to EUR 1,624 million (of which EUR 1,546 million, EUR 78 million to Spain, Portugal, respectively).

(**)     Presented without taking into account the valuation adjustments recognized (EUR 23 millions).

(***)  “Other than CDSs” refers to the exposure to derivatives based on the location of the counterparty, irrespective of the location of the underlying. “CDSs” refers to the exposure to CDSs based on the location of the underlying.

Sovereign risk by country of issuer/borrower at December 31, 2015 (*)
	Millions of euros
	Debt instruments					Loans and advances to customers (**)	Total net direct exposure	Derivatives (***)
	Financial assets held for trading and Financial assets designated at fair value through profit or loss	Short positions	Available-for-sale financial assets	Loans and receivables	Held-to maturity investments			Other than CDSs	CDSs
Spain	7,647	(2,446)	26,443	1,032	2,025	13,993	48,694	(217)	-
Portugal	278	(174)	7,916	916	-	1,071	10,007	-	1
Italy	3,980	(1,263)	-	-	-	-	2,717	(4)	4
Greece	-	-	-	-	-	-	-	-	-
Ireland	-	-	-	-	-	-	-	6	-

(*)       Information prepared under EBA standards. Also, there are government debt securities on insurance companies' balance sheets amounting to EUR 11,273 million (of which EUR 9,892 million, EUR 605 million and EUR 776 million relate to Spain, Portugal and Italy, respectively) and off-balance-sheet exposure other than derivatives –contingent liabilities and commitments– amounting to EUR 3,134 million (of which EUR 3,045 million and EUR 89 million to Spain and Portugal, respectively).

(**)     Presented without taking into account the valuation adjustments recognized (EUR 31 millions).

(***)  “Other than CDSs” refers to the exposure to derivatives based on the location of the counterparty, irrespective of the location of the underlying. “CDSs” refers to the exposure to CDSs based on the location of the underlying.

The detail of the Group’s other exposure to other counterparties (private sector, central banks and other public entities that are not considered to be sovereign risks) in the aforementioned countries at June 30, 2016 and December 31, 2015 is as follows:

Exposure to other counterparties by country of issuer/borrower at June 30, 2016 (*)
	Millions of euros
			Debt Securities				Loans and advances to customers (**)	Total net direct exposure	Derivatives (***)
	Balances with central banks	Reverse repurchase agreements	Financial assets held for trading and Financial assets designated at FVTPL	Available-for-sale financial assets	Loans and receivables	Held to maturity investments
									Other than CDSs	CDSs
Spain	4,271	13,828	1,340	4,667	677	-	150,854	175,637	3,505	(28)
Portugal	832	-	106	545	3,222	243	29,898	34,846	1,844	-
Italy	12	-	543	844	-	,-	7,075	8,474	360	5
Greece	-	-	-	-	-	-	46	46	39	-
Ireland	-	-	30	260	86	-	1,339	1,715	335	-

(*)       Also, the Group has off-balance-sheet exposure other than derivatives -contingent liabilities and commitments- amounting to EUR 61,976 million, EUR 7,036 million, EUR 4,321 million, EUR 314 million and EUR 412 million to counterparties in Spain, Portugal, Italy, Greece and Ireland, respectively.

(**)     Presented excluding valuation adjustments and impairment losses recognized (EUR 10,341 millions).

(***)  “Other than CDSs” refers to the exposure to derivatives based on the location of the counterparty, irrespective of the location of the underlying. “CDSs” refers to the exposure to CDSs based on the location of the underlying.

Exposure to other counterparties by country of issuer/borrower at December 31, 2015 (*)
	Millions of euros
			Debt Securities			Loans and advances to customers (**)	Total net direct exposure	Derivatives (***)
	Balances with central banks	Reverse repurchase agreements	Financial assets held for trading and Financial assets designated at FVTPL	Available-for-sale financial assets	Loans and receivables
								Other than CDSs	CDSs
Spain	2,349	15,739	1,545	4,166	1,143	153,863	178,805	3,367	(42)
Portugal	2,938	-	159	992	2,999	29,928	37,016	1,729	-
Italy	5	-	167	813	-	6,713	7,698	35	5
Greece	-	-	-	-	-	44	44	32	-
Ireland	-	-	63	239	40	734	1,076	300	-

(*)       Also, the Group has off-balance-sheet exposure other than derivatives -contingent liabilities and commitments- amounting to EUR 64,159 million, EUR 6,374 million, EUR 3,746 million, EUR 17 million and EUR 387 million to counterparties in Spain, Portugal, Italy, Greece and Ireland, respectively.

(**)     Presented excluding valuation adjustments and impairment losses recognized (EUR 11,641 millions).

(***)  “Other than CDSs” refers to the exposure to derivatives based on the location of the counterparty, irrespective of the location of the underlying. “CDSs” refers to the exposure to CDSs based on the location of the underlying.

Following is certain information on the notional amounts of the CDSs detailed in the foregoing tables at June 30, 2016 and December 31, 2015:

06/30/16
Millions of euros
		Notional amount			Fair value
		Bought	Sold	Net	Bought	Sold	Net
Spain	Sovereign	-	-	-	-	-	-
	Other	640	890	(250)	(3)	(25)	(28)
Portugal	Sovereign	27	289	(262)	1	(3)	(2)
	Other	-	21	(21)	-	-	-
Italy	Sovereign	104	469	(365)	-	(1)	(1)
	Other	427	534	(107)	(2)	7	5
Greece	Sovereign	-	-	-	-	-	-
	Other	-	-	-	-	-	-
Ireland	Sovereign	-	-	-	-	-	-
	Other	-	-	-	-	-	-

12/31/15
Millions of euros
		Notional amount			Fair value
		Bought	Sold	Net	Bought	Sold	Net
Spain	Sovereign	-	-	-	-	-	-
	Other	724	991	(267)	(3)	(39)	(42)
Portugal	Sovereign	28	187	(159)	-	1	1
	Other	71	77	(6)	-	-	-
Italy	Sovereign	183	448	(265)	(1)	5	4
	Other	553	618	(65)	4	2	6
Greece	Sovereign	-	-	-	-	-	-
	Other	-	-	-	-	-	-
Ireland	Sovereign	-	-	-	-	-	-
	Other	-	-	-	-	-	-

c)	Refinancing and restructured transactions

The following forms are use with the meanings specified below:

•

Refinancing transaction: transaction granted or used for reasons relating to -current or foreseeable- financial difficulties the borrower may have in repaying one or more of the transactions granted to it, or through which the payments on such transactions are brought fully or partially up to date, in order to enable the borrowers of cancelled or refinanced transactions to repay the debt (principal and interest) because the borrower is unable, or might foreseeably become unable, to comply with the conditions thereof in due time and form.

•

Restructured transaction: transaction with respect to which, for economic or legal reasons relating to current or foreseeable financial difficulties of the borrower, the financial terms and conditions are modified in order to facilitate the payment of the debt (principal and interest) because the borrower is unable, or might foreseeably become unable, to comply with the aforementioned terms and conditions in due time and form, even if such modification is envisaged in the agreement.

For maximum guarantees amount, we will consider as follows:

•	Real guarantees: the appraisal amount or valuation amount of the real guarantees received; for each transactions will be as maximum the covered amount of exposure.
•	Personal guarantees, maximum amount guarantors will have to pay if the guarantee is implemented.

Amounts in Millions of euros, except number of transactions in units	06/30/2016
	Total							Of which: Non performing
	Without collateral (a)		With collateral				Accumulated Impairment or losses at fair value due to credit risk	Without collateral (a)		With collateral				Accumulated Impairment or losses at fair value due to credit risk
	Number of transactions	Gross amount	Number of operations	Gross amount	Maximum amount of collateral that can be considered			Number of transactions	Gross amount	Number of transactions	Gross amount	Maximum amount of collateral that can be considered
					Mortgage guarantee	Other guarantees						Mortgage guarantee	Other guarantees
Credit entities	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Public sector	92	469	36	291	200	53	7	20	13	13	7	7	-	4
Other financial institutions and: individual shareholder)	272	123	136	31	13	7	46	105	47	65	11	6	4	25
Non financial institutions and individual shareholder	196,425	7,381	33,706	16,633	10,796	1,790	7,992	82,472	4,201	17,183	9,689	6,364	830	7,361
Of which: Financing for constructions and property development	870	493	4,294	4,968	3,657	223	2,643	444	474	3,063	3,881	2,755	73	2,567
Other warehouses	2,293,296	4,613	763,506	22,522	12,239	4,958	4,170	886,076	1,831	94,935	4,597	3,419	402	2,518
Total	2,490,085	12,586	797,384	39,477	23,248	6,808	12,215	968,673	6,092	112,196	14,304	9,796	1,236	9,908
Financing classified as non-current assets	-	-	-	-	-	-		-	-	-	-	-	-	-

(a)	Includes other guarantees different to the reals by the amount of EUR: 627 million, of which non-performing EUR: 283 million.

The table below shows the changes of these balances during the first semester of 2016:

Millions of euros
Carrying amount	06/30/2016

Opening balances	43,187
(+) Refinancing and Restructured balances	6,501
Memorandum items: Amount registered in the income statements	1,784
(-) Debt repayment	(4,543)
(-) Foreclosures	(476)
(-) Balance derecognition (Written-off reclassification)	(1,925)
(+)/(-) Other changes	(2,896)
Final Balances	39,848

d)	Real estate business– Spain

i)	Portfolio of home purchase loans to families

Home purchase loans granted to families in Spain on June 30, 2016 amounted to EUR 49.989 million. Of which mortgage guarantee are 98.78%.

	06/30/2016
	Gross Amount	Of which: Non performing

Home purchase loans to families	609	34
- Without mortgage guarantee	49,380	2,269
- With mortgage guarantee	49,989	2,203

The risk profile of the home purchase mortgage loan portfolio in Spain remained at a medium-low level, with limited prospects of additional impairment:

•	All mortgage transactions include principal repayments from the very first day.

•	Early repayment is common practice and, accordingly, the average life of the transactions is far shorter than their contractual term.

•	Debtors provide all their assets as security, not just the home.

•	High quality of collateral, since the portfolio consists almost exclusively of principal-residence loans.
•	71.49% of the portfolio has an LTV of less than 80% (calculated as the ratio of total exposure to the amount of the latest available appraisal).

ii)	Financing construction and property development

At June 30, 2016 the financing amount related to construction and real estate business in Spain amounted to EUR 3,724 million net of allowances.

	06/30/2016
	Loan to value ratio
In millions of euros	Less than or equal to 40%	More than 40% or less than 60%	More than 60% and less than 80%	More than 80% and less or equal to 100%	More than 100%	TOTAL
Gross amount	10,632	11,382	13,336	8,522	5,508	49,380
- Of which: Non performing	131	204	336	463	1,135	2,269

Millions of euros	06/30/2016
	Gross Amount	Excess over collateral value	Specific allowance
Financing construction and property development recognized by the Group´s credit institutions (business in Spain) (*)	6,355	2,664	2,629

Of which: Non-performing	4,128	2,227	2,545

Memorandum items: - Written-off assets	1,359	-	-

(*) In addition, there are financial guarantees provided for 56 MM€.

Millions of euros	06/30/2016
Carrying amount
Memorandum items:
Total loans and advances to customers excluding the public sector (business in Spain)	144,829
Total consolidated assets (Total business)	1,342,907
Impairment losses and provision for exposure classified as normal (total business)	744

At the end June 30, 2016, the concentration of this portfolio was as follows:

Millions of euros	06/30/2016
Gross amount
Without mortgage guarantee	654
With mortgage guarantee	5,701
Completed buildings	3,326
Residential	1,831
Other	1,495
Buildings under construction	225
Residential	200
Other	25
Land	2,150
Developed Land	1,842
Other Land	308
Total	6,355

e)	Solvency information

The Group has a capital adequacy position that surpasses the levels required by regulations and the European Central Bank. At the end of 2015 the ECB notified each bank of its minimum prudential capital requirements for the following year. In 2016, at consolidated level, Santander Group must have a minimum phase-in CET1 capital ratio of 9.75% (9.5% is the requirement for Pillar I, Pillar II and the capital conservation buffer, and 0.25% is the requirement for being a global systemically important bank). At June 30, 2016 and December 31, 2015, the Group's capital exceeded the ECB's minimum requirement.

Capital ratio phase – in

	06/30/2016	12/31/2015
Capital ratio
Ordinary common equity tier 1 (Millions of euros)	72,188	73,478
Ordinary common equity tier 1 (Millions of euros)	-	-
Ordinary common equity tier 2(Millions of euros)	11,993	10,872
Assets (Millions of euros)	586,020	577,798
Ordinary common equity tier 1 ratio (CET 1)	12.32%	12.72%
Additional capital tier 1 ratio (AT 1)	-	-
Capital Tier 1 ratio (TIER 1)	12.32%	12.72%
Capital Tier 2 ratio (TIER 2)	2.05%	1.88%
Total capital ratio	14.36%	14.60%

Leverage

	06/30/2016	12/31/2015
Leverage
Tier 1 capital (Millions of euros)	72,188	73,478
Exposure (Millions of euros)	1,352,674	1,364,684
Leverage ratio	5.34%	5.38%

17.Additional disclosure requirements

This Note includes relevant information about additional disclosure requirements.

17.1Parent company financial statements

Following are the summarized balance sheets of Banco Santander, S.A. as of June 30, 2016 (unaudited) and December 31, 2015. In the financial statements of the Parent, investments in subsidiaries, jointly controlled entities and associates are recorded at cost.

UNAUDITED CONDENSED BALANCE SHEETS	June 30, 2016	December 31, 2015
(Parent company only)	(Millions of Euros)
Assets
Cash and due from banks	64,462	63,790
Of which:
To bank subsidiaries	12,035	10,471
Trading account assets	83,240	79,474
Investment securities	47,669	54,807
Of which:
To bank subsidiaries	11,610	12,191
To non-bank subsidiaries	2,405	2,978
Net Loans and leases	198,364	200,046
Of which:
To non-bank subsidiaries	33,680	36,204
Investment in affiliated companies	84,193	80,822
Of which:
To bank subsidiaries	71,195	68,681
To non-bank subsidiaries	12,998	12,141
Premises and equipment, net	1,763	1,781
Other assets	17,211	15,602
Total assets	496,901	496,322

Liabilities
Deposits	273,324	277,035
Of which:
To bank subsidiaries	19,211	18,365
To non-bank subsidiaries	46,218	43,954
Short-term debt	30,131	36,353
Long-term debt	39,617	41,248
Total debt	69,748	77,601
Of which:
To bank subsidiaries	264	770
To non-bank subsidiaries	17,937	17,310
Other liabilities	92,639	82,842
Total liabilities	435,710	437,478

Stockholders' equity
Capital stock	7,217	7,217
Retained earnings and other reserves	53,973	51,627
Total stockholders' equity	61,191	58,844

Total liabilities and Stockholders’ Equity	496,901	496,322

Following are the summarized unaudited statements of income of Banco Santander, S.A. for the periods ended June 30, 2016 and 2015.

UNAUDITED CONDENSED STATEMENTS OF INCOME	Six months ended	Six months ended
(Parent company only)	June 30, 2016	June 30, 2015
	(Millions of Euros)
Interest income
Interest from earning assets	3,082	3,708
Dividends from affiliated companies	1,961	1,485
Of which:
From bank subsidiaries	1,412	1,231
From non-bank subsidiaries	549	254
	5,043	5,193
Interest expense	(1,571)	(1,925)
Interest income / (Charges)	3,472	3,268
Provision for credit losses	(416)	(749)
Interest income / (Charges) after provision for credit losses	3,056	2,519
Non-interest income:	1,611	1,438
Non-interest expense:	(3,772)	(2,980)
Income before income taxes	895	976
Income tax expense	202	22
Net income	1,096	998

Following are the summarized unaudited statements of comprehensive income of Banco Santander, S.A. for the periods ended June 30, 2016 and 2015.

UNAUDITED CONDENSED STATEMENTS OF	Six months ended	Six months ended
COMPREHENSIVE INCOME (Parent company only)	June 30, 2016	June 30, 2015
	(Millions of Euros)

NET INCOME	1,096	998
OTHER COMPREHENSIVE INCOME	(135)	(621)
Items that may be reclassified subsequently to profit or loss
Available-for-sale financial assets:	(13)	(890)
Revaluation gains/(losses)	145	(674)
Amounts transferred to income statement	(157)	(216)
Other reclassifications	—	—
Cash flow hedges:	(179)	83
Revaluation gains/(losses)	(179)	83
Amounts transferred to income statement	—	—
Amounts transferred to initial carrying amount of hedged items	—	—
Other reclassifications	—	—
Hedges of net investments in foreign operations:	—	(1)
Revaluation gains/(losses)	—	(1)
Amounts transferred to income statement	—	—
Other reclassifications	—	—
Exchange differences:	—	—
Non-current assets held for sale:	—	—
Income tax	59	242
Items that will not be reclassified to profit or loss:
Actuarial gains/(losses) on pension plans	(2)	(79)
Income tax	—	24
TOTAL COMPREHENSIVE INCOME	961	377

Following are the summarized unaudited cash flow statements of Banco Santander, S.A. for the periods ended June 30, 2016 and 2015.

UNAUDITED CONDENSED CASH FLOW STATEMENTS	Six months ended	Six months ended
(Parent company only)	June 30, 2016	June 30, 2015
	(Millions of Euros)
1. Cash flows from operating activities
Consolidated profit	1,096	998
Adjustments to profit	980	2,032
Net increase/decrease in operating assets	7,154	(13,080)
Net increase/decrease in operating liabilities	(7,301)	8,181
Reimbursements/payments of income tax	530	335
Total net cash flows from operating activities (1)	2,458	(1,533)

2. Cash flows from investing activities
Investments (-)	(4,640)	(501)
Divestments (+)	1,600	151
Total net cash flows from investment activities (2)	(3,040)	(350)

3. Cash flows from financing activities
Issuance of own equity instruments	—	7,500
Disposal of own equity instruments	525	1,474
Acquisition of own equity instruments	(520)	(1,517)
Issuance of debt securities	1,541	1,478
Redemption of debt securities	(401)	(61)
Dividends paid	(1,443)	(672)
Issuance/Redemption of equity instruments	—	—
Other collections/payments related to financing activities	—	(208)
Total net cash flows from financing activities (3)	(298)	7,995

4. Effect of exchange rate changes on cash and cash equivalents (4)	(261)	(381)

5. Net increase/decrease in cash and cash equivalents (1+2+3+4)	(1,141)	5,731
Cash and cash equivalents at beginning of period	14,178	8,863
Cash and cash equivalents at end of period	13,037	14,594

17.2Preference Shares and Preferred Securities

The following table shows the balance of the preference shares and preferred securities as of June 30, 2016 and December 31, 2015:

	June 30, 2016	December 31, 2015
	(Millions of Euros)
Preference shares	408	449
Preferred securities	6,708	6,749
Total at period-end	7,116	7,198

Both Preference Shares and Preferred Securities are recorded under the “Financial liabilities at amortized cost – Memorandum item: Subordinated Liabilities” caption in the consolidated balance sheet as of June 30, 2016 and December 31, 2015.

Preference Shares include the financial instruments issued by the consolidated companies which, although equity for legal purposes, do not meet the requirements for classification as equity in the financial statements. These shares do not carry any voting rights and are non-cumulative. They were subscribed to by non-Group third parties except for the shares of Santander UK amounting to GBP 200 million, are redeemable at the discretion of the issuer, based on the conditions of the issuer. None of these issues are convertible into Bank shares or granted privileges or right which, in certain circumstances, make them convertibles into shares.

On March 5, May 8 and September 2, 2014, Banco Santander, S.A. announced that its executive committee had resolved to launch issuances of preference shares contingently convertible into newly issued ordinary shares of the Bank (“CCPSs”) for a nominal amount of EUR 1,500 million, USD 1,500 million and EUR 1,500 million. The interest, payment of which is subject to certain conditions and is discretionary, was set at 6.25% per annum for the first five years (to be reprised thereafter by applying a 541 basis-point spread to the 5-year Mid-Swap Rate) for the March issuance, at 6.375% per annum for the first five years (to be reprised thereafter by applying a 478.8 basis-point spread to the 5-year Mid-Swap Rate) for the May issuance and at 6.25% per annum for the first seven years (to be reprised every five years thereafter by applying a 564 basis-point spread to the 5-year Mid-Swap Rate) for the September issuance.

On March 25, 2014, May 28 and September 30, the Bank of Spain confirmed that the CCPSs were eligible as Additional Tier 1 capital under the new European capital requirements of Regulation (EU) No 575/2013. The CCPSs are perpetual, although they may be redeemed early in certain circumstances and would convert into newly issued ordinary shares of Banco Santander if the Common Equity Tier 1 ratio of the Bank or its consolidated group fell below 5.125%, calculated in accordance with Regulation (EU) No 575/2013. The CCPSs are traded on the Global Exchange Market of the Irish Stock Exchange.

Furthermore, on January 29, 2014, Banco Santander (Brasil), S.A. launched an issuance of Tier 1 perpetual subordinated notes for a nominal amount of USD 1,248 million, of which the Group acquired 89.6%. The notes are perpetual and convert into ordinary shares of Banco Santander (Brasil), S.A. if the Common Equity Tier 1 ratio, calculated as established by the Central Bank of Brazil, falls below 5.125%.

This category includes non-cumulative preferred non-voting shares issued by Santander UK plc, Santander UK Group Holdings Limited, Santander Holdings USA, Inc., Santander Bank, National Association and Santander Holdings, Ltd.

For the purposes of payment priority, Preferred Securities are junior to all general creditors and to subordinated deposits. The payment of dividends on these securities, which have no voting rights, is conditional upon the obtainment of sufficient distributable profit and upon the limits imposed by Spanish banking regulations on equity.

This category includes non-cumulative preferred non-voting securities issued by Santander Finance Capital, S.A. (Unipersonal), Santander Finance Preferred, S.A. (Unipersonal), and Santander International Preferred, S.A. (Sociedad Unipersonal), guaranteed by the Bank. It also includes non-cumulative preferred non-voting securities issued by Banco Santander, S.A., Banco Santander, (Brasil), S.A. and Santander UK Group.

Preference shares and preferred securities are perpetual securities and there is no obligation that requires the Group to redeem them. All securities have been fully subscribed by third parties outside the Group. In the consolidated balance sheets, these securities are shown net of any temporary transactions relating to liquidity guarantees, and are described in the table below:

	Outstanding at June 30, 2016
		Amount in
Preference Shares		currency	Interest rate	Redemption
Issuer/Date of issue	Currency	(million)		Option (1)

Santander UK plc, October 1995	Pounds Sterling	80.3	10.375%	No option
Santander UK plc, February 1996	Pounds Sterling	80.3	10.375%	No option
Santander UK plc, March 2004	Pounds Sterling	6.5	5.827%	March 22, 2016
Santander UK plc, May 2006	Pounds Sterling	13.8	6.222% (2)	May 24, 2019
Santander Bank, National Association, August 2000	US Dollar	153.0	12.00%	May 16, 2020
Santander Holdings USA, Inc, May 2006 (*)	US Dollar	75.5	7.30%	May 15, 2011

	Outstanding at June 30, 2016
		Amount in
Preferred Securities		currency
Issuer/Date of issue	Currency	(million)	Interest rate	Maturity date

Banco Santander, S.A.
Banco Español de Crédito, October 2004	Euro	36.5	€CMS 10 + 0.125%	Perpetuity
Banco Español de Crédito, November 2004	Euro	106.5	5.5%	Perpetuity
March 2014	Euro	1,500.0	6.25% (3)	Perpetuity
May 2014	US Dollar	1,500.0	6.375% (4)	Perpetuity
September 2014	Euro	1,500.0	6.250% (5)	Perpetuity

Santander Finance Capital, S.A. (Unipersonal)
March 2009	US Dollar	18.2	2.0%	Perpetuity
March 2009	US Dollar	25.0	2.0%	Perpetuity
March 2009	Euro	309.6	2.0%	Perpetuity
March 2009	Euro	153.4	2.0%	Perpetuity

Santander Finance Preferred, S.A. (Unipersonal)
March 2004 (*)	US Dollar	89.3	6.41%	Perpetuity
September 2004	Euro	144.0	€CMS 10 +0.05% subject to a maximum distribution of 8% per annum	Perpetuity
October 2004	Euro	155.0	5.75%	Perpetuity
November 2006 (*)	US Dollar	161.8	6.80%	Perpetuity
January 2007 (*)	US Dollar	109.5	6.50%	Perpetuity
March 2007 (*)	US Dollar	210.4	US3M + 0.52%	Perpetuity
July 2007	Pounds Sterling	4.9	7.01%	Perpetuity

Santander International Preferred S.A. (Sociedad Unipersonal)
March 2009	US Dollar	979.7	2.0%	Perpetuity
March 2009	Euro	8.6	2.0%	Perpetuity

Santander UK Group
Abbey National Plc, February 2001(6)	Pounds Sterling	39.5	7.037%	Perpetuity
Abbey National Plc, August 2002	Pounds Sterling	1.8	Fixed to 6.984% until February 9, 2018, and thereafter, at a rate reset semi-annually of 1.86% per annum + Libor GBP (6M)	Perpetuity
Abbey National Plc, June 2015	Pounds Sterling	650.0	7.4%	Perpetuity

Banco Santander (Brasil), S.A.
January 2014	US Dollar	129.6	7.38%	October 29, 2049

(1)	From these dates the issuer can redeem the shares, subject to prior authorization by the national supervisor.
(2)

That issuance is a Fixed/Floating Rate Non-Cumulative Callable Preference Shares. Dividends will accrue on a principal amount equal to £1,000 per Preference Share at a rate of 6.222 per cent. per annum in respect of the period from (and including) May 24, 2006 (the Issue Date) to (but excluding) May 24, 2019 (the First Call Date) and thereafter at a rate reset quarterly equal to 1.13 per cent. per annum above the London interbank offered rate for three-month sterling deposits. From (and including) the Issue Date to (but excluding) the First Call Date, dividends, if declared, will be paid annually in arrears on May 24, in each year. Subject as provided herein, the first such dividend payment date will be May 24, 2007 and the last such dividend payment date will be the First Call Date. From (and including) the First Call Date, dividends, if declared, will be paid quarterly in arrears on May 24, August 24, November 24 and February 24, in each year. Subject as provided herein, the first such dividend payment date will be August 24, 2019.

(3)

Payment is subject to certain conditions and to the discretion of the Bank. The 6.25% interest rate is set for the first five years. After that, it will be reviewed by applying a margin of 541 basis points on the five-year Mid-Swap Rate.

(4)

Payment is subject to certain conditions and to the discretion of the Bank. The 6.375% interest rate is set for the first five years. After that, it will be reviewed by applying a margin of 478.8 basis points on the five-year Mid-Swap Rate.

(5)

Payment is subject to certain conditions and to the discretion of the Bank. The 6.25% interest rate is set for the first five years. After that, it will be reviewed by applying a margin of 564 basis points on the five-year Mid-Swap Rate.

(6)

From February 14, 2026, this issue will bear interest at a rate, reset every five years, of 3.75% per annum above the gross redemption yield on a five-year specified United Kingdom government security.

(*)       Listed in the U.S.

In accordance with Reg. S-X Rule 3-10, financial statements of guarantors and issuers of guaranteed securities registered or being registered, Santander Finance Preferred, S.A. (Unipersonal), Santander Finance Capital, S.A. (Unipersonal), Santander International Preferred, S.A. (Unipersonal), Santander US Debt, S.A. (Sociedad Unipersonal) and Santander Issuances, S.A., do not file the financial statements required for a registrant by Regulation S-X as:

-

Santander Finance Preferred, S.A. (Unipersonal) is 100% owned finance subsidiary of Banco Santander, S.A. that fully and unconditionally guarantees the preferred securities (Series 1, 4, 5 and 6 are listed in the United States). No other subsidiary of the Bank guarantees such securities.

-

Santander Finance Capital, S.A. (Unipersonal) is 100% owned finance subsidiary of Banco Santander, S.A. that fully and unconditionally guarantees the preferred securities (not listed in the United States). No other subsidiary of the Bank guarantees such securities.

-

Santander International Preferred, S.A. (Unipersonal) is 100% owned finance subsidiary of Banco Santander, S.A. that fully and unconditionally guarantees the preferred securities (not listed in the United States). No other subsidiary of the Bank guarantees such securities.

-

Santander US Debt, S.A. (Sociedad Unipersonal) is 100% owned finance subsidiary of Banco Santander, S.A. The senior debt is fully and unconditionally guaranteed by Banco Santander, S.A. (not listed in the United States).  No other subsidiary of the Bank guarantees such securities.

-

Santander Issuances, S.A. is 100% owned finance subsidiary of Banco Santander, S.A. The subordinated debt is fully and unconditionally guaranteed by Banco Santander, S.A. (not listed in the United States).  No other subsidiary of the Bank guarantees such securities.

Exhibit I

(Millions of Euros)			Year end December 31,
	30-Jun-16		2015		2014		2013
	Including	Excluding	Including	Excluding	Including	Excluding	Including	Excluding
	interest on	interest on	interest on	interest on	interest on	interest on	interest on	interest on
	deposits	deposits	deposits	deposits	deposits	deposits	deposits	deposits
IFRS:

FIXED CHARGES:
Fixed charges and preferred stock dividends	11,734	5,784	24,123	12,360	24,799	11,953	25,162	10,499
Preferred dividends	44	44	103	103	126	126	112	112
Fixed charges	11,690	5,740	24,020	12,257	24,673	11,827	25,050	10,387

EARNINGS:
Income from continuing operations before taxes and extraordinary items	5,212	5,212	9,547	9,547	10,679	10,679	7,378	7,378
Less: Earnings from associated companies	195	195	148	148	65	65	197	197
Fixed charges	11,690	5,740	24,020	12,257	24,673	11,827	25,050	10,387
Total earnings	16,707	10,758	33,419	21,656	35,287	22,441	32,231	17,568

Ratio of earnings to fixed charges	1.43	1.87	1.39	1.77	1.43	1.90	1.29	1.69
Ratio of earnings to combined fixed charges and preferred stock dividends	1.42	1.86	1.39	1.75	1.42	1.88	1.28	1.67